Exhibit 99.6

As described in greater detail in the MD&A section of this Annual Report, this Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time, including the risks described under the heading “Risk Management” in the MD&A section of this Annual Report. © 2022 CI Financial Corp. All rights reserved. 22-03-311354_E (03/22) ANNUAL REPORT 2021 CI_Annual_Report_Cover_v1_FINAL.indd All Pages CI_Annual_Report_Cover_v1_FINAL.indd All Pages 4/1/22 3:48 PM 4/1/22 3:48 PM

1 CI FINANCIAL Annual Report 2021

3 4. About CI Financial 6. CI Financial Directors 7. 2021 at a Glance 8. Letter to Shareholders 18. Subsidiary Profiles 26. Environmental, Social and Governance Report 35. Corporate Information TABLE OF CONTENTS 31646 CI Financial_Annual Report Text.pdf - p1 (May 4, 2022 22:56:36) DT

4 CI FINANCIAL Annual Report 2021 CI Financial Corp. is an integrated global wealth and asset management company operating in Canada, the United States and Australia. Since 1965, we have been driven by a commitment to provide our clients with the highest-quality investments and advice. We have $145.4 billion in assets under management and $224.7 billion in wealth management assets for total assets of $370.2 billion (as at February 28, 2022). We are guided by our core beliefs that active management adds value to clients’ portfolios and that investors benefit from working with professional financial advisors. CI has been listed on the Toronto Stock Exchange since June 1994 (ticker: CIX) and on the New York Stock Exchange since November 2020 (ticker: CIXX). Our head office is in Toronto and our U.S. headquarters is in Miami. ABOUT CI FINANCIAL 4 CI FINANCIAL Annual Report 2021 31646 CI Financial_Annual Report Text.pdf - p2 (May 4, 2022 22:56:36) DT

5 CI operates in two industry segments: Asset Management and Wealth Management. CI GLOBAL ASSET MANAGEMENT One of Canada’s pre-eminent investment managers, offering a comprehensive selection of investment solutions, including mutual funds, ETFs and alternatives, to retail and institutional clients. The CI GAM portfolio management team consists of more than more than 100 investment professionals with expertise spanning asset classes and industry sectors globally. GSFM PTY LIMITED A leading manager and distributor of investment strategies and products to Australian institutional and retail investors CI also owns a majority interest in Marret Asset Management Inc., a Toronto-based specialized fixed-income manager, a minority stake in Altrinsic Global Advisors, LLC, a global equity investment boutique based in Greenwich, Connecticut and is co-owner of Axia Real Assets LP of Toronto, an alternative asset manager focused on global real estate and infrastructure. CI PRIVATE WEALTH (U.S.) A network of best-in-class wealth management firms with locations across the country. These firms offer personalized wealth and investment management services to ultra-high-net-worth and high-net-worth individuals, business owners and institutions. CI’s U.S. wealth management business includes 23 registered investment advisors and minority interests in two alternative asset managers. CI ASSANTE WEALTH MANAGEMENT One of Canada’s largest wealth management firms, supporting 590 practices in the delivery of complete financial advice for affluent Canadian families, business owners and professionals. ALIGNED CAPITAL PARTNERS INC. A full-service investment dealer supporting a network of 250 advisors across Canada. CI holds a majority interest. CI PRIVATE WEALTH (CANADA) A discretionary investment counsel business that provides a highly personalized wealth management experience tailored to ultra-high-net-worth and high-net-worth individuals, business owners and families. NORTHWOOD FAMILY OFFICE Canada’s leading multi-family office, focusing on families with $10 million to $1+ billion in family net worth. CI DIRECT INVESTING A leading Canadian online investment management and financial planning platform. CI INVESTMENT SERVICES A Canadian financial technology company that provides a wide range of innovative brokerage and trading services. CI Direct Trading is its online brokerage division. ASSET MANAGEMENT WEALTH MANAGEMENT NOTE: All financial amounts in this Annual Report are in Canadian dollars unless stated otherwise. 31646 CI Financial_Annual Report Text.pdf - p3 (May 4, 2022 22:56:37) DT

6 CI FINANCIAL Annual Report 2021 CI FINANCIAL DIRECTORS KURT MACALPINE Chief Executive Officer and Director WILLIAM (BILL) BUTT Director BRIGETTE CHANG-ADDORISIO Director SHEILA A. MURRAY Director WILLIAM T. HOLLAND Chairman of the Board DAVID P. MILLER Director PAUL J. PERROW Director TOM P. MUIR Director SARAH M. WARD Director 31646 CI Financial_Annual Report Text.pdf - p4 (May 4, 2022 22:56:38) DT

7 1. Adjusted earnings per share and free cash flow are not a standardized earnings measures prescribed by IFRS. Descriptions of these measures are provided in the “Non-IFRS Measures” section of the attached MD&A dated December 31, 2021. FINANCIAL HIGHLIGHTS OPERATIONAL HIGHLIGHTS 2021 AT A GLANCE Grew U.S. assets by 418% to $151 billion through 17 transactions U.S. wealth management becomes CI’s largest business line Completed integration of investment boutiques into one team led by first-ever Head of Investment Management Established U.S. headquarters in Miami Streamlined existing fund lineup and aligned branding under CI name Launched successful new products, including: - A suite of cryptocurrency ETFs and mutual funds - Liquid alternatives funds - Four ESG-focused mandates - Passive and actively managed ETFs - A private markets fund Share Repurchases $366 million Wealth and Asset Management Net Inflows $6.6 billion Basic EPS $2.03 Total Dividends $146 million Operating Cash Flow $665.9 million Total Assets +66% $384 billion +66% Total Revenues +33% $2.7 billion +33% Adjusted EPS1 +28% $3.15 +28% Free Cash Flow1 $687.7 million +22% 7 31646 CI Financial_Annual Report Text.pdf - p5 (May 4, 2022 22:56:38) DT

8 CI FINANCIAL Annual Report 2021 Dear Shareholders, 2021 was marked by a robust economic recovery and strong gains on equity markets, even as the COVID-19 pandemic persisted around the world. Against this shifting backdrop, CI Financial had an incredibly successful year. We achieved record financial results and had our best year ever for asset gathering, bringing in $6.6 billion in net flows across our wealth and asset management businesses. Furthermore, we accelerated CI’s strategic transformation. Through acquisitions and growth, CI’s total assets increased by $152.6 billion or 66% for the year, reaching a record $384.1 billion at December 31, 2021. A multitude of initiatives in asset management led to improved performance and our first positive net sales since 2015. Our U.S. wealth management division, which did not exist two years earlier, is now our largest business line by assets. As a result, wealth management has become an increasingly significant and growing contributor to CI’s earnings. Our share price gained 73% on a total return basis during the year, outperforming all other traditional North American asset and wealth managers. In 2021, our results demonstrated how our strategic initiatives are driving growth across our business and producing significantly stronger earnings and cash flows. It’s also a testament to the quality of our employees and our firm that these achievements were made during the ongoing pandemic, with most of our staff continuing to work remotely. Thanks to the progress we made in 2021, CI is a vastly different company today—larger, stronger, much more diversified both geographically and by business line, faster growing, and more profitable. IN THIS LETTER, I WILL DISCUSS THE YEAR’S KEY DEVELOPMENTS IN THE CONTEXT OF OUR STRATEGIC PRIORITIES, AS WELL AS TOUCH ON OUR FINANCIAL RESULTS. LETTER TO SHAREHOLDERS 8 CI FINANCIAL Annual Report 2021 31646 CI Financial_Annual Report Text.pdf - p6 (May 4, 2022 22:56:39) DT

9 The strategic priorities leverage CI’s strengths and capabilities to extend our industry leadership and take advantage of opportunities for growth in a rapidly changing financial services industry. All initiatives undertaken at CI support one or more of these priorities. STRATEGIC PRIORITIES Our strategic priorities, introduced in November 2019, and the rationale for each are as follows: EXPAND WEALTH MANAGEMENT Role of advisor is more important than ever - Our breadth of capabilities uniquely positions us to be Canada’s market leader - Consumers’ lives are becoming increasingly complex and digital MODERNIZE ASSET MANAGEMENT Evolving demographics - Shifts in investor preferences - Changing expectations for servicing and support - Ongoing regulatory change GLOBALIZE OUR COMPANY Scale is becoming increasingly important and difficult to achieve in Canada - Investors want to be serviced and supported globally - Talent acquisition from global markets 9 31646 CI Financial_Annual Report Text.pdf - p7 (May 4, 2022 22:56:39) DT

10 CI FINANCIAL Annual Report 2021 U.S. WEALTH MANAGEMENT EXPANSION It’s appropriate to discuss the expansion of our U.S. wealth management business first, given the astounding progress we made in 2021 in building out this segment. During the year, we acquired 15 registered investment advisor (“RIA”) firms and made strategic investments in two alternative asset managers. As a result, assets in our U.S. wealth management businesses reached $151.3 billion at year-end, a fivefold increase from a year earlier and up from zero at the beginning of 2020. In the first quarter of 2022, we reached agreements to acquire two additional large RIAs, which will add another $20.8 billion in client assets to our organization. Today, we have a large, high-quality, growing and profitable U.S. wealth management business, with a national presence. The RIAs we have acquired generated organic asset growth of more than 6% (excluding market gains and acquisitions) in 2021. We have established a solid foundation for our vision of building CI Private Wealth (“CIPW”) into the country’s leading wealth management firm for ultra-high-net-worth and high-net-worth individuals, families and organizations. To support this fast-growing business, we established a U.S. headquarters in Miami, a city chosen for its business-friendly environment, its emergence as a new financial centre, and its desirability among current and prospective employees. We also announced in early April 2022 that we are planning to sell up to 20% of our U.S. wealth management business via a U.S. initial public offering (“IPO”). We are taking this step because we believe the value we have created in our U.S. wealth management business is not being reflected in our share price today. Following a thorough review, we have determined that the IPO is the best path to create value for our shareholders. We will remain the majority shareholder of the U.S. wealth management business following the IPO and currently have no intention of spinning out or otherwise divesting our remaining ownership interest. A final decision on the IPO size, conditions and timing is pending and will be subject to market conditions. CI entered the U.S. RIA sector in January 2020 in support of our strategic priorities of expanding wealth management and globalizing the firm. We chose the U.S. because of its business opportunities and proximity and overall similarity to the Canadian market. We focused on RIAs because of the sector’s strong growth and the attractive RIA business model. RIAs operate with a fiduciary standard and typically emphasize financial planning in addition to providing investment advice. As we have built our U.S. business, we have focused exclusively on firms that serve high-net-worth and ultra-high-net- worth clients. Underlying our expansion of wealth management is our firm belief that the role of the advisor is more important than ever before. This is especially true for clients with more complex personal and financial situations. Their needs cannot be met solely by a technological solution. Well-served ultra-affluent clients also tend to be highly loyal, and this segment is growing. The transactions we made in 2021 and the most recent announcements demonstrate that CI continues to be the preferred partner of choice for the highest-quality RIAs. In turn, we seek firms that meet rigorous criteria, including that they are exceptional, growing businesses on a stand-alone basis, have collaborative, high-energy teams that are a cultural fit with our firm, and share our strategic vision for CI Private Wealth. 31646 CI Financial_Annual Report Text.pdf - p8 (May 4, 2022 22:56:40) DT

11 THE CI PRIVATE WEALTH PARTNERSHIP CIPW is also distinguished by its partnership model, which was developed in 2021 and became operational as of January 1, 2022. CI Private Wealth US, LLC, which holds CI’s interests in its U.S. RIAs, is majority owned by CI with certain employees of CIPW and its affiliates owning shares in the firm. This structure focuses CIPW on achieving the best possible experience for clients while promoting collaboration and growth. CIPW partners gain an equity stake in the larger, national business rather than retaining an interest in their own RIA. This aligns the interests of all partners and incentivizes them to improve and grow CIPW as a whole, as they share in the benefits of realizing synergies and driving profitable growth. It fosters an entrepreneurial, ownership mindset. Additionally, the potential to gain and grow an equity stake in CIPW provides a way to incentivize and reward the next generation of leaders at the firm. This is important to attract, retain and develop the industry’s top talent. Finally, this model provides CIPW with a “currency” in making acquisitions, since RIA owners can exchange equity in their firm for equity in CIPW. The partnership model, which will remain in place after the IPO, is unique in the industry and we believe will be crucial in driving the continued success of CIPW. CANADIAN WEALTH MANAGEMENT While our U.S. acquisitions may be getting the headlines, our Canadian wealth management business has been reaching new milestones as well. In 2021, Assante, Aligned and CI Private Wealth (Canada) reached record highs for assets under advisement, driven in part by impressive organic growth. Overall, our Canadian wealth assets grew by 20% during the year to $80.6 billion at December 31, 2021. We continue to invest in building our Canadian wealth management businesses, with a strong emphasis on using technology to develop capable and efficient operational platforms. For example, we continue to work closely with fintech d1g1t Inc. (in which CI owns a minority interest) on various initiatives, including the 2021 launch of an industry- leading discretionary platform for Assante. A discretionary platform is critical to our recruitment efforts and in making Assante a top choice for advisors seeking to change firms. We remain open to growing our Canadian wealth management presence through mergers and acquisitions as well and in January 2022, we announced the acquisition of Northwood Family Office Ltd., Canada’s leading multi-family office and a pioneer in this sector. Northwood’s reputation for excellence is backed up by its consistently high ratings in industry surveys. In fact, it was the top-ranked family office in both Canada and North America for 2022 in the prestigious Euromoney Private Banking and Wealth Management Survey. Northwood deepens our presence in the ultra-high-net-worth segment, which is attractive for the reasons I explained previously. Combined with CIPW, we are well positioned to build the leading wealth management platform for ultra- high-net-worth and high-net-worth clients in Canada. The addition of Northwood also emphasizes the breadth of CI’s offerings in wealth management. Through our various businesses, we serve the entire spectrum of clients, from new investors, to do-it-yourself investors, to the mass affluent, to some of the world’s wealthiest families. 31646 CI Financial_Annual Report Text.pdf - p9 (May 4, 2022 22:56:41) DT

12 CI FINANCIAL Annual Report 2021 MODERNIZING ASSET MANAGEMENT We have made far-reaching changes to our asset management business over the past two years, with dramatic results. In 2021, we had positive net sales for the first year since 2015 with net flows of $300 million representing a turnaround of $9 billion from the prior year. There were two significant areas of progress in 2021 that I would like to highlight: investment management and product development. During the year, we completed the integration of our former in-house investment boutiques into a single global portfolio management team operating under the CI Global Asset Management (“CI GAM”) name. As part of this integration, we have increasingly adopted a team approach to managing our funds’ portfolios, rather than relying on a lead portfolio manager. Furthermore, we clarified the leadership of the team by appointing a globally accomplished investment professional as CI GAM’s first-ever head of investment management. Marc-André Lewis joined us in September 2021 from a senior position at the Abu Dhabi Investment Authority, one of the world’s largest sovereign wealth funds, to oversee the continued development of the investment team. Moving to an integrated global investment platform has allowed for greater collaboration and sharing of research and ideas across our team, so that all of our funds’ investors benefit from the full scale of the resources and expertise available at CI GAM. This new approach was a key contributor to the improved investment performance of our funds and the turnaround in net sales. In product, we have taken a two-pronged approach to modernizing our lineup. First, we have become more efficient and assertive in product development and have set the pace for our industry in innovation and product launches. Second, we have made significant changes to our existing product lineup to streamline and simplify our offering, making it easier for advisors and clients to do business with us. PRODUCT INNOVATION We have broadened the appeal of CI GAM’s product lineup by targeting mandates that more effectively meet the evolving needs and interests of investors in today’s increasingly challenging investment environment. The success of our efforts can be seen in the results. New products introduced in 2021 accounted for more than $2.1 billion in net sales during the year. The foremost example of our product leadership during the year was a suite of funds focused on digital assets. We became the first company in the world to offer Bitcoin and Ethereum investment mandates in both ETF and mutual fund structures. The growing retail and institutional interest in cryptocurrencies is undeniable and our products allow investors to work with their advisors to add cost-effective and secure exposure to digital assets to their investment portfolios. 31646 CI Financial_Annual Report Text.pdf - p10 (May 4, 2022 22:56:41) DT

13 Other new products include: • Environmental, Social and Governance (“ESG”) solutions Interest in ESG mandates has burgeoned and in 2021, CI GAM added four strategies: CI Global Climate Leaders Fund and ETF and a suite of three ESG-focused ETF portfolios. • Liquid alternatives Liquid alternative funds allow investors to access hedge fund-like investment strategies in a mutual fund or ETF structure. During the year, CI GAM added two mandates to its industry-leading lineup of liquid alternatives. At December 31, 2021, CI GAM had $4.5 billion in liquid alternative assets, representing a market share in this category of approximately 20%. • Actively managed ETFs CI GAM leveraged its investment expertise to launch actively managed ETFs focused on selected sectors: CI Global Alpha Innovation ETF and CI Emerging Markets Alpha ETF. • The CI Beta ETFs CI GAM launched its first-ever passive ETFs with a suite of five low-cost index-based mandates. • Private markets CI GAM entered a strategic relationship with Adams Street Partners, a leader in private markets investing globally, to offer a private markets fund to accredited investors. This active pace of product development is continuing in 2022, with three ETFs being launched in the first quarter alone. One important theme to note is how CI is able to capitalize on its significant product and investment capabilities by offering its mandates in a variety of investment structures—mutual funds, private pools, alternatives and ETFs. Our ETF business in particular has grown significantly. CI GAM is one of the top five providers of ETFs in Canada with $16.0 billion in assets (as at December 31, 2021) and a comprehensive lineup of more than 75 passive, smart beta and actively managed mandates. PRODUCT RATIONALIZATION In conjunction with the integration of our investment boutiques, we took the opportunity to conduct a thorough review of our existing product lineup with a goal of streamlining and simplifying. In 2021, we renamed over 150 investment funds, dispensing with the boutique brands and aligning our funds under the CI name. We also dropped the legacy “First Asset” name from our ETF lineup. We also initiated a series of mutual fund and ETF mergers in which smaller, less competitive mandates were merged into more robust funds with similar mandates. These mergers were completed in April 2022. The complexity of our product lineup has been a concern for advisors and investors for many years. In simplifying our offerings, we have listened to our clients, enhanced the competitiveness of our firm and reduced costs. 31646 CI Financial_Annual Report Text.pdf - p11 (May 4, 2022 22:56:42) DT

14 GLOBALIZING OUR COMPANY In tandem with our expansion into U.S. wealth management, we have increasingly diversified and globalized our investor base as well. Following the listing of our shares on the New York Stock Exchange in November 2020, the number of U.S. institutional shareholders has grown significantly, supported by our investor relations outreach. Additionally, we raised an additional US$1.16 billion in debt from U.S. investors in two notes offerings in 2021. Our ability to attract this much capital on attractive terms shows that U.S. investors are confident in the strength of our firm and our business plan. This success in broadening our base of equity and fixed-income investors will be beneficial as we proceed with the IPO of our U.S. wealth management business. 14 CI FINANCIAL Annual Report 2021 31646 CI Financial_Annual Report Text.pdf - p12 (May 4, 2022 22:56:43) DT

15 RECORD FINANCIAL RESULTS CI had its most successful year ever for financial performance in 2021, thanks to the success of our strategic initiatives. Here are some of the key metrics2: • Total assets reached a record high of $384.1 billion at December 31, 2021, representing an annual increase of $152.6 billion or 66%. This exceeded the growth rates of all of our publicly traded North American peers. • The firm achieved a record high for asset gathering, attracting $6.6 billion in net flows, which exclude market growth and acquisitions. • Basic earnings per share were $2.03 in 2021, compared to $2.22 in 2020, while adjusted EPS reached a record high of $3.15, up $0.68 or 28% from the prior year. • EBITDA (earnings before interest, taxes, depreciation and amortization) per share was $3.94 in 2021 and $3.51 in 2020, while adjusted EBITDA reached a record $5.03, up from $3.77 in 2020. • Operating cash flow was $665.9 million while free cash flow was $687.7 million. This compares to $542.0 million and $563.8 million, respectively, in 2020. 2.Adjusted earnings per share, adjusted EBITDA per share and free cash flow are not standardized earnings measures prescribed by IFRS. Descriptions of these measures are provided in the “Non-IFRS Measures” section of the attached MD&A dated December 31, 2021. CAPITAL ALLOCATION CI is in the enviable position of having the scale and financial capacity to pursue our ambitious strategic objectives while returning money to shareholders through dividends and share buybacks. In 2021, we returned $512 million to shareholders, which included $146.4 million in dividends and $365.8 million spent repurchasing 17.5 million shares. We continue to buy back shares because we firmly believe our share price does not reflect the intrinsic value of the firm. The US$1.16 billion we raised in 2021 represents long-term, low-cost financing for CI. The US$260 million in notes issued in January (part of the series issued in December 2020) are due in December 2030, while the US$900 million in notes issued in June 2021 are due in June 2051. This was the largest-ever 30-year notes offering for an asset management firm. During the first quarter of 2021, we also completed the early redemption of $525 million in debentures. Moving forward, we expect to continue our dynamic and balanced approach to capital allocation, adjusting it according to our priorities and the opportunities available in the marketplace. We have been reducing our debt level since the end of 2021 and expect to continue this process over time. Additionally, we intend to use the proceeds of the IPO to reduce debt. 31646 CI Financial_Annual Report Text.pdf - p13 (May 4, 2022 22:56:43) DT

16 CI FINANCIAL Annual Report 2021 OUTLOOK The capital markets environment changed sharply in the first quarter of 2022 in reaction to persistent inflation, rising energy prices, the geopolitical crisis triggered by Russia’s invasion of Ukraine, and increasing interest rates. These developments have naturally affected our asset levels, sales and share price. Short-term market volatility is a normal part of our business and these events do not change our strategic priorities. The successes of 2021 have demonstrated the soundness of our strategy. We have transformed CI into a stronger, more diverse and profitable firm, creating a solid foundation for future growth. However, we are still in the early innings of this work. We continue to execute on our strategic priorities and to undertake initiatives, such as our U.S. IPO, that will unlock value for our shareholders. I am very excited about our plans for the continued transformation of the firm. I am confident that CI has a great future ahead. In closing, I thank our employees, our advisor partners and all other associates for their hard work and many achievements in 2021—all accomplished despite the difficulties of an ongoing pandemic. Lastly, I thank our shareholders for their continued support. Sincerely, Kurt MacAlpine Chief Executive Officer 31646 CI Financial_Annual Report Text.pdf - p14 (May 4, 2022 22:56:44) DT

17 17 31646 CI Financial_Annual Report Text.pdf - p15 (May 4, 2022 22:56:44) DT

18 CI FINANCIAL Annual Report 2021 SUBSIDIARY PROFILES 18 CI FINANCIAL Annual Report 2021 31646 CI Financial_Annual Report Text.pdf - p16 (May 4, 2022 22:56:45) DT

19 CI GLOBAL ASSET MANAGEMENT CI Global Asset Management (“CI GAM”) is one of Canada’s largest investment management companies with global scale and capabilities. We are proud to partner with financial advisors to serve approximately 1.4 million investors across the country. We also provide investment services to pension funds, foundations and other institutional investors through a dedicated institutional group. CI GAM had approximately $130 billion in assets under management as at February 28, 2022. We offer a comprehensive selection of effective investment solutions, including mutual funds, exchange-traded funds, segregated funds, managed solutions and alternative investments. Our product lineup spans a wide range of investment disciplines and mandates covering various geographic regions, asset classes and industries. As we have modernized of our asset management business over the past two years, CI GAM has become a leader in product innovation. Examples include being the market leader for liquid alternative funds in Canada by assets, and becoming the first company in the world to offer Bitcoin and Ethereum investment mandates in both ETFs and mutual funds. We believe that the key to delivering the best possible outcomes for our clients lies in gathering highly talented people who bring a diverse range of thoughts and ideas to the investment process. CI GAM’s investment team consists of more than 100 investment professionals with extensive expertise in the full ranges of asset classes, industry and geographic regions on a global basis. As a signatory of the United Nations Principles for Responsible Investment and an associate member of Canada’s Responsible Investment Association, CI GAM integrates Environmental, Social and Governance (ESG) screens into its investment process. CI GAM has continued to receive extensive industry recognition for investment performance, and was the recipient of 38 FundGrade A+® Awards and 12 Refinitiv Canada Lipper Fund Awards for 2021. GFSM PTY LIMITED GSFM is a leading manager and distributor of investment funds to institutional and retail investors in Australia. The firm was founded in 2007 and today manages approximately $14 billion in assets (as at February 28, 2022). GSFM partners with high-calibre investment managers in Australia and globally to offer unique investment strategies to the Australian market. We have relationships with six investment managers – New York-based Epoch Investment Partners, Los Angeles-based Payden & Rygel, London-based Man Group, and Australian managers Munro Partners, Redpoint Investment Management, and Tribeca Investment Partners. Each offers a differentiated investment strategy in their specialist asset classes. These mandates span Australian equities, global equities, fixed income, infrastructure, alternatives and volatility. CI Financial owns a majority interest in GSFM and GSFM executives hold a minority equity stake. ASSET MANAGEMENT 31646 CI Financial_Annual Report Text.pdf - p17 (May 4, 2022 22:56:46) DT

20 CI FINANCIAL Annual Report 2021 CI PRIVATE WEALTH—UNITED STATES CI’s U.S. strategy is founded on our goal of building the country’s leading wealth management platform for ultra- high-net-worth and high-net-worth investors. To accomplish this, we have acquired high-quality, growing registered investment advisor (RIA) firms across the United States who share our vision for CI Private Wealth. These firms are focused on providing wealth management services tailored to the unique needs of affluent and wealthy individuals, families and institutions. After two years of rapid growth, CI’s U.S. wealth management holdings comprise interests in 23 RIAs and two alternative asset management firms with aggregate assets of $146.2 billion. (All assets as at February 28, 2022.) CI’s U.S. wealth management partners are listed below: WEALTH MANAGEMENT Barrett Asset Management, LLC, which has a history dating to 1937, manages assets of $3.4 BILLION from its office in New York. Balasa Dinverno Foltz, LLC is based in the Chicago suburb of Itasca, Illinois and operates as CI BDF Private Wealth. It manages $7.7 BILLION in assets. Bowling Portfolio Management LLC is a leading RIA in Cincinnati and advises on assets of $674 MILLION. Brightworth, LLC manages $6.6 BILLION in assets from its headquarters in Atlanta and an office in Charlotte, North Carolina. BRR OpCo, LLC, which does business as Budros, Ruhlin & Roe, is based in Columbus, Ohio and manages $4.4 BILLION. The Cabana Group LLC oversees $3.1 BILLION in assets from offices in Fayetteville, Arkansas and Plano, Texas. In addition to providing wealth planning services, Cabana manages the Cabana Target Drawdown series of ETFs and separately managed portfolios. CPWM, LLC, which does business as Columbia Pacific Wealth Management, is a Seattle-based RIA managing $8.2 BILLION in assets. It also has an office in San Francisco. Congress Wealth Management LLC advises on approximately $7.5 BILLION in assets from its headquarters in Boston and offices in Westport, Connecticut, Columbia, Maryland, Boca Raton and Miami, Florida, Scottsdale, Arizona, and Costa Mesa and Avila Beach, California. Dowling & Yahnke, LLC, which operates as Dowling & Yahnke Wealth Advisors, is based in San Diego and manages $7.5 BILLION. Doyle Wealth Management LLC serves the Tampa Bay region and the state of Florida from offices in St. Petersburg. It oversees $1.9 BILLION in assets. Gofen and Glossberg, LLC was founded in 1932 in Chicago and today manages $9.2 BILLION. Matrix Capital Advisors, LLC is a Chicago-based RIA with $850 MILLION in assets. McCutchen Group LLC is a Seattle-based multi-family office advising on $4.8 BILLION in assets. One Capital Management LLC manages $5.7 BILLION from its headquarters in Westlake Village, California and offices in Newport Beach, Santa Barbara and San Francisco, California and Fort Collins, Colorado. 31646 CI Financial_Annual Report Text.pdf - p18 (May 4, 2022 22:56:46) DT

21 Columbia Pacific Advisors, LLC of Seattle, a manager of alternative investment strategies including real estate investment and business lending, with a total of $4.9 BILLION in assets under management. GLASfunds, LLC, an alternative investment platform and alternative asset manager based in Cleveland that manages $1.6 BILLION in assets. CI also holds minority interests in: Portola Partners Group LLC is located in the heart of Silicon Valley in Menlo Park, California and focuses on ultra-high-net-worth clients. It manages $7.0 BILLION. Radnor Financial Advisors, LLC oversees $3.4 BILLION from its office in Wayne, Pennsylvania, in the Philadelphia area. RegentAtlantic Capital, LLC is a leading RIA on the East Coast, managing $8.7 BILLION from its Morristown, New Jersey headquarters and an office in New York City. RGT Wealth Advisors, LLC is based in Dallas and manages $6.9 BILLION in assets on behalf of clients in Texas and across the U.S. R.H. Bluestein & Co. manages $5.3 BILLION in assets from offices in Birmingham, Michigan in the Detroit area, and in New York City. Roosevelt Investment Group, LLC was founded over 50 years ago and today operates as CI Roosevelt Private Wealth. It’s based in New York City and oversees $4.2 BILLION in assets. Segall Bryant & Hamell, LLC operates a large institutional investment business in addition to providing wealth management services to individuals and families. The Chicago-based firm manages $31.1 BILLION. It also has offices in Denver, St. Louis, Philadelphia and Naples, Florida. Stavis & Cohen Private Wealth LLC is a leading Houston-based wealth management firm advising on $930 MILLION in assets. Surevest Private Wealth LLC manages $660 MILLION in assets from offices in Los Angeles and Phoenix. 31646 CI Financial_Annual Report Text.pdf - p19 (May 4, 2022 22:56:47) DT

22 CI FINANCIAL Annual Report 2021 CI ASSANTE WEALTH MANAGEMENT CI Assante Wealth Management (“Assante”) is one of Canada’s largest wealth management firms, supporting 590 practices in the delivery of complete financial advice for affluent Canadian families, business owners and professionals. Assante’s services are offered through Assante Capital Management, an investment dealer, and Assante Financial Management, a mutual fund dealer. Assante advisors also have exclusive access to Assante Private Client, a division of CI Private Counsel, for high-net-worth investment management and holistic advice services. Assante recorded strong asset growth of 17% in 2021, reflecting the value of our services and the strength of our relationships with clients. Assets under advisement were $52.0 billion as at February 28, 2022. Our success is linked to the close partnerships we have developed with our advisor network and our goal of delivering an industry-leading advisor and client experience. Across our lines of business, we support our advisors by providing comprehensive investment and wealth planning capability through Assante Private Portfolios and Assante Private Client. Backed by a wealth of resources, including investment analysts, portfolio managers, tax lawyers, accountants, estate planning and insurance specialists and wealth planners, our advisors provide a comprehensive and integrated approach to wealth management. In 2021, Assante was ranked highest in overall investor satisfaction with full-service investment firms in the prestigious J.D. Power 2021 Canada Full-Service Investor Satisfaction Study, including ranking first in trust. Client referrals are subsequently a significant driver of growth. CI PRIVATE WEALTH – CANADA CI Private Wealth (“CIPW”) is a full-service wealth management firm that offers a highly personalized experience tailored to the financial goals, unique needs and evolving priorities of high-net-worth and ultra-high-net-worth individuals, business owners and families. It combines the benefits of a boutique client experience, one guided by the fiduciary standard and principle of always placing client interests first, supported by the strength, size and scale of being part of CI Financial. CIPW offers an unrivalled experience that combines discretionary investment management and comprehensive wealth planning, including sophisticated financial planning, retirement planning, estate and legacy planning, and tax strategies for individuals, businesses and multi-generational families. Supporting our advisory teams across Canada in the delivery of an integrated client experience is a robust, multi- disciplinary team of experts – including lawyers, accountants, Certified Financial Planners, Certified Financial Analysts, MBAs and other professionals. They are all part of a dedicated client service team that is available to help plan, provide guidance, and answer technical questions that may impact our clients – be they business owners contemplating transition, professionals and executives looking to mitigate tax, individuals working through a divorce, who’ve inherited money or dealing with other life events. CIPW is a division of CI Private Counsel LP (“CIPC”), which also manages the Assante Private Client Program. CIPC’s assets grew by 19% in 2021 and at February 28, 2022, stood at $8.8 billion. 31646 CI Financial_Annual Report Text.pdf - p20 (May 4, 2022 22:56:47) DT

23 ALIGNED CAPITAL PARTNERS Aligned Capital Partners Inc. (“ACPI”) supports a network of approximately 250 advisors across Canada. CI owns a majority interest in the firm. ACPI is one of the fastest-growing, progressive securities dealers in the country. Its assets under advisement grew 30% in 2021 and reached a record $16.1 billion as at February 28, 2022. Our success flows from a solid foundation and an adaptive digital platform. Unique to the industry, ACPI was founded on the principle that Canadian financial advisors should have the freedom to run their businesses independently while being supported by an unconflicted dealer platform. The end goal for both: a better, more customized investor experience and ultimately a better outcome for investors. In its evolution, ACPI has become an industry leader on several fronts. First by recognizing the need for change and challenging the status quo, then by inciting that change not just on a platform level, but also on a wider industry level. Innovation is at the core of the ACPI initiative. A large part of that is developing a fully integrated digital ecosystem designed to grow and support both the company’s business and our advisor partners’ businesses, while at the same time remaining flexible enough to meet the demands of technological advancements as they come into play. The Aligned 360 Digital Platform is the sum of many inter-related digital components through which data is flowing live 24/7. ACPI continues to push the boundaries by working collaboratively within the industry and by forging strategic partnerships with other like-minded companies all interested in common goal—to build a better Canadian wealth management landscape. NORTHWOOD FAMILY OFFICE Northwood Family Office Ltd. was founded in 2003 and has become Canada’s leading multi-family office. We manage and co-ordinate the integrated financial, investment and personal affairs of wealthy Canadian and global families with $10 million to $1+ billion in family net worth. Northwood manages approximately $2.3 billion of investment assets and $9 billion of family net worth (as at February 28, 2022) on behalf of clients who include entrepreneurs, senior corporate executives, charitable and family foundations, and other ultra-high-net-worth individuals and families. We help our clients sustain and grow financial and human capital across the generations. In 2022, Northwood achieved the prestigious distinction of being named the #1 Family Office in North America as well as in Canada in the Euromoney Private Banking and Wealth Management Survey. The firm was also ranked the #1 Family Office in Canada from 2016 to 2021. 31646 CI Financial_Annual Report Text.pdf - p21 (May 4, 2022 22:56:48) DT

24 CI FINANCIAL Annual Report 2021 CI DIRECT INVESTING CI Direct Investing, the operating name of WealthBar Financial Services Inc., exists to give Canadians an easy and affordable way to build a brighter financial future, whether they’re starting with $1,000 or $1 million. We make it easy to build one’s financial future with convenient online savings and investing tools, and financial advice. CI Direct Investing offers a “hybrid model” that combines technology with professional advice for a personalized experience. Through our online platform, investors can access a mix of investment portfolios, including ETF, Impact, Private and Halal (Shariah compliant) portfolios. Investors also have the option to invest in high-interest saving accounts. We operate two advisor channels, including Assante Connect, which launched in 2019 exclusively for clients of Assante advisors. This digital wealth management platform pairs seasoned portfolio managers with digital advice services to help advisors scale their business and augment their offerings. The other is PPI Valet, which delivers a far-ranging suite of investment options for PPI advisors and their clients. CI INVESTMENT SERVICES AND CI DIRECT TRADING CI Investment Services (“CIIS”) is a Canadian financial technology company and a registered investment dealer that provides a wide range of innovative brokerage, trading and investment services to a diverse client base of portfolio managers, broker dealers, institutional and retail investors. The services we offer include clearing, custody, settlement and trade execution services for all investment types, multiple trading platforms, access to new issues and risk monitoring to a wide range of customers (from registered portfolio managers to retail clients). We leverage our technological capability to provide online brokerage and trade execution services to individual investors, active traders and institutions. CI Direct Trading, formerly Virtual Brokers, is a division of CIIS that offers innovative trading platforms to the retail Canadian market. 31646 CI Financial_Annual Report Text.pdf - p22 (May 4, 2022 22:56:49) DT

25 25 31646 CI Financial_Annual Report Text.pdf - p23 (May 4, 2022 22:56:49) DT

26 CI FINANCIAL Annual Report 2021 CI Financial (“CI”) strives to operate with responsibility and integrity in all aspects of our business. We are committed to treating our employees, clients and business partners with respect, to investing responsibly, to supporting our communities, and to reducing our impact on the environment This section highlights some of CI’s initiatives and achievements in these areas. ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT 26 CI FINANCIAL Annual Report 2021 31646 CI Financial_Annual Report Text.pdf - p24 (May 4, 2022 22:56:50) DT

27 COMMITMENT TO RESPONSIBLE INVESTING CI Financial believes that responsible investing can play a role in achieving the best risk-adjusted returns for our funds and our clients. To represent this commitment, CI Global Asset Management (“CI GAM”) is a signatory to the United Nations-supported Principles for Responsible Investment (“UNPRI”) and an associate member of Canada’s Responsible Investment Association, and has adopted a formal Responsible Investment Policy. CI GAM’s approach is to integrate environmental, social and governance (ESG) factors into the investment decision- making process, which we believe enhances our analysis of investment risks and opportunities over the long term. We employ a dedicated responsible investing team which works with our portfolio managers and analysts to examine, analyze and incorporate material ESG factors into their process. We also believe that it is more beneficial to hold positions in companies and engage with management to drive improvements in ESG performance rather than adopt an exclusionary policy. However, in recognition of the United Nations Anti-Personnel Landmines Convention and the United Nations Convention on Cluster Munitions, we will not knowingly directly invest in companies associated with such weapons. This restriction applies to actively managed funds where CI GAM directly controls the investment strategy of the fund. CI GAM’s responsible investment program applies to our in-house investment team, which oversees more than 70% of our total assets under management. Executive oversight of CI GAM’s Responsible Investment program lies with the President and Chief Operating Officer. CI GAM also reports annually to the UN PRI. STEP 1 In-house portfolio managers have continual access to third-party ESG data STEP 4 In-house portfolio managers review material flagged holdings and document findings STEP 2 Investment exclusions list provided to in-house portfolio managers and external investment sub-advisors on an ongoing basis STEP 5 Monitoring by CI’s compliance department STEP 3 In-house portfolio managers provided with customized ESG screens of portfolios with flagged holdings on an ongoing basis by CI’s Responsible Investment Team PROCESS Responsible Investment Policy Investment Exclusions CORE COMPONENTS Minimum ESG Ranking Criteria Third-Party ESG Data Dedicated Responsible Investment Team CI GAM’S RESPONSIBLE INVESTMENT PROCESS 31646 CI Financial_Annual Report Text.pdf - p25 (May 4, 2022 22:56:50) DT

28 CI FINANCIAL Annual Report 2021 ESG-FOCUSED INVESTMENT SOLUTIONS In addition to the integration of ESG factors into our overall investment approach, CI GAM offers several investment solutions with specific ESG-related mandates. These include: • CI MSCI World ESG Impact Fund and ETF Provide exposure to companies that are sustainability leaders and have a positive impact on the environment and society through their products and services. The funds also eliminate exposure to fossil fuel reserves, companies involved in severe controversial events and companies directly involved with controversial products. • CI Global Climate Leaders Fund and ETF Invest in companies that are expected to be winners in the global trend to decarbonization and combatting climate change. • The CI Mosaic ESG ETF Portfolios Invest in a diversified portfolio of ETFs that generally employ ESG investment strategies. They are: - CI Mosaic ESG Balanced Income ETF Portfolio - CI Mosaic ESG Balanced ETF Portfolio - CI Mosaic ESG Balanced Growth ETF Portfolio 28 CI FINANCIAL Annual Report 2021 31646 CI Financial_Annual Report Text.pdf - p26 (May 4, 2022 22:56:51) DT

29 COMMITMENT TO CORPORATE GOVERNANCE AND INTEGRITY CORPORATE GOVERNANCE Good governance is essential to the effective and efficient operation of CI. For that reason, the Board of Directors and management are committed to maintaining a high standard of governance, which includes consideration of the governance guidelines of the Canadian Securities Administrators and best practices recommendations of the Canadian Coalition for Good Governance. The Board is responsible for the stewardship of CI and its specific duties and functions are set out in the Board of Directors’ Mandate (available on www.cifinancial.com). In fulfilling its mandate, the Board believes that it is important that at least two-thirds of its Directors are independent of management. As of March 2022, seven of nine Directors were considered independent. The Board believes that a diversity of views and experience enhances decision-making and enables the Board as a whole to fulfill its core responsibilities to CI and help shape strategic direction. The members of the Board collectively possess a broad range of skills, expertise, industry experience and other knowledge which contribute to the effective oversight of CI’s business. As part of this, CI is committed to having gender diversity on the Board, its committees, and its leadership roles. Accordingly, on February 9, 2022, the Board adopted a formal Board Gender Diversity Policy. The Board’s goal is to have self-identified men or women each represent at least two directors on a Board of seven or fewer members or at least 30% of the directors on a Board of more than seven members. As of March 2022, three of nine Directors were women for a proportionate representation by women on the Board of 33%. However, CI expects that proportion to fall to 25% following this year’s Annual Meeting of Shareholders, given that one woman director has chosen not to stand for re-election. As a result, the Board will continue its efforts to maintain its diversity targets as set out in the policy. 31646 CI Financial_Annual Report Text.pdf - p27 (May 4, 2022 22:56:52) DT

30 CI FINANCIAL Annual Report 2021 The Code applies to Directors, officers, employees, agents and representatives of the Corporation and its subsidiaries and affiliates, who must certify annually that they have read the Code and agree to abide by it. The Code is overseen by the CI Compliance Department and the Board receives quarterly reports regarding compliance with the Code. We have adopted other policies to ensure ethical business conduct, including an Anti-Bribery and Anti-Corruption Policy, Disclosure Policy, and Insider Trading Policy. CI’s subsidiaries maintain policies applicable to their operations, including those related to anti-money-laundering, counter-terrorist financing and sanctions, sales practices, and conflicts of interest. ETHICAL BUSINESS CONDUCT CI is committed to doing business ethically and legally and has adopted a series of policies to foster a culture of integrity. The most important of these is the CI Financial Code of Conduct (the “Code”), which was first adopted in 2006 and most recently updated in 2021. It addresses, among other things, the following issues: Acting ethically and with integrity Avoiding conflicts of interest Protecting confidential, personal and non-public information Respecting company resources Respecting colleagues and others and keeping the workplace safe Reporting concerns related to the Code Making sure key information is accurate CI has also established a Whistleblower Policy, under which CI Directors, officers, employees, agents and representatives may confidentially report concerns without fear of reprisal for reports made in good faith. These concerns may include issues such as violations of the Code, compliance with legal and regulatory requirements, or accounting or auditing matters. 31646 CI Financial_Annual Report Text.pdf - p28 (May 4, 2022 22:56:52) DT

31 RISK MANAGEMENT Effective enterprise risk management and continual assessment of the risks confronting our business are necessary in order to ensure that CI is positioned to achieve its business objectives and to protect the assets of its clients and the company. In recognition of the importance of this function, CI has a Chief Risk Officer and a Risk Management Committee comprised of senior executives representing the company’s business units. Risk management is also overseen by the CI Board’s Audit and Risk Committee, which receives regular reports from management. DATA PRIVACY AND SECURITY CI is dependent on information technology and systems to process, transmit, and store electronic information and we recognize that protecting these systems and client and company information is critical. CI maintains a Cybersecurity Program focused on protection, detection, and response to threats. In addition to ongoing monitoring and vulnerability scans, CI’s measures are tested on annual basis by third-party specialists. Cybersecurity is also considered the responsibility of all employees, who are held accountable through the Information Security Policy and IT Acceptable Use Policy. Security awareness training is provided for all new hires and annually for all employees. We also protect client data through a robust Privacy Risk Management Program, which ensures adherence to relevant privacy legislation, including Canada’s Personal Information Protection and Electronic Documents Act. The program is overseen by the Chief Privacy Officer and CI’s Compliance Department and supported by employee training and education. PROTECTION DETECTION RESPONSE CI FINANCIAL’S CYBERSECURITY PROGRAM 31646 CI Financial_Annual Report Text.pdf - p29 (May 4, 2022 22:56:53) DT

32 CI FINANCIAL Annual Report 2021 Management considers diversity in the hiring and advancement of executives and senior managers. With regards to gender diversity, CI, including its major subsidiaries, has 14 women executive officers representing approximately 29% of the total number of executive officers. CI is committed to equality and materially complies with applicable regulations related to pay equity. CI has had a pay equity plan in place for Canadian employees since 2004. COMMITMENT TO EMPLOYEES DIVERSITY, EQUITY AND INCLUSION CI believes that to be competitive in a global environment, we must create a culture of trust where people know their differences are valued as they strive to be innovative without barriers. Diversity will strengthen our collective success and potential by enabling CI to attract and retain the best talent, bringing innovation and different perspectives to the table and enhancing decision-making. CI is committed to a diverse and inclusive culture where all employees feel: CI’s efforts to foster diversity and ensure that all employees are supported and encouraged to achieve their career potential are recognized and supported by a Diversity Policy. Additionally, discrimination, harassment and other inappropriate behaviour are addressed by CI’s Code of Conduct. In October 2020, CI established a Diversity and Inclusion Committee, with a mandate to promote a culture of inclusion through communications, events and outreach. This committee expanded in 2021 to incorporate a leadership council comprised of management staff that work within the revised committee structure. Other diversity measures at CI in 2021 included: THE DEVELOPMENT OF AN UNCONSCIOUS BIAS LEARNING SERIES which required mandatory completion by senior leadership. CI intends to provide this training to all employees in 2022. THE LAUNCH OF A DIVERSITY & INCLUSION intranet hub providing access to a variety of relevant information and resources. THE EXPANSION OF CI’S WOMEN IN FINANCIAL SERVICES MENTORSHIP PROGRAM, in place since 2012, to be gender neutral and provide consideration for inclusive representation. The program prepares participants to advance to leadership roles. VALUED They are appreciated and respected for their unique perspectives and talents. AUTHENTIC They can bring their full selves to work and express aspects of themselves that may be different from their peers. TRUSTED They make meaningful contributions and are influential in decision-making. PSYCHOLOGICALLY SAFE They feel free to hold differing views and make mistakes without being penalized and secure enough to address tough issues or take risks. 31646 CI Financial_Annual Report Text.pdf - p30 (May 4, 2022 22:56:54) DT

33 CI’s Health and Wellness program provides many resources for employees to navigate difficult times as well as focus on health and wellness year-round. These include webinars on topics such as nutrition, and a health coaching program that provides resources for chronic disease management. EMPLOYEE ENGAGEMENT, TALENT, AND WELLNESS In 2021, CI was certified as a Great Place to Work® after a thorough, independent analysis conducted by Great Place to Work Institute® Canada. This certification is based on direct feedback from employees, provided as part of an extensive and anonymous survey about their workplace experience. CI was also named to the Great Place to Work 2022 list of Best Workplaces for Hybrid Work. CI provides extensive training and learning opportunities for employees, giving them access to a variety of tools, courses and other resources to support skill development. Leadership training for new managers is provided through a third-party firm. To help employees succeed through CI’s digital transformation, a change management campaign included “learning paths” customized to their departments and teams. In 2021, approximately 600 staff members took part in a learning path to expand their skillsets for digital work. CI also supports those who pursue relevant education and training on their own initiative through tuition reimbursement and other recognition. And despite the pandemic, in 2021 CI offered important learning opportunities and work experience to 56 students through summer and co-op placements. CI promotes the wellness of its employees through enhanced benefits and health and wellness programs. To help employees manage the impacts of the COVID-19 pandemic, CI doubled its benefits coverage for psychological services. To promote engagement and an ownership mentality among employees, CI introduced an Employee Share Purchase Plan in 2021. Under the plan, full-time employees can purchase CI stock through payroll deductions and receive an additional 15% company contribution. 31646 CI Financial_Annual Report Text.pdf - p31 (May 4, 2022 22:56:54) DT

34 CI FINANCIAL Annual Report 2021 COMMITMENT TO COMMUNITIES CI is committed to supporting communities across Canada and to being a good corporate citizen. In addition to donating to charitable and community causes, we provide employees with one paid day off per year, known as a Ray Day, to volunteer with a community organization or charity of their choice. This program was named in memory of the late Ray Chang, who served as CI’s Chairman and Chief Executive Officer and was well known for his philanthropy. CI’s charitable donations in 2021 included a significant contribution to Second Harvest, Canada’s largest organization involved in rescuing surplus food and redistributing it to feed people in need. CI leadership also donated $27,500 to support the Children’s Aid Foundation of Canada and fund scholarships for youth who were in foster care. COMMITMENT TO ENVIRONMENTAL SUSTAINABILITY CI acknowledges the importance of addressing issues related to climate change. We are currently working to establish a more systematic approach to addressing and reporting on this issue in our corporate operations and in 2022, engaged a third-party ESG consultant to assist us in these efforts. At the operational level, we have undertaken several initiatives to reduce our direct impact on the environment, including moving to cloud services and reducing paper use. The vast majority of our fund investor statements now being delivered electronically and we have significantly reduced stocks of pre-printed marketing materials. CI also recycled approximately 39 tonnes of paper at its Toronto locations through a secure shredding service alone in 2021. 31646 CI Financial_Annual Report Text.pdf - p32 (May 4, 2022 22:56:55) DT

35 NORMAL COURSE ISSUER BID Effective June 16, 2021, the Toronto Stock Exchange (the “TSX”) accepted CI’s notice of intention to commence a normal course issuer bid. Under the bid, CI may purchase up to 18,194,790 of its shares at the prevailing market price. Common shares may be purchased by CI or purchased by a trustee to satisfy obligations under equity-based compensation plans for CI. All common shares purchased by CI (but not those purchased by such a trustee) will be cancelled. Purchases under the bid will terminate on June 17, 2022, or on such earlier date as CI completes its purchases or provides notice of termination. As of March 31, 2022, CI has acquired an aggregate of 10,175,782 shares under the normal course issuer bid at an average price of $22.55 per share. Shareholders may obtain a copy of the Notice, without charge, by contacting the Corporate Secretary of CI. The Corporation intends to renew its Normal Course Issuer Bid effective June 18, 2022, subject to receipt of approval from the TSX. DIGITAL REPORT This Annual Report can be downloaded from the Investor Relations section of CI’s website (www.cifinancial.com) under “Financials.” ANNUAL MEETING OF SHAREHOLDERS The Annual Meeting of Shareholders will be held at 2 p.m. EDT on June 22, 2022. The meeting will be held in a virtual-only format by way of live audio webcast. Instructions on how to access the webcast and vote at the virtual meeting will be posted to the Investor Relations section of www.cifinancial.com TRADING SYMBOL Toronto Stock Exchange: CIX New York Stock Exchange: CIXX CORPORATE INFORMATION HEAD OFFICE 15 York Street, Second Floor Toronto, Ontario M5J 0A3 416.364.1145 1.800.268.9374 Toll-Free cifinancial.com INVESTOR RELATIONS JASON WEYENETH Vice-President, Investor Relations & Strategy 416.681.8779 1.800.268.9374 Toll-Free jweyeneth@ci.com AUDITORS ERNST & YOUNG LLP Chartered Accountants 100 Adelaide Street West Toronto, Ontario M5H 0B3 REGISTRAR AND TRANSFER AGENT COMPUTERSHARE INVESTOR SERVICES INC. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 1.800.564.6253 COMPUTERSHARE TRUST COMPANY N.A. 462 South 4th Street Louisville, Kentucky USA 40202 1.800.962.4284 From all other countries: 514.982.7555 31646 CI Financial_Annual Report Text.pdf - p33 (May 4, 2022 22:56:55) DT

QUARTERLY FINANCIAL REPORT Q4 | 2021 DECEMBER 31, 2021 31646 CI Financial_Annual Report Text.pdf - p34 (May 4, 2022 22:56:56) DT

TABLE OF CONTENTS 01— Financial Highlights 02— Management’s Discussion and Analysis 46— Consolidated Financial Statements 57— Notes to Consolidated Financial Statements 31646 CI Financial_Annual Report Text.pdf - p35 (May 4, 2022 22:56:57) DT

| FINANCIAL HIGHLIGHTS | [millions of dollars, except share amounts] As at and for the quarters ended % change quarter- over- quarter % change year- over- year Dec. 31, 2021 Sep. 30, 2021 Jun. 30, 2021 Mar. 31, 2021 Dec. 31, 2020 Core assets under management (Canada and Australia) 144,247 139,380 138,187 132,626 129,591 3 11 U.S. assets under management 7,884 7,203 6,564 5,916 5,461 9 44 Total assets under management 152,130 146,583 144,751 138,541 135,052 4 13 Wealth management assets 231,972 173,833 159,284 102,078 96,487 33 140 Total assets 384,103 320,416 304,036 240,620 231,539 20 66 Total average assets under management 150,506 148,012 141,880 137,142 131,246 2 15 Core average assets under management (Canada and Australia) 143,046 141,095 135,921 131,569 126,233 1 13 Net income attributable to shareholders 123.7 43.8 117.6 124.2 105.0 182 18 Adjusted net income1 171.0 159.2 153.0 151.6 148.7 7 15 Free cash flow1 187.1 180.9 164.1 155.6 145.6 3 29 Basic earnings per share 0.63 0.22 0.58 0.60 0.50 186 26 Diluted earnings per share 0.62 0.22 0.57 0.59 0.50 182 24 Adjusted earnings per share1 0.87 0.80 0.75 0.73 0.71 9 23 Adjusted diluted earnings per share1 0.86 0.79 0.74 0.72 0.70 9 23 Dividends paid per share 0.18 0.18 0.18 0.18 0.18 — — Dividend yield 2.7% 2.8% 3.2% 4.0% 4.6% Average shares outstanding 196,816,227 199,321,002 203,039,536 207,476,125 209,347,760 (1) (6) Ending shares outstanding 197,422,270 197,443,135 201,327,517 203,944,785 210,358,710 — (6) Share price High 30.88 26.99 23.22 19.80 18.27 14 69 Low 25.05 22.12 18.08 14.91 15.40 13 63 Close 26.44 25.71 22.75 18.15 15.78 3 68 Change in share price 2.8% 13.0% 25.3% 15.0% (6.6%) Total 3-month shareholder return 3.5% 13.8% 26.3% 16.2% (5.5%) Total 12-month shareholder return 72.9% 57.8% 37.0% 35.5% (23.9%) Market capitalization 5,220 5,076 4,580 3,702 3,319 3 57 Long-term debt (including the current portion) 3,776 3,408 3,350 2,201 2,456 11 54 Net debt1 3,453 2,655 2,461 1,856 1,872 30 84 Net debt to adjusted EBITDA1 3.14 2.59 2.53 1.94 2.08 21 51 1 Adjusted net income, adjusted earnings per share, adjusted diluted earnings per share, free cash flow, net debt, and adjusted EBITDA are not standardized earnings measures prescribed by IFRS. Descriptions of these measures, as well as others, and reconciliations to the nearest IFRS measures, where necessary, are provided in the “Non-IFRS Measures” section of this MD&A and the Q2-2021 MD&A. Q4 Financial Report 1 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p36 (May 4, 2022 22:56:57) DT

Management’s Discussion and Analysis DECEMBER 31, 2021 CI FINANCIAL CORP. 31646 CI Financial_Annual Report Text.pdf - p37 (May 4, 2022 22:56:58) DT

This Management’s Discussion and Analysis (“MD&A”) dated March 31, 2022 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries (“CI”) as at December 31, 2021, compared with December 31, 2020, and the results of operations for the quarter and year ended December 31, 2021, compared with the quarter and year ended December 31, 2020 and the quarter ended September 30, 2021. CI’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as is issued by the International Accounting Standards Board. Amounts are expressed in Canadian dollars. CI has two reportable segments: Asset Management and Wealth Management. These segments reflect CI’s current internal financial reporting, performance measurement, and strategic priorities. The Asset Management segment of the business includes the operating results and financial position of CI Investments Inc. (“CI Investments”) and its subsidiaries, as well as the operating results and financial position of GSFM Pty Limited (“GSFM”). Lawrence Park Asset Management amalgamated with CI Investments on July 1, 2021. CI ETF Investment Management Inc. (“CI ETF”), formerly WisdomTree Asset Management Canada, Inc. and a subsidiary of CI Investments, was amalgamated on July 1, 2020. The Wealth Management segment includes the operating results and financial position of Assante Wealth Management (Canada) Ltd. (“AWM” or “Assante”) and its subsidiaries, including Assante Capital Management Ltd. (“ACM”) and Assante Financial Management Ltd. (“AFM”), as well as the operating results and financial position of CI Private Counsel LP (“CIPC”), CI Investment Services Inc. (“CI Investment Services”, formerly BBS Securities Inc.), WealthBar Financial Services Inc., operating as CI Direct Investing (“CI Direct Investing”), Aligned Capital (“Aligned”), Surevest LLC (“Surevest”), OCM Capital Partners LLC (“One Capital”), The Cabana Group LLC (“Cabana”), Balasa Dinverno Foltz LLC (“BDF”), Bowling Portfolio Management LLC (“Bowling”), Stavis & Cohen Private Wealth LLC (“Stavis & Cohen”), Doyle Wealth Management LLC (“Doyle”), The Roosevelt Investment Group LLC (“Roosevelt”), RGT Wealth Advisors LLC (“RGT”), Segall, Bryant & Hamill LLC (“SBH”), Barrett Asset Management LLC (“Barrett”), Brightworth LLC (“Brightworth”), Dowling & Yahnke LLC (“Dowling & Yahnke”), Radnor Financial Advisors LLC (“Radnor”), Portola Partners Group LLC (“Portola”), Budros, Ruhlin & Roe Inc. (“BRR'’), McCutchen Group LLC (“McCutchen Group'’), Matrix Capital Advisors LLC (“Matrix'’), R.H. Bluestein & Co. (“Bluestein'’), Columbia Pacific Wealth Management LLC (“CPWM'’), Gofen & Glossberg LLC (“Gofen'’), RegentAtlantic Capital LLC (“RegentAtlantic'’). | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 3 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p38 (May 4, 2022 22:56:58) DT

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry and wealth management industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of the coronavirus pandemic, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise. This MD&A includes several non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full year results from period to period. Descriptions of these non-IFRS measures and reconciliations to the nearest IFRS measure, where necessary, are provided in the “Non-IFRS Measures” section of this MD&A. Note that figures in tables may not add due to rounding. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 4 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p39 (May 4, 2022 22:56:59) DT

BUSINESS OVERVIEW CI is a diversified global asset and wealth management firm operating in Canada, the United States and Australia. CI’s business is the management, marketing, distribution and administration of investment products for Canadian investors as well as providing financial advice, tax, retirement, estate and wealth planning services in Canada through Assante, CIPC, CI Direct Investing, and Aligned, and in the United States through Barrett, BDF, Bluestein, Bowling, Brightworth, BRR, Cabana, CPWM, Doyle, Dowling & Yahnke, Gofen, Matrix, McCutchen, One Capital, Portola, Radnor, RegentAtlantic, Roosevelt, RGT, SBH, Stavis & Cohen, and Surevest. In addition, CI has asset management operations in Australia through its subsidiary GSFM. CI’s products are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM, and Aligned financial advisors. CI operates through two business segments, Asset Management and Wealth Management. The Asset Management segment provides the majority of CI’s income and derives its revenue principally from the fees earned on the management of investment funds and other fee-earning investment products. CI uses in-house teams and external investment managers to provide portfolio management services. These investment managers typically have long careers in the industry as well as extensive track records with CI. This lineup of investment managers provides a wide selection of styles and areas of expertise for CI’s funds and ETFs. The Wealth Management segment derives its revenue principally from fees and commissions for providing financial planning and advice (which may include investment management services), and on the sale of investment funds and other financial products. BUSINESS STRATEGY In the fourth quarter of 2019, CI Financial announced a new strategic direction for the company, with the introduction of three strategic priorities: • Modernize the asset management business • Expand the wealth management platform • Globalize the company In establishing these priorities, CI sought input from a series of critical sources, including employees, clients, shareholders and industry analysts, and incorporated insights from observing market dynamics and industry trends. Each strategic priority builds on CI’s existing extensive capabilities to take advantage of opportunities in the marketplace. A key factor in CI’s focus on modernizing its asset management business is that the rate and pace of change in the industry is at an all-time high, due to changes in demographics and investor preferences, changing client expectations for service and support, and ongoing regulatory change. This environment requires new services, new products and new approaches to meet investors’ changing needs. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 5 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p40 (May 4, 2022 22:57:00) DT

CI also believes that the role of the advisor is more important than ever. As consumers' lives become increasingly complex and digital, CI’s breadth of capabilities uniquely positions the firm to be amongst Canada's market leaders; this is why expanding its wealth management platform is a strategic priority. With scale becoming increasingly important in the industry and difficult to achieve in Canada alone, CI is globalizing the company. This strategic priority will also help the firm secure access to global talent to complement its existing capabilities. In executing its strategy, the firm is leveraging its strategic foundation comprised of people, technology, speed and financial strength. By deploying its human capital and capabilities, driving advanced technology into everything the firm does, embedding new ways of working to be faster and more nimble, and maximizing the benefits of its financial strength, CI intends to maintain and grow its leadership in the asset management and wealth management industries. As CI evolves to meet the challenges of a rapidly changing investment industry, it continues to make significant investments in key areas of the business to drive growth and broaden revenue opportunities, while prudently controlling expenditures. As of November 17, 2020, the Corporation’s shares began trading on the New York Stock Exchange (“NYSE”) under the symbol CIXX. CI sought the listing to broaden its investor base, increase its corporate profile in the U.S. market, and provide the option of offering shares as part of the purchase price when acquiring companies in the U.S. The listing supports CI’s strategic priorities of globalizing the firm and expanding its wealth management platform. COVID-19 IMPACT The COVID-19 pandemic has contributed to significant volatility in the financial markets and has had a significant impact on the economy, government policy and business operations. CI activated its business continuity plan in early March 2020 to mitigate risks, maintain operational efficiency and service levels, and address the health and safety concerns of our employees, clients and advisors. While CI has continued to operate effectively throughout the pandemic, the future course of the pandemic and its effect on CI’s business, financial condition and results of operations is uncertain. A more detailed discussion can be found in “Business Continuity Risk” of the “Risk Management” section of this report. KEY PERFORMANCE DRIVERS Total assets under management (“total AUM”) includes core assets under management (“core AUM”) and U.S. assets under management. The key performance indicator for the Asset Management segment is the level of core AUM, and for the Wealth Management segment, the level of wealth management assets. CI’s total AUM and wealth management assets are primarily driven by the sentiment of the overall equity markets, fund performance, gross sales and redemptions of investment products, attracting new clients and the addition of new assets from current clients. As most of CI’s revenues and expenses are based on daily asset levels throughout the year, average assets for a particular period are critical to the analysis of CI’s financial results. While some expenses, such as trailer fees, vary directly with the level of AUM, some of CI’s expenses do not, such as a portion of overhead, discretionary spend, and deferred sales commissions. Over the long term, CI strives to manage | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 6 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p41 (May 4, 2022 22:57:00) DT

the level of its discretionary spend to be consistent with, or below, the growth in its revenue. In any given period, CI may choose to make investments in its business that it believes will benefit the long-term growth of the company. CI uses several performance indicators to assess its results. These indicators are described throughout the results of operations and the discussion of the two operating segments and include the following measures prescribed by IFRS: net income and earnings per share; and measures not prescribed by IFRS: adjusted net income, adjusted earnings per share, operating cash flow, free cash flow, EBITDA, EBITDA per share, adjusted EBITDA, adjusted EBITDA per share, adjusted revenue, adjusted EBITDA margin, net debt, adjusted income before taxes and non-segmented items, asset management adjusted income before taxes and non-segmented items, wealth management adjusted income before taxes and non- segmented items, dealer gross margin, asset management margin, and SG&A efficiency margin. Descriptions of these non- IFRS measures and reconciliations to IFRS are provided below. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 7 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p42 (May 4, 2022 22:57:01) DT

NON-IFRS MEASURES CI reports certain financial information using non-IFRS measures as CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full-year results from period to period. Effective January 1, 2021, CI amended the definitions of adjusted net income, adjusted earnings per share, free cash flow, adjusted EBITDA and adjusted EBITDA margin to present its underlying operating performance excluding certain impacts of acquisitions. These measures now exclude the amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, where applicable. ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE CI defines adjusted net income as net income attributable to common shareholders excluding amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments. CI believes that these items affect the comparability of operating results from period to period, and these measures allow for better analysis of core operating income and business trends. Adjusted earnings per share and adjusted diluted earnings per share are calculated by dividing adjusted net income by average shares outstanding and diluted average shares outstanding, respectively. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 8 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p43 (May 4, 2022 22:57:01) DT

TABLE 1: ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE [millions of dollars, except per share amounts] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Dec. 31, 2020 Year ended Dec. 31, 2021 Year ended Dec. 31, 2020 Net Income 123.7 45.4 105.7 412.4 475.5 Adjustments: Amortization of acquisition related intangibles 18.7 16.8 5.2 57.4 12.0 FX (gains) and losses (3.1) 50.3 (2.2) 18.8 (7.5) Change in fair value of acquisition liabilities 43.9 61.4 — 149.9 — Legal and restructuring charges 13.6 3.9 52.1 35.9 60.6 Write-down (write-up) in assets and investments (16.8) — 1.8 (9.7) 1.8 Bond redemption costs — — 1.9 24.9 1.9 Gain on equity investment — — — (1.4) — Contingent consideration recorded as compensation 2.1 4.2 — 7.2 — Total adjustments 58.4 136.6 58.8 283.1 68.8 Tax effect (recovery) of adjustments (11.1) (21.2) (14.9) (57.5) (16.1) Less: Non-controlling interest — 1.6 0.8 3.1 (0.4) Adjusted net income 171.0 159.2 148.7 634.8 528.7 Adjusted earnings per share 0.87 0.80 0.71 3.15 2.47 Adjusted diluted earnings per share 0.86 0.79 0.70 3.14 2.45 OPERATING CASH FLOW BEFORE THE CHANGE IN OPERATING ASSETS AND LIABILITIES AND FREE CASH FLOW CI measures its operating cash flow before the change in operating assets and liabilities, which include the actual cash amount paid for interest and income taxes, as these items often distort the cash flow generated during the period. Operating assets and liabilities are affected by seasonality, the timing of interest payments depends on terms in specific debt instruments, and tax installments paid may differ materially from the cash tax accrual. Free cash flow is calculated as operating cash flow before the change in operating assets and liabilities, net of non-controlling interest, excluding foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments. CI uses this measure, among others, when determining how to deploy capital. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 9 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p44 (May 4, 2022 22:57:02) DT

TABLE 2: OPERATING CASH FLOW AND FREE CASH FLOW [millions of dollars] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Dec. 31, 2020 Year ended Dec. 31, 2021 Year ended Dec. 31, 2020 Cash provided by operating activities 163.7 182.5 77.3 666.0 542.0 Net change in operating assets and liabilities 15.5 (47.3) 31.7 (15.8) (18.6) Operating cash flow before the change in operating assets and liabilities 179.2 135.2 108.9 650.2 523.4 Adjustments: FX (gains) and losses (3.1) 50.3 (2.2) 18.8 (7.5) Legal and restructuring charges 13.6 3.9 52.1 35.9 60.6 Write-down (write-up) in assets and investments — — 1.8 7.1 1.8 Total adjustments 10.5 54.2 51.7 61.8 54.9 Tax effect (recovery) of adjustments (2.6) (5.9) (13.5) (18.1) (12.8) Less: Non-controlling interest — 2.6 1.6 6.2 1.7 Free cash flow 187.1 180.9 145.6 687.7 563.8 EBITDA, ADJUSTED EBITDA, ADJUSTED REVENUE AND ADJUSTED EBITDA MARGIN CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted EBITDA, which it defines as EBITDA, net of non-controlling interest, excluding the change in fair value of acquisition liabilities, foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments, to assess its underlying profitability prior to the impact of its financing structure, income taxes and amortization and depreciation. This permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation. Adjusted EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow. Adjusted revenue is defined as total revenue net of non-controlling interest, and foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances. Adjusted EBITDA margin expresses adjusted EBITDA as a percentage of adjusted revenue. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 10 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p45 (May 4, 2022 22:57:03) DT

TABLE 3: EBITDA, ADJUSTED EBITDA, ADJUSTED REVENUE, AND ADJUSTED EBITDA MARGIN [millions of dollars, except per share amounts] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Dec. 31, 2020 Year ended Dec. 31, 2021 Year ended Dec. 31, 2020 Net Income 123.7 45.4 105.7 412.4 475.5 Add: Interest and lease finance 32.5 31.6 17.8 109.7 65.4 Provision for income taxes 51.3 37.0 36.6 173.8 167.2 Amortization and depreciation1 29.8 27.3 14.2 98.9 44.2 EBITDA 237.3 141.3 174.2 794.7 752.4 EBITDA per share 1.21 0.71 0.83 3.94 3.51 Adjustments: FX (gains) and losses (3.1) 50.3 (2.2) 18.8 (7.5) Change in fair value of acquisition liabilities 43.9 61.4 — 149.9 — Legal and restructuring provision 13.6 3.9 52.1 35.9 60.6 Write-down (write-up) in assets and investments (16.8) — 1.8 (9.7) 1.8 Bond redemption costs — — 1.9 24.9 1.9 Gain on equity investment — — — (1.4) — Contingent consideration recorded as compensation 2.1 4.2 — 7.2 — Total adjustments 39.7 119.8 53.6 225.6 56.8 Less: Non-controlling interest (0.2) 3.0 1.8 6.4 2.2 Adjusted EBITDA 277.2 258.1 226.0 1,013.9 807.0 Adjusted EBITDA per share 1.41 1.30 1.08 5.03 3.77 Total revenue 762.9 661.3 568.3 2,727.0 2,052.8 Adjustments: FX (gains) and losses (3.1) 50.3 (2.2) 18.8 (7.5) Write-down (write-up) in assets and investments (16.8) — — (16.8) — Gain on equity investment — — — (1.4) — Less: Non-controlling interest 6.0 19.4 12.0 57.8 18.0 Adjusted revenue 737.0 692.1 554.1 2,669.9 2,027.3 Adjusted EBITDA Margin 37.6% 37.3% 40.8% 38.0% 39.8% 1Includes amortization of equity accounted investments of $0.7 million for the quarter ended December 31, 2021 and $2.0 million for the year ended December 31, 2021 ($0.3 million for the quarter ended December 31, 2020, $0.5 million for the quarter ended September 30, 2021 and $0.7 million for the year ended December 31, 2020). NET DEBT CI calculates net debt as long-term debt (including the current portion) less cash and marketable securities, net of cash required for regulatory purposes and non-controlling interests. Net debt is a measure of leverage and CI uses this measure to assess its financial flexibility. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 11 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p46 (May 4, 2022 22:57:03) DT

TABLE 4: NET DEBT As at As at As at As at As at [millions of dollars] Dec. 31, 2021 Sep. 30, 2021 Jun. 30, 2021 Mar. 31, 2021 Dec. 31, 2020 Current portion of long-term debt 444.5 74.2 — — 203.8 Long-term debt 3,331.6 3,334.2 3,350.2 2,200.9 2,252.3 3,776.0 3,408.4 3,350.2 2,200.9 2,456.1 Less: Cash and short-term investments 230.8 653.9 801.3 248.4 483.6 Marketable securities 116.9 122.5 121.1 122.0 118.1 Add: Regulatory capital and non-controlling interests 25.0 23.1 33.4 25.9 18.0 Net Debt 3,453.4 2,655.1 2,461.2 1,856.4 1,872.4 Adjusted EBITDA 277.2 258.1 242.3 236.3 226.0 Adjusted EBITDA, annualized 1,099.8 1,024.1 971.9 958.3 899.1 Gross leverage (Gross debt/Annualized adjusted EBITDA) 3.4 3.3 3.4 2.3 2.7 Net leverage (Net debt/Annualized adjusted EBITDA) 3.1 2.6 2.5 1.9 2.1 ASSET MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS CI assesses the underlying profitability of its Asset Management segment by measuring its adjusted income before taxes and non-segmented items, which it defines as income before tax and non-segmented items as shown in Table 15, excluding amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments. TABLE 5: ASSET MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS [millions of dollars] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Dec. 31, 2020 Year ended Dec. 31, 2021 Year ended Dec. 31, 2020 Income before taxes and non-segmented items 208.4 176.1 139.5 750.9 681.4 Adjustments: Amortization of acquisition related intangibles 0.6 0.6 0.5 2.3 2.0 FX (gains) and losses 1.4 19.0 13.0 11.0 8.4 Legal and restructuring charges 10.4 0.4 47.5 25.6 54.6 Write-down (write-up) in assets and investments (16.8) — 1.8 (16.8) 1.8 Change in fair value of acquisition liabilities 14.2 1.9 — 26.2 — Bond redemption costs — — 1.9 24.9 1.9 Gain on equity investment — — — (1.4) — Total adjustments 9.8 22.0 64.8 71.9 68.7 Adjusted Income Before Taxes and Non-Segmented Items 218.3 198.1 204.2 822.8 750.1 | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 12 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p47 (May 4, 2022 22:57:04) DT

WEALTH MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS CI assesses the underlying profitability of its Wealth Management segment by measuring its adjusted income before taxes and non-segmented items, which it defines as income before tax and non-segmented items as shown in Table 16, excluding amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to acquisitions and U.S. dollar denominated debt issuances, and net of other provisions and adjustments. TABLE 6: WEALTH MANAGEMENT ADJUSTED INCOME BEFORE TAXES AND NON-SEGMENTED ITEMS [millions of dollars] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Dec. 31, 2020 Year ended Dec. 31, 2021 Year ended Dec. 31, 2020 Income before taxes and non-segmented items (1.9) (64.1) 19.7 (59.6) 25.8 Adjustments: Amortization of acquisition related intangibles 18.1 16.2 4.6 55.1 9.9 FX (gains) and losses (4.5) 31.2 (15.2) 7.8 (15.8) Change in fair value of acquisition liabilities 29.7 59.5 — 123.7 — Legal and restructuring charges 3.2 3.5 4.6 10.3 6.0 Write-down (write-up) in assets and investments — — — 7.1 — Contingent consideration recorded as compensation 2.1 4.2 — 7.2 — Total adjustments 48.5 114.6 (6.0) 211.2 0.1 Adjusted Income Before Taxes and Non-Segmented Items 46.6 50.4 13.7 151.6 25.9 Add back: Amortization and depreciation, net of adjustments 4.9 4.5 2.6 Adjusted EBITDA 51.5 54.9 16.3 Adjusted EBITDA annualized 206.0 219.6 65.2 Run-rate adj’s and pro-forma for announced acquisitions 96.0 43.5 59.8 Run-rate adjusted EBITDA annualized 302.0 263.1 125.0 At the end of the quarter, run-rate adjusted EBITDA for the Wealth Management segment was $302 million, pro-forma for announced acquisitions. Run-rate adjusted EBITDA represents EBITDA net of non-controlling interest, excluding the change in fair value of acquisition liabilities, foreign exchange gains and losses, and net of other provisions and adjustments based on asset levels, fee-rates and margins at the end of the quarter. It does not include any growth or market assumptions and excludes any synergies and planned or unannounced transactions. DEALER GROSS MARGIN CI monitors its operating profitability on the revenues earned within its Wealth Management segment by measuring its dealer gross margin, which is calculated as administration fee revenue less advisor and dealer fees, divided by administration fee revenue (all figures before inter-segment eliminations). CI uses this measure to assess the profitability of the Wealth Management segment before SG&A expenses. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 13 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p48 (May 4, 2022 22:57:04) DT

TABLE 7: DEALER GROSS MARGIN [millions of dollars] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Dec. 31, 2020 Year ended Dec. 31, 2021 Year ended Dec. 31, 2020 Administration fees 308.0 292.2 167.9 1,052.8 530.1 Less: Advisor and dealer fees 153.1 151.0 121.4 579.2 389.3 154.8 141.2 46.5 473.6 140.8 Dealer gross margin 50.3% 48.3% 27.7% 45.0% 26.6% ASSET MANAGEMENT MARGIN CI assesses the overall performance of the asset management segment using a trailing 12-month asset management margin, where deferred sales commissions, trailer fees, and SG&A expenses are deducted from management fees and measured as a percentage of management fees (all figures are before inter-segment eliminations). This removes distortion caused by other revenues and expenses, eliminates the financing impact of back-end load funds, and eliminates revenue mix variances because it is measured as a percentage of management fees and not average AUM. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses. TABLE 8: ASSET MANAGEMENT MARGIN [millions of dollars - trailing 12 months] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Dec. 31, 2020 Management fees 1,810.0 1,760.1 1,650.1 Less: Deferred sales commissions paid 6.1 6.4 8.0 Trailer fees 586.2 572.0 538.4 Net management fees 1,217.6 1,181.7 1,103.7 Less: SG&A expenses 376.7 363.3 325.2 841.0 818.4 778.4 Asset management margin 46.5% 46.5% 47.2% ASSET MANAGEMENT SG&A EFFICIENCY MARGIN CI uses a trailing 12-month SG&A efficiency margin to assess its costs relative to management fees earned, net of deferred sales commissions and trailer fees, which are not directly controllable by CI. SG&A expenses are subtracted from these net management fees and the remainder is measured as a percentage of net management fees. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 14 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p49 (May 4, 2022 22:57:05) DT

TABLE 9: ASSET MANAGEMENT SG&A EFFICIENCY MARGIN [millions of dollars - trailing 12 months] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Dec. 31, 2020 Management fees 1,810.0 1,760.1 1,650.1 Less: Deferred sales commissions paid 6.1 6.4 8.0 Trailer fees 586.2 572.0 538.4 Net management fees 1,217.6 1,181.7 1,103.7 Less: SG&A expenses 376.7 363.3 325.2 841.0 818.4 778.4 SG&A efficiency margin 69.1% 69.3% 70.5% ASSETS AND SALES CI is one of Canada’s largest independent investment fund companies with total assets under management of $152.1 billion and wealth management assets of $232.0 billion at December 31, 2021, as shown in Table 10. Core assets under management represents assets managed by CI Investments and GSFM. Operating results related to core assets under management are included in the Asset Management segment. U.S. assets under management are included in the Wealth Management segment as the related revenues are part of a holistic fee charged to clients for providing wealth management services. Assets under management increased 13% year over year due to positive investment performance. The 140% increase in wealth management assets from last year was mainly due to acquisitions completed during the year. Total assets, which include mutual funds, segregated funds, separately managed accounts, structured products, exchange-traded funds, pooled funds, hedge funds and wealth management assets, were $384.1 billion at December 31, 2021, up $152.6 billion from $231.5 billion at December 31, 2020. TABLE 10: TOTAL ASSETS As at As at [billions of dollars] December 31, 2021 December 31, 2020 % change Core assets under management1 144.2 129.6 11 U.S. assets under management 7.9 5.5 44 Total assets under management 152.1 135.1 13 Canadian wealth management 80.6 67.3 20 U.S. wealth management 151.3 29.2 418 Total wealth management assets 232.0 96.5 140 Total assets 384.1 231.5 66 1 Includes $36.2 billion of assets managed by CI and held by clients of advisors with Assante, Aligned, and CIPC as at December 31, 2021 and $32.6 billion of assets managed by CI and held by clients of advisors with Assante and CIPC as at December 31, 2020 | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 15 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p50 (May 4, 2022 22:57:06) DT

By the end of October, Canadian and U.S. equities had posted their biggest monthly gains since November 2020. As the Omicron variant struck, markets experienced their biggest dip for the year before stabilizing in December. The S&P/TSX Composite Index ended the quarter up 5.7%, while the S&P 500 Index was up 10.6% in U.S. dollars (10.3% in Canadian dollars). The MSCI World Index, which reflects returns for developed equity markets around the globe, posted a 7.5% gain for the quarter in U.S. dollars (7.2% gain in Canadian dollars). The change in AUM during each of the past five quarters is detailed in Table 11 and a breakdown of CI’s sales is provided in Table 12. TABLE 11: CHANGE IN TOTAL ASSETS UNDER MANAGEMENT [billions of dollars] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Jun. 30, 2021 Quarter ended Mar. 31, 2021 Quarter ended Dec. 31, 2020 Assets under management, beginning 146.6 144.8 138.5 135.1 128.3 Gross sales 5.8 5.7 6.8 6.2 4.9 Redemptions 5.9 4.9 6.4 7.0 7.0 Net sales — 0.8 0.4 (0.9) (2.1) Acquisitions (divestitures) — — 0.2 — — Fund performance 5.5 1.0 5.7 4.3 8.9 Assets under management, ending 152.1 146.6 144.8 138.5 135.1 Average assets under management 150.5 148.0 141.9 137.1 131.2 Core assets under management, ending 144.2 139.4 138.2 132.6 129.6 Core average assets under management 143.0 141.1 135.9 131.6 126.2 Overall CI reported flat net sales for the fourth quarter of 2021. CI’s Canadian retail business, excluding products closed to new investors, had $0.1 billion in net sales for the fourth quarter of 2021, an improvement of $1.4 billion over the fourth quarter of 2020. CI’s Canadian institutional business had net redemptions of $0.3 billion for the fourth quarter of 2021, an improvement of $0.6 billion from the same quarter a year ago. Outside of Canada, CI’s Australian business had net sales of $0.1 billion in the fourth quarter of 2021 and CI’s U.S. business had net sales of $0.3 billion. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 16 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p51 (May 4, 2022 22:57:06) DT

TABLE 12: SALES BREAKDOWN Quarter ended December 31, 2021 Quarter ended December 31, 2020 [millions of dollars] Gross Sales Redemptions Net Sales Gross Sales Redemptions Net Sales Canadian Business Retail 4,562 4,420 142 3,722 4,976 (1,255) Institutional 385 716 (331) 302 1,226 (925) 4,947 5,136 (189) 4,023 6,203 (2,180) Australian Business Retail 175 86 90 276 116 160 Institutional 27 35 (8) 124 320 (197) 203 121 82 400 436 (36) U.S. 656 396 260 428 126 301 Closed Business 7 202 (195) 12 237 (226) Total 5,813 5,855 (42) 4,863 7,003 (2,140) | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 17 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p52 (May 4, 2022 22:57:07) DT

RESULTS OF OPERATIONS The table below presents the consolidated results of operations of CI. TABLE 13: SELECTED ANNUAL INFORMATION Fiscal Years Ending December 31 [millions of dollars, except per share amounts] 2021 2020 2019 Management fees 1,792.1 1,635.8 1,789.1 Total revenue 2,727.0 2,052.8 2,122.5 Selling, general & administrative 702.3 449.4 489.3 Total expenses 2,140.9 1,410.0 1,395.7 Income before income taxes 586.2 642.7 726.8 Income taxes 173.8 167.2 189.3 Non-controlling interest 3.0 (0.4) (0.9) Net income available to shareholders 409.3 476.0 538.4 Basic earnings per share 2.03 2.22 2.30 Diluted earnings per share 2.02 2.21 2.29 Dividends declared per share 0.72 0.72 0.72 Total assets 8,659.6 6,359.8 4,367.8 Gross debt 3,776.0 2,456.1 1,604.5 Average shares outstanding 201.6 214.1 234.3 Shares outstanding 197.4 210.4 221.8 Share price 26.44 15.78 21.71 Market capitalization 5,219.8 3,319.5 4,815.1 | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 18 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p53 (May 4, 2022 22:57:08) DT

TABLE 14: SUMMARY OF QUARTERLY RESULTS [millions of dollars, except per share amounts] 2021 2020 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 INCOME STATEMENT DATA Management fees 464.9 460.9 441.1 425.1 415.9 410.4 386.9 422.6 Administration fees 258.5 243.0 193.7 167.5 125.6 86.8 75.9 76.2 Other revenues 39.5 (42.6) 27.6 47.8 26.8 12.3 12.9 0.5 Total revenues 762.9 661.3 662.4 640.4 568.3 509.5 475.6 499.3 Selling, general & administrative 203.9 192.5 165.6 140.2 116.7 108.8 109.0 115.0 Trailer fees 142.5 142.0 136.4 130.8 129.4 128.0 121.0 131.1 Advisor and dealer fees 112.8 110.9 99.3 101.5 87.0 60.3 53.6 52.5 Deferred sales commissions paid 1.1 1.4 1.3 1.9 1.4 1.4 1.4 3.2 Interest and lease finance 32.5 31.6 24.2 21.3 17.8 17.3 15.8 14.6 Amortization and depreciation 29.1 26.8 21.4 19.6 13.9 11.0 10.0 8.6 Other expenses 65.9 73.7 47.6 62.9 59.9 6.4 4.0 11.0 Total expenses 587.8 578.9 495.9 478.3 426.1 333.2 314.8 335.9 Income before income taxes 175.1 82.4 166.6 162.1 142.2 176.3 160.8 163.4 Income taxes 51.3 37.0 48.2 37.4 36.6 46.1 41.1 43.5 Non-controlling interest — 1.6 0.8 0.6 0.6 (0.4) (0.4) (0.3) Net income attributable to shareholders 123.7 43.8 117.6 124.2 105.0 130.6 120.2 120.2 Earnings per share 0.63 0.22 0.58 0.60 0.50 0.62 0.56 0.55 Diluted earnings per share 0.62 0.22 0.57 0.59 0.50 0.61 0.55 0.54 Dividends paid per share 0.18 0.18 0.18 0.18 0.18 0.18 0.18 0.18 Year Ended December 31, 2021 For the year ended December 31, 2021, CI reported net income attributable to shareholders of $409.3 million ($2.03 per share) versus $476.0 million ($2.22 per share) for the year ended December 31, 2020 as seen in Table 13 above. Effective January 1, 2021, CI amended the definitions of adjusted net income and adjusted earnings per share to present its underlying operating performance excluding certain impacts of acquisitions. Including the adjustments presented in Table 1, CI’s adjusted net income attributable to shareholders was $634.8 million ($3.15 per share) for 2021 and $528.7 million ($2.47 per share) for 2020. The year-over-year increase was mainly due to an increase in client-based revenue from the wealth management segment driven by acquisitions over the year, and also from higher management fee revenue in the asset management segment, more than offsetting the increase in SG&A. CI’s total revenue was $2,727.0 in 2021, an increase of 32.8% when compared to total revenue of $2,052.8 million in 2020. Total revenue included realized and unrealized gains on investments of $19.2 million in 2021 and $6.9 million in 2020. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 19 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p54 (May 4, 2022 22:57:08) DT

Revenue in 2021 also included $19.1 million of income, representing CI’s share of an investment by a subsidiary, compared with $2.1 million in 2020. As presented in Table 3, adjusted revenue was $2,669.8 million in 2021, an increase from $2,027.3 million in 2020. The year- over-year increase was mainly a result of acquisitions made during the year and higher asset-based revenue resulting from higher average AUM. For the year ended December 31, 2021, SG&A expenses were $702.3 million, up 56.3% from $449.4 million for the year ended 2020. The year-over-year increase in SG&A from the prior year was primarily related to acquisitions made during the year and higher variable SG&A resulting from higher average AUM. During 2021, CI paid $5.7 million in deferred sales commissions, compared with $7.5 million in 2020. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade. Interest expense of $109.7 million was recorded for the year ended December 31, 2021 compared with $65.4 million for the year ended December 31, 2020. The change in interest expense reflects the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section. For 2021, CI recorded $173.8 million in income tax expense for an effective tax rate of 29.6%, compared to $167.2 million, or 26.0%, in 2020. The effective tax rate for 2021 differed from 2020 due to a nondeductible expense related to the change in fair value of acquisition liabilities. CI’s effective tax rate on adjusted net income was 26.6% for 2021. CI’s effective tax rate may differ from its statutory tax rate, which is currently 26.5%, as a result of some expenses being nondeductible or partially deductible, or some revenue items not being fully taxable. Quarter Ended December 31, 2021 For the quarter ended December 31, 2021, CI reported net income attributable to shareholders of $123.7 million ($0.63 per share) up from $105.0 million ($0.50 per share) for the quarter ended December 31, 2020 and up from $43.8 million ($0.22 per share) for the quarter ended September 30, 2021 as seen in Table 14 above. Including the adjustments presented in Table 1, adjusted net income attributable to shareholders was $171.0 million ($0.87 per share) for the quarter ended December 31, 2021, up from $148.7 million ($0.71 per share) for the quarter ended December 31, 2020 and up from $159.2 million ($0.80 per share) for the quarter ended September 30, 2021. The increase from both comparable periods was mainly due to an increase in client-based revenue from the wealth management segment driven by acquisitions over the year, and also from higher management fee revenue in the asset management segment, more than offsetting the increase in SG&A. CI’s total revenue was $762.9 million in the fourth quarter of 2021, an increase of 34.2% when compared to total revenue of $568.3 million in the same period in 2020. On a consecutive quarter basis, total revenue increased 15.4% from $661.3 million. Total revenue included realized and unrealized gains on investments of $12.0 million in the fourth quarter of 2021, compared with gains on investments of $9.6 million in the same period in 2020, and losses on investments of $0.9 million in the prior quarter. Revenue in the fourth quarter of 2021 also included $3.4 million of income, representing CI’s share of an investment by a subsidiary, compared with $0.1 million in the same quarter of 2020 and $(2.4) million in the prior quarter. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 20 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p55 (May 4, 2022 22:57:09) DT

As presented in Table 3, adjusted revenue was $737.0 million in the fourth quarter of 2021, an increase from $554.1 million in the same period in 2020, and an increase from $692.1 million in the prior quarter. The increase from the prior year was mainly a result of acquisitions made during the year and higher asset-based revenue resulting from higher average AUM. The increase from the prior quarter was primarily due to acquisitions, the inclusion of Radnor for a full quarter, and the acquisitions of Portola, BRR, McCutchen, and Matrix. In addition, CI saw higher asset-based revenue from higher average assets. For the quarter ended December 31, 2021, SG&A expenses were $203.9 million, up 74.8% from $116.7 million in the same quarter of 2020 and up from $192.5 million in the prior quarter. The increase in SG&A from the prior year was primarily related to acquisitions made during the year and higher variable SG&A resulting from higher average AUM. The increase from the prior quarter was due to the effect of acquisitions, as described above. In the fourth quarter of 2021, CI paid $1.1 million in deferred sales commissions, compared with $1.4 million in the same quarter of 2020 and $1.4 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade. Interest expense of $32.5 million was recorded for the quarter ended December 31, 2021 compared with $17.8 million for the quarter ended December 31, 2020 and $31.6 million for the quarter ended September 30, 2021. The change in interest expense reflects the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section. For the fourth quarter of 2021, CI recorded $51.3 million in income tax expense for an effective tax rate of 29.3% compared to $36.6 million, or 25.7%, in the fourth quarter of 2020, and $37.0 million, or 44.9%, in the prior quarter. The effective tax rate for the current quarter was higher than the same quarter in 2020 due to the tax effect of translation-related foreign exchange losses and lower than the prior quarter due to nondeductible expenses related to the change in fair value of acquisition liabilities. CI’s effective tax rate on adjusted net income was 26.8% for the current quarter. CI’s effective tax rate may differ from its statutory tax rate, which is currently 26.5%, as a result of some expenses being nondeductible or partially deductible, or some revenue items not being fully taxable. ASSET MANAGEMENT SEGMENT The Asset Management segment operating results are presented in Table 15. This segment excludes U.S. assets under management, as the related revenues are part of a holistic fee charged to clients for providing wealth management services. Accordingly, the key performance indicator for the asset management segment is the level of core AUM. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 21 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p56 (May 4, 2022 22:57:09) DT

TABLE 15: RESULTS OF OPERATIONS - ASSET MANAGEMENT SEGMENT [millions of dollars] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Dec. 31, 2020 Year ended Dec. 31, 2021 Year ended Dec. 31, 2020 Management fees 469.6 465.6 419.6 1,810.0 1,650.1 Other revenue 20.5 (26.4) 0.8 26.9 (2.2) Total revenue 490.1 439.2 420.5 1,836.9 1,647.8 Selling, general and administrative 95.9 98.2 82.5 376.7 325.2 Trailer fees 151.4 150.9 137.2 586.2 538.4 Deferred sales commissions paid 1.2 1.5 1.5 6.1 8.0 Amortization and depreciation 6.1 6.1 6.7 25.4 24.7 Other expenses 26.9 5.9 52.7 90.6 69.2 Total expenses 281.4 262.5 280.5 1,085.0 965.5 Non-controlling interest 0.2 0.5 0.4 1.0 0.9 Income before taxes and non-segmented items 208.4 176.1 139.5 750.9 681.4 Adjustments (See table 5) 9.8 22.0 64.8 71.9 68.7 Adjusted income before taxes and non-segmented items 218.3 198.1 204.2 822.8 750.1 Year Ended December 31, 2021 Income before taxes and non-segmented items for the segment was $750.9 million for the year ended December 31, 2021, up 10.2% from $681.4 million for the year ended December 31, 2020. Excluding the adjustments discussed in the “Non-IFRS Measures” section and as set out in Table 5, income before taxes and non-segmented items was $822.8 million for 2021, compared to $750.1 million for 2020. Revenues Revenues from management fees were $1,810.0 million for the year ended December 31, 2021, an increase of 9.7% from $1,650.1 million for the year ended December 31, 2020. Net of inter-segment amounts, management fees were $1,792.1 million for 2021, versus $1,635.8 million for 2020. The year-over-year increase in management fees was due to increases in core average AUM. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of average core AUM were 0.883%, down from 0.889% for 2020. For the twelve months ended December 31, 2021, other revenue was $26.9 million versus $(2.2) million for the twelve months ended December 31, 2020. Other revenue included $11.0 million of foreign exchange losses and a write-up on assets and investments of $16.8 million in 2021 compared with $8.4 million of foreign exchange losses and a write-down on assets and investments of $1.8 million in 2020. Other revenue in 2021 also included $19.1 million of income, representing CI’s share of an investment by a subsidiary, compared with $2.1 million in 2020 and a $1.4 million gain on an equity investment compared with nil in the prior year. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 22 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p57 (May 4, 2022 22:57:10) DT

Expenses SG&A expenses for the Asset Management segment were $376.7 million for 2021, compared with $325.2 million for 2020. The increase from last year was primarily due to changes in expenses that vary with AUM, including portfolio management and regulatory expenses, as well as increases in compensation and discretionary spend to help modernize the asset management business. As a percentage of average core AUM, SG&A expenses were 0.273% for the year ended December 31, 2021, up from 0.262% for the year ended December 31, 2020. Trailer fees were $586.2 million for the twelve months ended December 31, 2021, up from $538.4 million for the twelve months ended December 31, 2020. Net of inter-segment amounts, this expense was $551.7 million for 2021 versus $509.4 million for 2020. The year-over-year increase related to the change in average AUM. In 2021, before inter-segment eliminations, CI paid $6.1 million in deferred sales commissions, compared with $8.0 million in 2020. Consistent with the industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade. Other expenses for the year ended December 31, 2021 were $90.6 million, compared to $69.2 million for the year ended December 31, 2020. Other expenses in 2021 included $25.6 million of legal and restructuring charges and a $26.2 million non-cash charge on the change in fair value of acquisition liabilities. In 2020, there were $54.6 million of legal and restructuring charges and no change in fair value of acquisition liabilities. Other expenses in 2021 also included bond redemption costs of $24.9 million, compared to $1.9 million in 2020. Quarter Ended December 31, 2021 Income before taxes and non-segmented items for the segment was $208.4 million for the quarter ended December 31, 2021, up 49.4% from $139.5 million in the same period in 2020 and up 18.3% from $176.1 million in the previous quarter. Excluding the adjustments discussed in the “Non-IFRS Measures” section and as set out in Table 5, income before taxes and non- segmented items was $218.3 million for the fourth quarter of 2021, compared to $204.2 million for the fourth quarter of 2020 and $198.1 million for the prior quarter. Revenues Revenues from management fees were $469.6 million for the quarter ended December 31, 2021, an increase of 11.9% from $419.6 million for the quarter ended December 31, 2020 and an increase of 0.9% from $465.6 million for the quarter ended September 30, 2021. Net of inter-segment amounts, management fees were $464.9 million for the fourth quarter of 2021, versus $415.9 million for the fourth quarter of 2020, and $460.9 million for the third quarter of 2021. The increase in management fees from prior periods was due to increases in core average AUM. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of core average AUM were 0.879%, down from 0.886% for the fourth quarter of last year and from 0.881% in the prior quarter. For the quarter ended December 31, 2021, other revenue was $20.5 million versus $0.8 million for the quarter ended December 31, 2020 and $(26.4) million for the quarter ended September 30, 2021. Other revenue included $1.4 million of foreign exchange losses in the fourth quarter of 2021. This compares with $13.0 million of foreign exchange losses in the | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 23 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p58 (May 4, 2022 22:57:11) DT

same period in 2020, and $19.0 million of foreign exchange losses in the prior quarter. Other revenue in the fourth quarter of 2021 also included $3.4 million of income, representing CI’s share of an investment by a subsidiary, compared with $0.1 million in the same quarter of 2020 and $(2.4) million in the prior quarter and a write-up on assets and investments of $16.8 million in the fourth quarter of 2021 compared with $1.8 million in the same quarter of 2020 and nil in the prior quarter. Expenses SG&A expenses for the Asset Management segment were $95.9 million for the quarter ended December 31, 2021, compared with $82.5 million for the fourth quarter in 2020 and $98.2 million for the prior quarter. Changes from the fourth quarter of 2020 are primarily due to changes in expenses that vary with AUM, including portfolio management and regulatory expenses, as well as increases in compensation and discretionary spend to help modernize the asset management business. As a percentage of core average AUM, SG&A expenses were 0.266% for the quarter ended December 31, 2021, compared to 0.260% for the quarter ended December 31, 2020 and 0.276% for the quarter ended September 30, 2021. Trailer fees were $151.4 million for the quarter ended December 31, 2021, up 10.3% from $137.2 million for the quarter ended December 31, 2020 and up 0.3% from $150.9 million for the quarter ended September 30, 2021. Net of inter-segment amounts, this expense was $142.5 million for the quarter ended December 31, 2021 versus $129.4 million for the fourth quarter of 2020 and $142.0 million for the third quarter of 2021. Changes from the prior periods are due to changes in core average AUM. In the fourth quarter of 2021, CI paid $1.2 million in deferred sales commissions, compared with $1.5 million in the same quarter of 2020 and $1.5 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade. Other expenses for the quarter ended December 31, 2021 were $26.9 million, compared to $52.7 million for the quarter ended December 31, 2020 and $5.9 million for the quarter ended September 30, 2021. Other expenses in the fourth quarter of 2021 included $10.4 million of legal and restructuring charges and a $14.2 million non-cash charge on the change in fair value of acquisition liabilities. There were $47.5 million of legal and restructuring charges and no change in fair value of acquisition liabilities for the quarter ended December 31, 2020, and $0.4 million of legal and restructuring charges and a $1.9 million non-cash charge on the change in fair value of acquisition liabilities in the prior quarter. On a trailing 12-month basis, CI’s asset management margin was 46.5%, down from 47.2% for the same period last year. The asset management margin for the fourth quarter of 2021 was 47.1% compared to 47.3% in the fourth quarter of 2020 and 46.2% in the prior quarter. CI’s current quarter SG&A efficiency margin was 69.7%, down from 70.6% in the fourth quarter of last year and up from 68.6% in the prior quarter. The calculations and definitions of asset management margin and SG&A efficiency margin can be found in the “Non-IFRS Measures” section. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 24 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p59 (May 4, 2022 22:57:11) DT

U.S. WEALTH MANAGEMENT STRATEGY In 2019, we announced a new strategic direction for the company that included expanding our existing wealth management platform. As part of this strategy, we began to acquire wealth managers, in particular Registered Investment Advisor firms (“RIAs”), with the goal of building the leading wealth management platform in the U.S. RIAs provide clients with fee-based advice on a variety of financial matters including retirement planning, insurance, taxes, and estate planning and may also provide complementary services such as bill payment and tax preparation. The RIA operating model is different from most wealth management businesses in Canada and the U.S. This is largely because they operate under a ‘fiduciary’ standard of care with respect to their clients, rather than a ‘suitable’ standard of care, and are less tied to related asset management businesses. Owners of wealth management businesses in Canada typically also own asset management businesses. They pay their wealth management advisors most of the fees and commissions charged to clients while retaining the fees earned on asset management products sold through the advisors. As a result, U.S. RIA businesses have evolved to be more profitable than traditional Canadian wealth management businesses. Fees generated by our Canadian wealth management business, with its mass affluent market concentration, typically average 0.90% to 1.00% of assets under management. Pre-tax margins (excluding management fees earned on our asset management products that are sold in this channel) are in the low single digits. Fees generated by our U.S. RIA wealth management business, with its high net worth and ultra-high net worth concentration, typically average 0.50% and 0.60% of assets under management. Pre-tax margins on our U.S. RIA business are about 40%. In the U.S. there is an increasing trend of financial advisors and clients moving to RIAs because of the fiduciary standard of care under which they operate. We believe the role of the financial advisor is more important now than ever. As the financial needs of consumers become increasingly complex and digital, our breadth and capabilities in the RIA space will increasingly position us to be a leader in the U.S. wealth management space. Our approach is to acquire leading RIAs that focus on high net worth and ultra-high net worth clients, have strong organic growth profiles, and share a culture and vision aligned with ours. We typically source acquisitions through inbound inquiries from investment bankers advising RIAs on a sale or through referrals from our existing RIA leadership team. We generally look to acquire RIAs with AUM greater than $1 billion, have an average client AUM greater than $1 million, generate organic growth greater than 5%, and have operating margins greater than 30%. While these are guidelines we look for, there may be other strategic reasons we may want to acquire an RIA such as for their geographic location, type of client base (for example technology entrepreneurs or professional athletes), or types of services offered (for example family office services or tax preparation). Also important is to determine there is cultural fit and alignment with our vision which we determine through management meetings and due diligence with the leadership team and key personnel from the selling RIAs. We acquired or became a significant owner of 10 RIAs in 2020 and 14 RIAs in 2021. We have paid upfront consideration in the range of $10 million to greater than $200 million for our RIA acquisitions. Table 16 illustrates the actual 2020 revenue and pre-tax income for our 2020 acquisitions included in our 2020 results and actual 2021 revenue and pre-tax income for our 2021 acquisitions included in our 2021 results, for our U.S. RIA acquisitions. Revenues, expenses and pre-tax income are only included for the portion of the year we owned the business. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 25 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p60 (May 4, 2022 22:57:12) DT

TABLE 16: US WEALTH MANAGEMENT ACQUISITIONS 2021 Acquisitions 2020 Acquisitions [millions of dollars] For the year ended Dec. 31, 2021 For the year ended Dec. 31, 2020 # of RIAs 14 10 Assets under management 136,986 25,663 Total revenues 163.4 33.2 Total expenses 128.7 30.2 Pre-tax income 34.7 3.0 When we acquire an RIA, we pay an amount upfront on closing and a guaranteed, predetermined amount which is typically deferred for 90 to 270 days from closing (deferred consideration). In some cases, we may also structure an earnout payment (contingent consideration). These earnouts are not guaranteed and are only paid if the acquired RIA exceeds certain predefined performance metrics such as revenues or profitability such that there was a significant improvement in the businesses financial performance as compared to its historical results, therefore improving the economic contribution to our results over the long term. The earnouts are measured and paid over a 18 to 36 month period. In addition, in certain cases we have granted put options to allow the RIA owners to exchange their remaining equity stake in their firms or invest proceeds from their sale for an interest in one of our subsidiaries. Consideration is paid in cash, equity of CI Financial Corp., an interest in one of our subsidiaries, or some combination. As of December 31, 2021, amounts payable under these arrangements (as described in Note 7, Provisions and Other Financial Liabilities in our consolidated financial statements for the period ended December 31, 2021) are presented in table 17. TABLE 17: ACQUISITION RELATED LIABILITIES [millions of dollars] For the year ended Dec. 31, 2021 Deferred consideration 136.1 Fair value of contingent consideration 345.1 Fair value of put arrangements 374.4 Total 855.6 For three of the contingent consideration arrangements with a liability fair value recorded as of December 31, 2021 of $69.5 million, there was no maximum payout stipulated in the respective purchase agreements. For the remaining contingent consideration arrangements with a liability fair value recorded as of December 31, 2021 of $275.6, the total maximum potential payout stipulated in the respective purchase agreements was $711.1. Approximately $374.4 million of the put arrangements were satisfied with the issuance of a redeemable interest in CI Private Wealth in January 2022. We expect to generate cost synergies from bringing together the RIAs under a common platform. Such synergies identified include referring clients amongst RIAs and cross border between the U.S. and Canada; cost synergies through rationalization of duplicated functions; and scale efficiencies in things such as supply contract negotiation as the RIAs become part of the much larger collective of CI Financial. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 26 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p61 (May 4, 2022 22:57:12) DT

On January 1, 2022, the Company established a new entity in the U.S. to consolidate its U.S. wealth management acquisitions, CI Private Wealth LLC. This new entity will operate as a partnership where CI will be the majority owner with the minority owners being the senior leaders and financial advisors from its wealth management acquisitions. The Company acquired the remaining stakes in the wealth management businesses it did not fully own on January 1, 2022 in exchange for a redeemable interest in the new entity. In addition, during 2021, we made strategic investments in GLASfunds, a turnkey alternative investment platform and alternative asset management firm based in the U.S. We also made a strategic investment in Columbia Pacific Advisors, an alternative asset management firm that manages with a broad selection of institutional-caliber real estate private equity, direct lending, opportunistic and hedged strategies. These strategic investments will strengthen our relationship with these firms, while providing our U.S. wealth management clients with enhanced access to alternative asset classes through a best- in-class platform and products. WEALTH MANAGEMENT SEGMENT The Wealth Management segment operating results are presented in Table 18. The results include revenue and expenses derived from the management of investment products for clients, as part of the holistic services provided by wealth management firms, where applicable. TABLE 18: RESULTS OF OPERATIONS - WEALTH MANAGEMENT SEGMENT [millions of dollars] Quarter ended Dec. 31, 2021 Quarter ended Sep. 30, 2021 Quarter ended Dec. 31, 2020 Year ended Dec. 31, 2021 Year ended Dec. 31, 2020 Administration fees 308.0 292.2 167.9 1,052.8 530.1 Other revenue 19.0 (16.2) 26.0 45.3 54.8 Total revenue 327.0 276.0 194.0 1,098.2 584.9 Selling, general and administrative 112.8 99.1 38.0 344.0 138.8 Advisor and dealer fees 153.1 151.0 121.4 579.2 389.3 Amortization and depreciation 23.0 20.7 7.2 71.4 18.8 Other expenses 39.0 67.9 7.3 159.5 12.2 Total expenses 328.1 338.6 173.9 1,154.2 559.0 Non-controlling interest 0.9 1.5 0.4 3.6 0.1 Income before taxes and non-segmented items (1.9) (64.1) 19.7 (59.6) 25.8 Adjustments (See table 6) 48.5 114.6 (6.0) 211.2 0.1 Adjusted income before taxes and non-segmented items 46.6 50.4 13.7 151.6 25.9 | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 27 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p62 (May 4, 2022 22:57:13) DT

Year Ended December 31, 2021 The Wealth Management segment had income before taxes and non-segmented items of $(59.6) million for the year ended December 31, 2021, compared to $25.8 million for the year ended December 31, 2020. Excluding the adjustments discussed in the “Non-IFRS Measures” section and as set out in Table 6, income before taxes and non-segmented items was $151.6 million for the year ended December 31, 2021, compared to $25.9 million for the year ended December 31, 2020. The year- over-year changes are mainly a result of acquisitions made during the year, and discussed in greater detail below. Revenues Administration fees were $1,052.8 million for 2021, an increase of 98.6% from $530.1 million for 2020. The increase in administration fees from last year related to higher average wealth management assets resulting from acquisitions made during the year. Net of inter-segment amounts, administration fee revenue was $862.6 million for the year ended December 31, 2021, up from $364.4 million for the year ended December 31, 2020. For the year ended December 31, 2021, other revenue was $45.3 million, down from $54.8 million for the year ended December 31, 2020. Other revenue is derived mainly from non-advisor associated activities, and included foreign exchange losses of $7.8 million in 2021, compared with gains of $15.8 million in 2020 . Expenses Advisor and dealer fees were $579.2 million for 2021 compared to $389.3 million for 2020. Net of inter-segment amounts, advisor and dealer fees were $424.5 million, up from $253.4 million for the prior year. The increase from the prior year is mainly related to acquisitions made during the year and is consistent with changes in client asset levels and associated administration fee revenues. As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 7, dealer gross margin was $473.6 million or 45.0% of administration fee revenue for the year ended December 31, 2021 compared to $140.8 million or 26.6% for the year ended December 31, 2020. The increase in dealer gross margin as a percentage of administration fee revenue year-over-year reflects the different business model of U.S. domiciled wealth management businesses that were acquired as compared to Canadian wealth management businesses. SG&A expenses for the segment were $344.0 million for the twelve months ended December 31, 2021 compared to $138.8 million for the twelve months ended December 31, 2020. Net of inter-segment amounts, SG&A was $325.6 for the year ended December 31, 2021 compared to $124.2 million for the year ended December 31, 2020. The increase in SG&A was attributable to acquisitions made in the Wealth Management segment during the year. Other expenses were $159.5 million for 2021, up from $12.2 million for 2020. Other expenses included a $123.7 million non- cash charge on the change in fair value of acquisition liabilities in 2021, compared to nil in 2020. Depreciation and amortization expenses were $71.4 million for the year ended December 31, 2021, up from $18.8 million for the year ended December 31, 2020 . The increase from last year was related to the depreciation of right-of-use assets and amortization of intangibles due to the acquisitions made in the segment. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 28 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p63 (May 4, 2022 22:57:14) DT

Quarter Ended December 31, 2021 The Wealth Management segment had income before taxes and non-segmented items of $(1.9) million for the quarter ended December 31, 2021, compared to $19.7 million for the fourth quarter of 2020 and $(64.1) million for the prior quarter. Excluding the adjustments discussed in the “Non-IFRS Measures” section and as set out in Table 6, income before taxes and non-segmented items was $46.6 million for the quarter ended December 31, 2021, compared to $13.7 million for the fourth quarter of 2020 and $50.4 million for the prior quarter. The changes from prior periods are mainly a result of acquisitions made during the year, and discussed in greater detail below. Revenues Administration fees were $308.0 million for the quarter ended December 31, 2021, an increase of 83.4% from $167.9 million for the same period a year ago and an increase of 5.4% from $292.2 million for the prior quarter. The increase from the prior year primarily related to higher average wealth management assets resulting from acquisitions made during the year. The increase from the prior quarter was primarily related to higher average wealth management assets resulting from the inclusion of Radnor for a full quarter, and the acquisitions of Portola, BRR, McCutchen, and Matrix, offset by year-end compensation accrual adjustments. Net of inter-segment amounts, administration fee revenue was $258.5 million for the quarter ended December 31, 2021, up from $125.6 million for the quarter ended December 31, 2020 and up from $243.0 million for the quarter ended September 30, 2021. For the quarter ended December 31, 2021, other revenue was $19.0 million, down from $26.0 million for the quarter ended December 31, 2020 and up from $(16.2) million for the prior quarter. Other revenue is derived mainly from non-advisor associated activities, and included foreign exchange gains of $4.5 million in the fourth quarter of 2021, compared to gains of $15.2 million in the fourth quarter of 2020, and losses of $31.2 million in the prior quarter. Expenses Advisor and dealer fees were $153.1 million for the quarter ended December 31, 2021 compared to $121.4 million for the fourth quarter of 2020 and $151.0 million for the quarter ended September 30, 2021. Net of inter-segment amounts, advisor and dealer fees were $112.8 million, up from $87.0 million for the same quarter last year and $110.9 million for the prior quarter. The increases from prior periods were mainly a result of acquisitions, and were consistent with changes in client asset levels and associated administration fee revenues. As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 7, dealer gross margin was $154.8 million or 50.3% of administration fee revenue for the quarter ended December 31, 2021 compared to $46.5 million or 27.7% for the fourth quarter of 2020 and $141.2 million or 48.3% for the previous quarter. The increase in dealer gross margin as a percentage of administration fee revenue from prior periods reflects the different business model of U.S. domiciled wealth management businesses that were acquired as compared to Canadian wealth management businesses. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 29 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p64 (May 4, 2022 22:57:14) DT

SG&A expenses for the segment were $112.8 million for the quarter ended December 31, 2021 compared to $38.0 million in the fourth quarter of 2020 and $99.1 million in the third quarter of 2021. Net of inter-segment amounts, SG&A was $108.0 million for the fourth quarter of 2021, compared with $34.1 million for the fourth quarter of 2020 and $94.3 million for the third quarter of 2021. The increase in SG&A from both comparable periods was mainly attributable to acquisitions made during the year. Other expenses were $39.0 million for the quarter ended December 31, 2021, up from $7.3 million in the same quarter of 2020 and down from $67.9 million in the third quarter of 2021. Other expenses included a $29.7 million non-cash charge on the change in fair value of acquisition liabilities in the fourth quarter of 2021, compared to nil in the same quarter of 2020 and a non-cash charge of $59.5 million in the prior quarter. Depreciation and amortization expenses were $23.0 million for the quarter ended December 31, 2021, up from $7.2 million for the quarter ended December 31, 2020 and up from $20.7 million for the prior quarter. The increase from both prior periods was related to the depreciation of right-of-use assets and amortization of intangibles due to the acquisitions made in the segment. LIQUIDITY AND CAPITAL RESOURCES CI generated $687.7 million of free cash flow in 2021, compared to $563.8 million for the same period in 2020. CI primarily uses cash flow to fund capital expenditures, fund acquisitions, pay down debt, pay dividends on its shares, and repurchase shares through its normal course issuer bid. At current levels of cash flow and anticipated dividend payout rates, CI expects to meet its obligations and support planned business operations. CI’s cash flows may fluctuate, primarily in the first quarter, as a result of the balance of cash income taxes and incentive compensation related to the prior year being paid at the end of February. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 30 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p65 (May 4, 2022 22:57:15) DT

TABLE 19: SUMMARY OF CASH FLOWS Twelve months ended Twelve months ended [millions of dollars] December 31, 2021 December 31, 2020 Cash provided by operating activities 666.0 542.0 Net change in operating assets and liabilities (15.8) (18.6) Operating cash flow 650.2 523.4 Adjustments: FX (gains) and losses 18.8 (7.5) Write-down on investments 7.1 1.8 Legal and restructuring charges 35.9 60.6 Total adjustments 61.8 54.9 Tax effect (recovery) of adjustments (18.1) (12.8) Less: Non-controlling interest 6.2 1.7 Free cash flow 687.7 563.8 Less: Investments in marketable securities, net of marketable securities sold (10.3) (6.0) Capital expenditures 7.8 12.0 Share repurchases, net of shares issued 364.3 257.9 Dividends paid 146.4 155.3 (Increase) / decrease in debt (1,013.6) (846.0) Acquisitions, net of cash acquired 934.6 527.3 Working capital and other items 511.3 98.0 940.5 198.5 Net change in cash (252.8) 365.2 Cash at January 1 483.6 118.4 Cash at December 31 230.8 483.6 During 2021, CI invested $5.1 million in marketable securities and received $15.4 million in proceeds from the disposition of marketable securities. Excluding CI Investment Services’ securities owned, at market, the fair value of CI’s investments as of December 31, 2021 was $116.9 million. This was comprised of seed capital investments in CI funds and strategic investments. During the year ended December 31, 2021, CI invested $7.8 million in capital assets, down from $12.0 million in the year ended December 31, 2020. These investments related primarily to leasehold improvements and technology. During the year ended December 31, 2021, CI repurchased 17.5 million shares under its normal course issuer bid at a total cost of $365.8 million, or $20.89 per share. CI had 197,422,270 shares outstanding at the end of December, which differs from CI’s TSX-listed shares outstanding of 198,876,826 by the amount of restricted employee shares held in trust. CI paid dividends of $146.4 million during the year ended December 31, 2021. The Board of Directors declared a quarterly dividend of $0.18 per share, payable on July 15, 2022, to shareholders of record on June 30, 2022. All dividends are designated as eligible dividends unless indicated otherwise, as required under the Income Tax Act (Canada). | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 31 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p66 (May 4, 2022 22:57:16) DT

The statement of financial position for CI at December 31, 2021 reflected total assets of $8.7 billion, an increase of $2.3 billion from $6.4 billion at December 31, 2020. This change was primarily due to acquisitions made during the year. CI’s cash and cash equivalents decreased by $252.8 million in 2021 to $230.8 million, mainly due to debt repayment, as described in greater detail below. Accounts receivable and prepaid expenses increased by $32.1 million to $273.0 million as of December 31, 2021. Capital assets increased by $5.6 million during the twelve months ended December 31, 2021, as a result of $7.8 million in capital additions and $11.1 million of acquired assets less $13.2 million in amortization and $0.2 million of retired assets. Total liabilities increased by $2.3 billion during 2021 to $7.0 billion at December 31, 2021. The main contributors to the change in liabilities were an increase in debt and an increase in acquisition related liabilities. At December 31, 2021, CI had $3,354.1 million in outstanding debentures with a weighted average interest rate of 3.63%, a weighted average maturity of 14.4 years, and a carrying value of $3,331.6 million. In January, CI raised US$260 million by re- opening the December 2020 debenture issuance. In June, CI issued US$900 million of debentures with a 30-year maturity and announced its intention to use part of the proceeds towards the repayment of outstanding indebtedness on its credit facility. CI also completed the early redemption of $200 million of debentures maturing in November 2021 and $325 million of debentures maturing in July 2023 in the first quarter of 2021. On December 31, 2021, CI had drawn $297.5 million against its $700 million credit facility. Principal repayments on any drawn amounts are only required at the maturity of the facility, which is May 27, 2024. Net debt, as discussed in the “Non-IFRS Measures” section and as set out in Table 4, was $3,453.4 million at December 31, 2021, up from $1,872.4 million at December 31, 2020. The average gross debt level for the year ended December 31, 2021 was $2,975.0 million, compared to $1,881.7 million last year. CI’s ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA were 3.4 to 1 and 3.1 to 1, respectively, using current quarter adjusted EBITDA annualized. CI was within its financial covenants with respect to its credit facility. Shareholders’ equity was $1.6 billion at December 31, 2021, a increase of $6.1 million from December 31, 2020. RISK MANAGEMENT CI is exposed to a number of risks that are inherent in the asset and wealth management business. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting company and client assets. It is an ongoing process involving the Board of Directors and the Company’s Risk Management Committee, comprising senior executives from CI’s business and operating units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 32 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p67 (May 4, 2022 22:57:16) DT

The Risk Management Committee monitors, evaluates and manages risk to provide reasonable assurance to the Board that CI’s business strategies and activities are within accepted risk tolerances. Risk updates are regularly provided to the Audit and Risk Committee of CI’s Board. CI has developed an enterprise-wide approach to identifying, measuring, monitoring and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative analysis to assess the likelihood and impact of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize, transfer or avoid negative consequences. These risk mitigation processes are implemented and monitored with each business unit. The risks described below are not the only risks facing CI. The risks set out below are risks and uncertainties that the Risk Management Committee currently believe could materially affect CI’s future financial performance. The reader should carefully consider the risks described below, and the other information contained in this MD&A, including under the heading “Forward-Looking Statements” before making an investment decision. MARKET RISK Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, equity and commodity prices, and foreign exchange rates. A description of each component of market risk is described below: CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance of CI’s investment funds and may adversely affect CI’s assets under management and wealth management assets. This may reduce management fees and administration fees, which would reduce cash flow to CI and ultimately impact CI’s ability to meet its financial obligations. At December 31, 2021, approximately 30% of CI’s core assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI’s fund managers invest in a well-diversified portfolio of securities across issuers, durations and maturities, which reduces risk. CI estimates that a 100 basis point change in interest rates across the yield curve would cause a change of approximately $45 million to $55 million in annual pre-tax earnings. About 70% of CI’s core assets under management were held in equity securities at December 31, 2021, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of their expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the value of equities would cause a change of approximately $70 million to $80 million in annual pre-tax earnings. At December 31, 2021, about 38% of CI’s core assets under management were based in Canadian currency. While CI’s concentration in Canadian currency assets reduces its exposure to foreign exchange risk, approximately 47% of CI’s core assets under management were based in U.S. currency. Any change in the value of the Canadian dollar relative to U.S. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 33 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p68 (May 4, 2022 22:57:17) DT

currency will cause fluctuations in CI’s assets under management. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of approximately $30 million to $40 million in annual pre-tax earnings. While portfolio managers may employ currency hedging strategies to mitigate the impact of currency fluctuations, there can be no assurance that such strategies, if employed, will be successful. The exposures and sensitivities noted above do not account for any such currency hedging strategies. In addition, CI has certain debt obligations that are denominated in U.S. dollars. At December 31, 2021, CI had par value US$1.9 billion of debentures outstanding. Any change in the value of the Canadian dollar relative to the U.S. dollar will impact the translation of this obligation into Canadian dollars and the gain or loss would be reflected in CI’s income. CI estimates that a 100 basis point change in Canadian/U.S. exchange rates would cause a change of approximately $18.6 million in annual pre-tax earnings related to the currency translation of these debentures. CI has operations in the United States, where the U.S. dollar is the functional currency. Changes in the value of the Canadian dollar relative to the U.S. dollar would impact the translation of net income from CI’s U.S. operations into Canadian dollars. CI estimates that a 100 basis point change in Canadian/U.S. exchange rates would cause a change of approximately $0.9 million in annual pre-tax earnings. There are risks and limitations with relying on models and it is possible that actual results may differ from those presented above. CI has a control environment that ensures market risks are reviewed regularly. CI’s compliance group reviews and monitors CI’s fund and portfolio investments for compliance with investment policies and regulations. CI also reviews investment processes, portfolio positioning and attribution of results of its investment teams on a regular basis. POLITICAL AND MACRO-ECONOMIC RISK CI’s performance is directly affected by the performance of the financial markets which may be influenced by various political, demographic and macro-economic conditions or events, including any political change, change in government policy, conflicts, pandemic and uncertainty, globally. These changes may cause significant volatility and decline in the global economy or specific international, regional and domestic financial markets which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance, which could negatively impact CI’s business and impede the growth of CI’s assets under management and revenue. REDEMPTION RISK CI earns revenue primarily from management fees earned for advising and managing investment fund assets. The level of these assets is dependent on (i) sales; (ii) redemptions; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment preference, or other factors. Significant redemptions could adversely affect investor fund returns by impacting market values and increasing transaction costs or taxable distributions, which could negatively impact the prospects and operating results of CI. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 34 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p69 (May 4, 2022 22:57:17) DT

A rapid and sustained increase in redemptions, particularly in the face of severe market volatility, may also adversely affect fund liquidity, which in turn could negatively affect CI’s reputation and/or result in further declines in assets under management, all of which could have an unfavourable impact on our business, financial condition or operating results. INFORMATION TECHNOLOGY RISK CI uses information technology and the internet to streamline business operations and to improve the client and advisor experience. CI has, more recently, been expanding its online footprint by automating its product and service delivery systems and acquiring digital platforms. The use of information technology and the internet, email messaging and other online capabilities, however, exposes CI to information security risk that could have an adverse impact on its business. CI is dependent on its information security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that it stores on or transmits through its information technology systems. The COVID-19 pandemic has required businesses to operate extensively with remote work arrangements resulting in an increase in their exposure to information technology and cyber risks. The increased dependence on and the use of online platforms, network infrastructure, remote connectivity and third-party services may lead to an increase in the incidence of cyber attacks, malicious activity including phishing emails, malware-embedded apps and targeting of vulnerabilities in remote access platforms. Any information technology event, such as a cybersecurity breach or intrusion into CI’s information technology systems, or failure to implement sufficient controls, could result in unauthorized access to sensitive or confidential information, loss or theft of data, operational disruption, regulatory actions, legal liability or reputational harm and have an adverse effect on CI’s operating results and financial condition. CI actively monitors this risk and continues to develop and implement technology-enabled controls to protect against cyber threats that are becoming increasingly sophisticated and pervasive. In addition, CI has and will continue to implement safeguards to control access to sensitive information, through password protection, encryption of confidential information and other means. CI also has back-up systems to ensure business continuity in the event of a failure resulting from an attack. Notwithstanding these measures, there is no assurance that CI can fully mitigate the risks associated with information technology security. CI is dependent on the efficiency and effectiveness of the technology it uses to secure its information technology environment, the diligence of its employees and their compliance with CI’s information security policy, and the ability to keep pace with a continuously evolving information technology landscape. Malfunction of any technology used by CI, breaches of security policy or inability to keep pace with evolving cybersecurity advancements may increase CI’s exposure to cybersecurity risk. CI relies on various third-party service providers to deliver its services to clients and advisors. While CI has procedures and practices in place to assess its third-parties’ information technology systems, such third-parties may lack the necessary infrastructure or resources or may otherwise fail to adequately protect against or respond to a cyber attack, data breach or other incidents. Any such event could expose confidential, proprietary, or other sensitive information of CI and its clients, advisors, employees, or other counterparties that may be stored in, or transmitted through the third-parties’ computer systems, networks, or other devices. A breach in a third-party’s systems could also cause disruptions in CI’s operations or those of its clients or counterparties, or in the operations of other third-parties on whom CI relies. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 35 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p70 (May 4, 2022 22:57:18) DT

CI’s business is also dependent on the physical integrity of its infrastructure, including its office space, storage centers and other facilities. CI has taken precautions to protect the physical security of its infrastructure, and the sensitive information contained therein, through card access protection, biometrics and clean desk policies. However, a breach of the physical integrity of CI infrastructure may leave sensitive information vulnerable to unauthorized access and use, increasing a possible security risk, which could negatively impact CI’s business and reputation. PRIVACY AND DATA MANAGEMENT RISK CI’s business requires the creation, collection, use and sharing of personal or confidential information. The management and governance of personal or confidential information are increasingly important as CI continues to invest in digital solutions and innovation, as well as expand its business activities both domestically and in foreign jurisdictions. CI’s failure to manage and safeguard its information may result in legal or regulatory consequences, loss of competitive advantage, reputational damage, or financial loss to CI. CI is also subject to a number of laws and regulations in various jurisdictions regarding the collection, use, sharing or processing of personal information belonging to its clients, employees, consultants and third-parties. These laws and regulations are subject to frequent modification and require ongoing compliance supervision. Further, government and regulatory oversight of data privacy has increased in recent years, resulting in heightened data security and handling requirements and expanded incident response and reporting obligations. CI’s failure to comply with such laws and regulations could lead to significant fines, penalties or remediation obligations imposed by regulators, as well as costs associated with direct claims by CI’s clients, employees, consultants or third-parties. KEY PERSONNEL RISK The success of CI is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel, could adversely affect CI’s business. The success of CI is also dependent upon, among other things, the skills and expertise of its human resources, including personnel with specialized skills related to, among other things, investment management, marketing, risk management, credit, information technology, accounting, administrative operations and legal affairs. These individuals play an important role in developing, implementing, operating, managing and distributing CI’s products and services. The potential inability to attract, hire, retain and motivate such skilled personnel due to internal constraints or uncontrollable external factors could negatively affect CI’s ability to execute its strategic priorities, service quality and operational effectiveness, thereby adversely affecting CI’s business. The market for financial advisors is extremely competitive and is increasingly characterized by frequent movement by financial advisors among different firms. Individual financial advisors of CI’s Wealth Management businesses have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor. The loss of a significant number of financial advisors from any of CI’s Wealth Management | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 36 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p71 (May 4, 2022 22:57:19) DT

businesses could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of that business and, in turn, CI. OPERATIONAL RISK Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems. The operational risk that CI is exposed to may arise from, technology failures, business disruption, theft and fraud, failure of key third parties, employee errors, processing and execution errors, and inaccurate or incomplete client information. Operational risk may result in a financial loss but can also lead to regulatory sanctions and harm to CI’s reputation. Operational risk driven by people and processes are mitigated through human resources policies and practices, and a strong internal control environment. Operational risks driven by systems and services are managed through controls over technology development and change management as well as enhanced procedures for oversight of third-party service providers. While CI continuously monitors its operational risks, there can be no assurances that CI’s internal control procedures can mitigate all operational risks. STRATEGIC RISK Strategic risks are risks that directly impact the overall direction of CI and the ability of CI to successfully identify growth opportunities and implement proposed solutions. These risks include the risk of sub-optimal outcomes arising from CI’s choice of strategies, the inability to implement the chosen strategies or their improper implementation. The key strategic risk is the risk that management fails to anticipate, and respond to, changes in the business environment, including demographic, regulatory and competitive changes. CI’s performance is directly affected by the financial market and business conditions, including the legislation and policies of the governments and regulatory authorities having jurisdiction over CI’s operations. These are beyond the control of CI; however, an important part of the risk management process is the ongoing review and assessment of industry and economic trends and changes. Strategies are then designed to effectively respond to any anticipated changes, including identifying acquisition opportunities, developing new business lines, introducing new products, and implementing cost control strategies. Part of CI’s strategy includes strategic acquisitions and investments in growth opportunities. Strategic acquisitions may benefit CI through increasing fee earning assets, broadening CI’s distribution relationships, enhancing CI’s business capabilities and capturing cost synergies. CI embarks on a thorough due diligence process prior to any acquisition; however, there can be no assurances that the anticipated benefits of any acquisition will be achieved. The success of an acquisition is contingent upon many factors, including retaining key employees, securing assets acquired, obtaining legal and regulatory approvals, integrating operations and vendor relationships, and having favourable economic conditions. COMPETITION RISK CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 37 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p72 (May 4, 2022 22:57:19) DT

with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have, and potential future competitors may have, greater technical, financial, marketing, distribution or other resources than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI’s competitors. CI’s competitors seek to expand market share by offering different products and services and more competitive pricing than those offered by CI. While CI continues to develop and market new products and services and remains competitive with respect to fees, there can be no assurance that CI will maintain its current standing or market share or investment performance relative to its competitors, which may adversely affect the business, financial condition or operating results of CI. DISTRIBUTION RISK CI distributes its investment products through a number of distribution channels, including brokers, independent financial planners and insurance advisors. CI’s access to these distribution channels is impacted by the strength of the relationship with certain business partners and the level of competition faced from the financial institutions that own those channels. While CI continues to develop and enhance existing relationships, there can be no assurance that CI will, in the future, enjoy the level of access that it has in the past, which would adversely affect its sales of investment products. BUSINESS CONTINUITY RISKS CI's business, operations and financial results may be adversely affected by its ability to mitigate the effect of natural and man-made disasters, including floods, earthquakes, tornadoes, fires, civil unrest, wars, epidemics, and pandemics. The occurrence of any of these events may pose significant challenges to CI’s business continuity, either by exacerbating one or more of the other risks described in this section, or by introducing new risks. CI has a Business Continuity Program that includes Crisis Management, Business Continuity and Technology Recovery response plans. CI’s Crisis Management Team is comprised of senior leadership who are responsible for crisis confirmation and management. In addition, this team is responsible for setting strategy, overseeing response, and ensuring appropriate subject matter experts are engaged in the scenario-dependent crisis response. CI has a comprehensive and stress-tested business continuity plan and technology recovery plan in place to deal with disaster-related scenarios, however there can be no assurance that such plan will be effective to mitigate any adverse effects on CI’s business, financial condition or operating results as a result of any natural or man-made disasters or other similar events, including the recent COVID-19 pandemic. Although economies and businesses have adapted themselves to the new normal imposed by the pandemic, significant risks and uncertainties associated with it remain relevant and evolving. CI activated its business continuity plan in response to the COVID-19 pandemic to mitigate risks, maintain operational efficiency and service levels, and address the health and safety concerns of our employees, clients and advisors. With few exceptions, all of CI’s business operations are being carried out remotely. The extensive use of remote communication tools and third party services may lead to heightened cybersecurity and privacy risks. Market volatility, increased trading volumes and the requirement to work remotely may result in the deterioration in service levels of certain key service providers. Stress | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 38 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p73 (May 4, 2022 22:57:20) DT

on technology resources, new workplace constraints, personal stress and health concerns may all lead to higher operational risks across all of CI’s businesses. With the emergence of several new services as business critical, key supplier risk may also increase significantly. As part of the plan, CI has implemented enhanced monitoring of network assets and management oversight of business processes, active employee engagement and client communication, and built redundancy for critical services and infrastructure, however there can be no guarantee that this will be effective to mitigate these risks. Ultimately, the extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, including the extensive attempts to mitigate its effects, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. LIQUIDITY RISK Liquidity risk is the risk that CI may not be able to generate sufficient funds and within the time required in order to meet its obligations as they come due. While CI currently has access to financing, unfavourable market conditions may affect the ability of CI to obtain loans or make other arrangements on terms acceptable to CI. LIQUIDITY RISK FOR THE ASSET MANAGEMENT SEGMENT CI is also exposed to the risk of its investment funds not being able to meet their redemption obligations due to an inability to liquidate the underlying assets in a timely manner. This could be caused by insufficient liquid assets in the fund, an unexpected spike in redemptions triggered by negative market information, sentiment or contagion, adverse liquidity conditions in the financial markets, procedural issues that may delay the liquidation of securities or other factors. Inability to meet its redemption obligations may lead to legal liability, regulatory action and reputational damage. CI has robust mechanisms in place to monitor and maintain adequate liquidity in its investment fund portfolios at all times. However, CI has no control over extreme market events that may result in the sudden loss of liquidity or trigger a run on the funds. REGULATORY AND LEGAL RISK CI’s business is dependent upon compliance with and continued registration under securities laws in all jurisdictions in which CI and its subsidiaries carry on business. Laws and regulations applied at the national and provincial or state level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities as well as impose additional disclosure requirements on CI products and services. Failure to comply with applicable legal and regulatory requirements could result in legal proceedings, financial losses, regulatory sanctions, enforcement actions, an inability to execute business strategies, a decline in investor and customer confidence, and damage to CI’s reputation. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI’s business segments or its key personnel or financial advisors, and the imposition of fines and censures. Regulatory developments may result in increasingly stringent interpretation and enforcement of existing laws and regulations, amendments to existing laws and regulations, or the introduction of new laws and regulations, any of which may adversely impact CI’s business or operations. Regulatory developments may include changes in tax treatment, changes in disclosure | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 39 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p74 (May 4, 2022 22:57:20) DT

requirements, changes in investment restrictions or changes impacting dealer and advisor compensation. In addition, increasing complexity in the securities regulatory environment governing CI’s business may require us to incur costs related to the addition of specialized legal and compliance resources. To the extent that any such developments adversely affect the sale of CI’s products or services, impair the investment performance of CI’s products, or result in lower operating margins, CI’s aggregate assets under management, revenues and earnings may be adversely affected. While CI actively monitors relevant regulatory developments, our ability to mitigate the impact of any such developments is limited. Given the nature of CI’s business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of corporate laws, securities laws, stock exchange rules and misuse of investors’ funds. Some violations of corporate laws, securities laws or stock exchange rules could result in civil or criminal liability, fines, sanctions, or expulsion from a self- regulatory organization or the suspension or revocation of CI’s right to carry on an existing business. CI may incur significant costs or face action in connection with such potential liabilities or litigation that could materially affect its business, operations, or financial condition. REPUTATION RISK Reputation risk is the risk of the potential negative impact arising from the deterioration of CI’s image, adverse stakeholder perception or lower public confidence in the CI brand, its senior management or its products and services due to (i) operational errors, poor performance, misconduct and other actions or inactions of CI, its employees or third party service providers; (ii) regulatory investigation or sanctions, or litigation; and (iii) negative public sentiment. Through its Codes of Conduct, governance practices, risk management programs, policies, procedures and training, CI attempts to prevent and detect any activities by CI officers, directors, and employees that would harm CI’s reputation. However, the sources of reputation risk can be extensive and their impact on CI’s reputation could last long after the issues are satisfactorily addressed. Damage to CI’s reputation can result in reduced share price and market capitalization, increased cost of capital, loss of strategic flexibility, inability to enter or expand into markets, loss of client loyalty and business, regulatory fines or penalties or restrictive agreements with regulators or prosecutors. While all employees, directors and officers are expected to protect the reputation of CI, there can be no assurances that unauthorized activities of such persons may occur which could result in damage to CI’s reputation, which in turn could adversely affect CI’s business and profitability. INTERNAL CONTROLS OVER FINANCIAL REPORTING RISK CI’s business, operations, financial results, share price and reputation may be adversely affected by its inability to maintain an effective system of internal controls over financial reporting as required by the Securities and Exchange Commission’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act. In fiscal year 2021, CI’s management identified a material weakness in its internal control over financial reporting as it did not design or maintain effective controls with respect to the validation of the completeness and accuracy of interfaces, data inputs and information produced by the entity (“IPE”) used in the performance of various controls. Management concluded these deficiencies in the aggregate resulted in a material weakness. In addition, there were a number of non-routine complex | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 40 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p75 (May 4, 2022 22:57:21) DT

accounting matters arising from business combinations, including put or other exchange options and redeemable instruments. Although external advisors were engaged to address the volume and complexity of these arrangements, management determined that it did not design and maintain effective controls with respect to the accounting for and disclosure of these matters. Management is actively implementing remediation efforts to address the material weaknesses identified above. Management is implementing processes to identify key interfaces, data inputs and IPEs and validate and document the accuracy and completeness of information used in the execution of internal controls over key spreadsheets and reports created from data extracted from CI’s information systems. With respect to the remediation of accounting for and disclosure of non-recurring complex accounting matters, management will continue to engage the services of external advisors where necessary, and will seek to secure additional resources for its financial accounting and reporting department. The weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above. CREDIT RISK Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries, as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of individual counterparties and holding collateral where appropriate. One of the primary sources of credit risk arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy. INSURANCE RISK CI maintains various types of insurance which include financial institution bonds, errors and omissions insurance, directors’, trustees’ and officers’ liability insurance, agents’ insurance, general commercial liability insurance, and cyber liability insurance. Management evaluates the adequacy of CI’s insurance coverage on an ongoing basis. However, there can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against CI in excess of available | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 41 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p76 (May 4, 2022 22:57:22) DT

coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI. TAXATION RISK CI is subject to various uncertainties concerning the interpretation and application of Canadian tax laws. CI Investments is considered a large case file by the Canada Revenue Agency and, as such, is subject to audit each year. There is a significant lag between the end of a fiscal year and when such audits are completed. Therefore, at any given time, several years may be open for audit and/or adjustments. While CI regularly assesses the likely outcome of these audits in order to determine the appropriateness of its tax provision, there can be no assurance that CI will accurately predict the outcomes of these audits. If tax authorities disagree with CI’s application of such tax laws, CI’s profitability and cash flows could be adversely affected. SHARE CAPITAL As at December 31, 2021, CI had 197,422,270 shares outstanding. Employee Incentive Share Option Plan: At December 31, 2021, 0.8 million options to purchase shares were outstanding, of which 0.3 million options were exercisable at prices ranging from $27.44 to $28.67. Restricted Share Unit (“RSU”) Plan: 1,437,154 RSUs were outstanding as at December 31, 2021. Deferred Share Unit (“DSU”) Plan: 47,084 DSUs were outstanding as at December 31, 2021. Additional details about the above Plans can be found in Note 9 to the Interim Condensed Consolidated Financial Statements. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 42 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p77 (May 4, 2022 22:57:22) DT

CONTRACTUAL OBLIGATIONS The table that follows summarizes CI’s contractual obligations at December 31, 2021. TABLE 20: PAYMENTS DUE BY YEAR [millions of dollars] Total 1 year or less 2 3 4 5 More than 5 years Long-term debt 3,798.7 444.5 — 301.4 450.0 — 2,602.8 Leases 245.3 28.9 26.0 25.1 23.3 20.8 121.2 Deferred 136.1 123.3 12.8 — — — — Contingent 346.9 41.8 225.7 63.4 16.0 — — Put option 427.8 400.4 — 5.6 18.8 — 3.0 Total 4,954.8 1,038.9 264.5 395.5 508.1 20.8 2,727.0 SIGNIFICANT ACCOUNTING ESTIMATES The December 31, 2021 Consolidated Financial Statements have been prepared in accordance with IFRS. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the 2021 Consolidated Financial Statements. Note 2 provides a discussion regarding the methodology used for business acquisitions. Note 4 provides a discussion regarding the recoverable amount of CI’s goodwill and intangible assets compared to its carrying value. CONTROLS AND PROCEDURES The Company’s Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting (as those terms are defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended) in order to provide reasonable assurance that: • material information relating to the Company has been made known to them; • information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation; and • the reliability of financial reporting and the preparation of financial statements for external purposes is in accordance with IFRS. An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures as well as internal controls over financial reporting was carried out under the supervision of the CEO and CFO. In making this evaluation, the CEO and the CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control — Integrated Framework (2013). | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 43 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p78 (May 4, 2022 22:57:23) DT

Based on this evaluation, they concluded, as of December 31, 2021, that the Company’s disclosure controls and procedures were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over December 31, 2021 financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In the context of the preparation of the Company’s first Sarbanes-Oxley certification, management determined it did not design and maintain effective controls with respect to the validation of the completeness and accuracy of interfaces, data inputs and information produced by the entity (“IPE”) used in the performance of various controls. Management concluded these deficiencies in aggregate resulted in a material weakness. As a result, manual and automated controls that are dependent on the completeness and accuracy of information derived from the affected information systems were ineffective because they could have been adversely impacted. In addition, there were a number of non-routine complex accounting matters arising from business combinations, including put or other exchange options and redeemable instruments. Although external advisors were engaged to address the volume and complexity of these arrangements, management determined that it did not design and maintain effective controls with respect to the accounting for and disclosure of these matters. Notwithstanding the material weaknesses, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS. An assessment of the internal control over financial reporting of a recently acquired business is eligible for a one-year exclusion from management’s assessment in accordance with Securities and Exchange Commission Staff guidance. Accordingly, management’s assessment and conclusion on the effectiveness of internal controls over financial reporting excluded the internal controls of 17 companies which the Company acquired in 2021 (see note 2 to the Company’s consolidated financial statements). These 17 acquisitions represented, in aggregate, approximately 1.8% of the Company’s total consolidated assets and 6.0% of total consolidated revenues, as of and for the year ended December 31, 2021. The effectiveness of internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, the Company’s independent auditors. Management’s Remediation Initiatives Management is actively implementing remediation efforts to address the material weakness identified above. Management is implementing processes to identify key interfaces, data inputs and IPEs and validate and document the accuracy and completeness of information used in the execution of internal controls over key spreadsheets and reports created from data extracted from the Company’s information systems. The Company will redesign controls as needed, including controls over the validation and documentation of IPE used in the performance of various controls. Where necessary, accuracy and completeness checks will be implemented. Management will also work with control owners to ensure the quality of evidence retained to support the completeness and accuracy of interfaces and IPEs is complete. With respect to the remediation of accounting for and disclosure of non-routine complex accounting matters, management is engaging the services of external advisors in addition to seeking additional resources for its financial accounting and reporting department. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 44 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p79 (May 4, 2022 22:57:24) DT

The Company has and will continue to take actions to remediate the material weaknesses, but the weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above. The CEO and CFO do not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable. Changes in Internal Control over Financial Reporting Other than the material weaknesses described above, there were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting. Additional information relating to CI, including the most recent audited annual financial statements, management information circular and annual information form, is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com. Information contained in or otherwise accessible through the websites mentioned in this MD&A does not form part of, and is not incorporated by reference into, this MD&A. | MANAGEMENT’S DISCUSSION & ANALYSIS | Q4 Financial Report 45 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p80 (May 4, 2022 22:57:24) DT

Consolidated Financial Statements DECEMBER 31, 20 21 CI FINANCIAL CORP. 31646 CI Financial_Annual Report Text.pdf - p81 (May 4, 2022 22:57:25) DT

Report of Independent Registered Public Accounting Firm To the shareholders and the Board of Directors of CI Financial Corp. Opinion on the Financial Statements We have audited the accompanying consolidated statements of financial position of CI Financial Corp. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the ‘‘PCAOB’’), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2022 expressed an adverse opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Q4 Financial Report 47 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p82 (May 4, 2022 22:57:25) DT

Business Combinations Description of the Matter During 2021, the Company completed multiple acquisitions accounted for as business combinations which, in aggregate, amounted to $1,709 million in total consideration, as disclosed in Note 2 to the financial statements. The cost of an acquisition is measured as the aggregate fair values of the assets given, equity instruments issued, and liabilities incurred or assumed as at the date of the exchange of control of the acquiree. The purchase consideration for most acquisitions includes an estimation of the fair value of liabilities associated with potential earn-out provisions (“contingent consideration”). The fair value of the contingent consideration is based upon the present value of the expected future payments to be made to the sellers of the acquired businesses in accordance with the performance targets contained in the respective purchase agreements. For certain acquisitions, put or other options or exchange agreements with respect to the non-controlling interests in the acquired businesses are contemplated at the respective acquisition dates, and an estimate of the fair value of these liabilities is included in the total purchase consideration. The total purchase consideration is allocated to the identifiable assets and liabilities acquired on the basis of their fair values at the date of acquisition. Where the purchase consideration allocated to the identifiable assets and liabilities acquired is less than the overall consideration given, the difference is accounted for as goodwill. Auditing the Company’s business combinations was complex due to the degree of judgment and subjectivity in estimating the fair values of the identified assets and liabilities of the acquiree as at the date of acquisition, including identifiable intangible assets, as well as estimating the fair value of contingent consideration and other acquisition liabilities included in the purchase consideration. Management estimated the fair value of the customer relationship contracts using the multi-period excess earnings method, which is a specific form of the discounted cash flow method. Management estimated the fair value of contingent consideration, and other acquisition liabilities, primarily using Monte-Carlo simulations and other pricing methodologies, dependent on the facts of the respective acquisitions. The fair value determination of the customer relationship contracts, contingent consideration and other acquisition liabilities required management to make significant estimates and assumptions related to future cash flows of the acquired businesses, volatility rates and with respect to the selection of the discount rates. These are unobservable and reflect the Company’s own judgements about the assumptions market participants would use in pricing the assets and liabilities. How We Addressed the Matter in Our Audit To test the estimated fair value of the identified assets, contingent consideration and other acquisition liabilities resulting from the business acquisitions, with the assistance of our valuation specialists, we performed audit procedures for certain acquisitions that included, among others, assessing the selection and application of the discount and volatility rates by evaluating the inputs and mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount and volatility rates selected by management, as well as assessing the appropriateness of the valuation methodologies and models used. We evaluated the reasonableness of management’s cash flow forecasts used in the valuation of intangibles, contingent consideration, and other acquisition liabilities by comparing to the Company’s budgets and forecasts, the historical results of the acquired businesses, other guidelines used by companies within the same industry Q4 Financial Report 48 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p83 (May 4, 2022 22:57:26) DT

and other relevant factors. We also performed sensitivity analyses on significant assumptions to consider the impact of changes in the valuation of the intangibles that would result from changes in management’s assumptions. We read the purchase, or other acquisition related, agreements to obtain an understanding of the key terms and conditions and to identify the necessary accounting considerations. We also assessed the adequacy of the Company’s disclosures in relation to this matter. Contingent Consideration Subsequent to Acquisition Description of the Matter The Company recognized contingent consideration for acquisitions at fair value on the acquisition dates, as well as at December 31, 2021 in the amount of $347 million, as disclosed in Note 7 to the financial statements. The Company remeasures the contingent consideration at fair value at each reporting date until the contingency is resolved, with any resulting gain or loss recognized in net income. The valuation of the Company’s contingent consideration is considered complex due to the degree of judgment and subjectivity involved when determining management’s estimates. Management estimated the fair value of contingent consideration at December 31, 2021 primarily using Monte-Carlo simulations. The fair value determination of the contingent consideration required management to make significant estimates and assumptions related to future cash flows of the acquired businesses, volatility rates and with respect to the selection of the discount rates. These are unobservable and reflect the Company’s own judgements about the assumptions market participants would use in pricing the liability. How We Addressed the Matter in Our Audit To test the estimated fair value of the contingent consideration, we performed audit procedures that included, among others, with the assistance of our valuation specialists, assessing the selection and application of the discount and volatility rates by evaluating the inputs and mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount and volatility rates selected by management, as well as assessing the appropriateness of the valuation methodologies and models used. We evaluated the reasonableness of management’s cash flow forecasts used in the valuation of contingent consideration by comparing to the Company’s budgets and forecasts, the historical results of the acquired businesses, other guidelines used by companies within the same industry and other relevant factors. We also assessed the historical accuracy of management’s forecast estimates by performing a comparison of management’s past projections to actual results. We also assessed the adequacy of the Company’s disclosures in relation to this matter. Impairment of Indefinite Life Intangible Assets, Including Goodwill Description of the Matter As at December 31, 2021 the Company had $5,059 million of goodwill and fund management contracts with an indefinite life acquired in previous business acquisitions, as disclosed in Note 4 to the financial statements. The Company assesses goodwill and intangibles with an indefinite life for impairment annually, or more frequently if impairment indicators are present. Q4 Financial Report 49 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p84 (May 4, 2022 22:57:27) DT

Auditing the Company’s impairment tests was complex and required the involvement of specialists due to the judgmental nature of key assumptions and significant estimation required to determine the recoverable amount of the Cash Generating Units (“CGUs”) or groups of CGUs. Significant assumptions in the estimate of the recoverable amount included discount rates, and certain forward-looking assumptions, such as revenue growth and operating margins, which are affected by expectations about future market or economic conditions. How We Addressed the Matter in Our Audit To test the estimated recoverable amount of the CGUs, or groups of CGUs, with indefinite lived intangible assets, including goodwill, our audit procedures included, among others, with the assistance of our valuation specialists, assessing the methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its assessment. We assessed the selection and application of the discount rate by evaluating the inputs and mathematical accuracy of the calculation and developing a range of independent estimates and comparing those to the discount rates selected by management. We assessed the historical accuracy of management’s forecast estimates by performing a comparison of management’s past projections to actual results. We also compared the revenue growth and operating margin assumptions to externally available industry and economic trends, and the Company’s budgets, forecasts and historical results. We performed sensitivity analyses on significant assumptions to consider the impact of changes in the recoverable amount of the CGU, or groups of CGUs, that would result from changes in the assumptions. We also assessed the adequacy of the Company’s disclosures related to the impairment of indefinite lived intangible assets, including goodwill. /s/ Ernst & Young LLP Chartered Professional Accountants Licensed Public Accountants We have served as the Company's auditor since 1994. Toronto, Canada March 31, 2022 Q4 Financial Report 50 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p85 (May 4, 2022 22:57:27) DT

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of CI Financial Corp. Opinion on Internal Control Over Financial Reporting We have audited CI Financial Corp.’s (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria. As indicated in the Controls and Procedures section contained in the accompanying management’s discussion and analysis, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 17 entities which the Company acquired in 2021 (see note 2 to the Company’s consolidated financial statements) (the “Acquired Entities”) which are included in the 2021 consolidated financial statements of the Company and constituted 1.8% of total consolidated assets as of December 31, 2021 and 6.0% of total consolidated revenues for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Acquired Entities. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified a material weakness with respect to data inputs and the validation of the completeness and accuracy of interfaces and reports and spreadsheets used in the performance of various controls. As a result, automated and manual controls that are dependent on the completeness and accuracy of information derived from the affected information systems were ineffective because they could have been adversely impacted. Management has also identified a material weakness with respect to the design of effective controls related to non-routine complex accounting matters. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021 and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated March 31, 2022, which expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Controls and Procedures section contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Q4 Financial Report 51 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p86 (May 4, 2022 22:57:28) DT

PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP Chartered Professional Accountants Licensed Public Accountants Toronto, Canada March 31, 2022 Q4 Financial Report 52 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p87 (May 4, 2022 22:57:28) DT

As at As at December 31, 2021 December 31, 2020 [in thousands of Canadian dollars] $ $ ASSETS Current Cash and cash equivalents [note 2] 230,779 483,598 Client and trust funds on deposit 1,199,904 973,143 Investments [note 12] 131,772 133,375 Accounts receivable and prepaid expenses [note 2] 272,962 240,849 Income taxes receivable 3,607 7,687 Total current assets 1,839,024 1,838,652 Capital assets, net [notes 2 and 3] 52,596 46,978 Right-of-use assets [notes 2 and 8] 142,606 50,620 Intangibles [notes 2 and 4] 6,185,237 4,290,998 Deferred income taxes [note 11] 56,901 7,846 Other assets [notes 2 and 5] 383,187 124,742 Total assets 8,659,551 6,359,836 LIABILITIES AND EQUITY Current Accounts payable and accrued liabilities [note 2] 369,081 315,884 Current portion of provisions and other financial liabilities [notes 2 and 7] 572,432 275,710 Dividends payable [note 10] 71,072 75,297 Client and trust funds payable 1,202,079 961,080 Income taxes payable 19,035 3,209 Current portion of long-term debt [note 6] 444,486 203,805 Current portion of lease liabilities [notes 2 and 8] 20,216 14,926 Total current liabilities 2,698,401 1,849,911 Long-term debt [note 6] 3,331,552 2,252,311 Provisions and other financial liabilities [notes 2 and 7] 379,641 107,842 Deferred income taxes [note 11] 480,777 470,735 Lease liabilities [notes 2 and 8] 153,540 61,307 Total liabilities 7,043,911 4,742,106 Equity Share capital [note 9(a)] 1,810,153 1,867,997 Contributed surplus 28,368 22,817 Deficit (226,715) (287,621) Accumulated other comprehensive loss (23,289) (20,746) Total equity attributable to the shareholders of the Company 1,588,517 1,582,447 Non-controlling interests [note 2] 27,123 35,283 Total equity 1,615,640 1,617,730 Total liabilities and equity 8,659,551 6,359,836 (see accompanying notes) On behalf of the Board of Directors: William T. Holland Director William Butt Director CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Q4 Financial Report 53 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p88 (May 4, 2022 22:57:29) DT

[in thousands of Canadian dollars, except per share amounts] $ $ REVENUE Management fees 1,792,103 1,635,773 Administration fees 862,635 364,408 Redemption fees 4,507 8,230 Realized and unrealized gain on investments 19,212 6,949 Other income [note 5] 48,560 37,424 2,727,017 2,052,784 EXPENSES Selling, general and administrative 702,276 449,439 Trailer fees 551,700 509,444 Advisor and dealer fees 424,505 253,376 Deferred sales commissions 5,714 7,492 Amortization and depreciation [note 18] 96,821 43,514 Interest and lease finance [notes 6 and 8] 109,670 65,440 Other [notes 5 and 7] 250,165 81,332 2,140,851 1,410,037 Income before income taxes 586,166 642,747 Provision for (recovery of) income taxes [note 11] Current 216,211 168,923 Deferred (42,419) (1,722) 173,792 167,201 Net income for the year 412,374 475,546 Net income (loss) attributable to non-controlling interests 3,046 (432) Net income attributable to shareholders 409,328 475,978 Basic earnings per share attributable to shareholders [note 9(e)] $2.03 $2.22 Diluted earnings per share attributable to shareholders [note 9(e)] $2.02 $2.21 Other comprehensive loss, net of tax Exchange differences on translation of foreign operations (2,675) (24,350) Total other comprehensive loss, net of tax (2,675) (24,350) Comprehensive income for the year 409,699 451,196 Comprehensive income (loss) attributable to non-controlling interests 2,914 (3,781) Comprehensive income attributable to shareholders 406,785 454,977 (see accompanying notes) 2021 2020 For the years ended December 31 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME Q4 Financial Report 54 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p89 (May 4, 2022 22:57:30) DT

[in thousands of Canadian dollars] $ $ $ $ $ $ $ Balance, January 1, 2021 1,867,997 22,817 (287,621) (20,746) 1,582,447 35,283 1,617,730 Comprehensive income — — 409,328 (2,543) 406,785 2,914 409,699 Dividends declared [note 10] — — (142,481) — (142,481) — (142,481) Shares repurchased, net of tax (147,585) — (208,234) — (355,819) — (355,819) Business combination and acquisition of minority interests [note 2] — — 2,293 — 2,293 (8,732) (6,439) Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 9] 78,916 — — — 78,916 — 78,916 Issuance of share capital for equity- based plans, net of tax 10,825 (10,825) — — — — — Compensation expense for equity-based plans, net of tax — 16,376 — — 16,376 — 16,376 Net distributions to non-controlling interests — — — — — (2,342) (2,342) Change during the year (57,844) 5,551 60,906 (2,543) 6,070 (8,160) (2,090) Balance, December 31, 2021 1,810,153 28,368 (226,715) (23,289) 1,588,517 27,123 1,615,640 Balance, January 1, 2020 1,944,311 23,435 (474,013) 255 1,493,988 5,368 1,499,356 Comprehensive income — — 475,978 (21,001) 454,977 (3,781) 451,196 Dividends declared [note 10] — — (150,765) — (150,765) — (150,765) Shares repurchased, net of tax (120,236) — (135,448) — (255,684) — (255,684) Business combination [note 2] — — (3,373) — (3,373) 32,915 29,542 Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 9] 35,434 — — — 35,434 — 35,434 Issuance of share capital for equity- based plans, net of tax 8,488 (8,488) — — — — — Compensation expense for equity-based plans, net of tax — 7,870 — — 7,870 — 7,870 Net contributions from non- controlling interests — — — — — 781 781 Change during the year (76,314) (618) 186,392 (21,001) 88,459 29,915 118,374 Balance, December 31, 2020 1,867,997 22,817 (287,621) (20,746) 1,582,447 35,283 1,617,730 (see accompanying notes) Share capital [note 9(a)] Contributed surplus Deficit Accumulated other comprehensive loss Total shareholders’ equity Non- controlling interests Total equity CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY For the years ended December 31 Q4 Financial Report 55 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p90 (May 4, 2022 22:57:30) DT

2021 2020 [in thousands of Canadian dollars] $ $ OPERATING ACTIVITIES (*) Net income for the year 412,374 475,546 Add (deduct) items not involving cash Realized and unrealized gain (20,584) (6,949) Fair value change - acquisition liabilities [note 7] 149,904 — Contingent consideration recorded as compensation [note 7] 7,198 — Equity-based compensation 22,005 10,657 Amortization and depreciation 96,821 43,514 Deferred income taxes (42,419) (1,722) Loss on repurchases of long-term debt [note 6] 24,920 2,328 Cash provided by operating activities before net change in operating assets and liabilities 650,219 523,374 Net change in operating assets and liabilities 15,741 18,595 Cash provided by operating activities 665,960 541,969 INVESTING ACTIVITIES Purchase of investments (5,101) (17,648) Proceeds on sale of investments 15,412 23,599 Additions to capital assets (7,798) (11,990) Increase in other assets (167,378) (47,645) Additions to intangibles (12,420) (17,132) Cash paid to settle acquisition liabilities [note 7] (290,002) — Acquisitions, net of cash acquired [note 2] (934,589) (527,298) Cash used in investing activities (1,401,876) (598,114) FINANCING ACTIVITIES Repayment of long-term debt (640,419) (569,015) Issuance of long-term debt 1,704,795 1,471,022 Repurchase of long-term debt (50,732) (55,985) Repurchase of share capital (364,319) (257,939) Payment of lease liabilities (16,667) (12,168) Net contributions from (distributions to) non-controlling interests (3,114) 781 Dividends paid to shareholders [note 10] (146,447) (155,313) Cash provided by financing activities 483,097 421,383 Net increase (decrease) in cash and cash equivalents during the year (252,819) 365,238 Cash and cash equivalents, beginning of year 483,598 118,360 Cash and cash equivalents, end of year 230,779 483,598 (*) Included in operating activities are the following: Interest paid 115,563 62,997 Income taxes paid 193,900 147,804 (see accompanying notes) CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31 Q4 Financial Report 56 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p91 (May 4, 2022 22:57:31) DT

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX; NYSE: CIXX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 15 York Street, Toronto, Ontario. CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning. 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES These consolidated financial statements of CI have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. These consolidated financial statements were authorized for issuance by the Board of Directors of CI on March 31, 2022. BASIS OF PRESENTATION The consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. BASIS OF CONSOLIDATION The consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed. CI’s principal subsidiaries are as follows: • CI’s wholly owned Canadian subsidiaries include CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], CI Investment Services Inc. [“CI Investment Services”], Wealthbar Financial Services Inc. [“Wealthbar”], CI Private Counsel LP, and their respective subsidiaries. CI has a controlling interest in Marret Asset Management Inc. [“Marret”] and Aligned Capital Distributions Inc. [“Aligned”], and their respective subsidiaries. • CI’s wholly owned U.S. subsidiaries include Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, Segall Bryant and Hamil, LLC, Surevest LLC, and The Roosevelt Investment Group, Inc. CI has a controlling interest in Barrett Asset Management, LLC, Brightworth, LLC [“Brightworth”], Budros, Ruhlin & Roe, Inc., Columbia Pacific Wealth Management, Gofen and Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners LLC [“OCM”], Portola Partners Group, Radnor Financial Advisors [“Radnor”], Regent Atlantic Capital, LLC [“Regent”], RGT Wealth Advisors, LLC, Stavis & Cohen Financial, LLC, R.H. Bluestein & Co, The Cabana Group, LLC [“Cabana”], and their respective subsidiaries [together, the “U.S. RIAs”]. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 57 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p92 (May 4, 2022 22:57:32) DT

• CI has a controlling interest in its Australian subsidiary, GSFM Pty Limited [“GSFM”] and its subsidiaries. • For subsidiaries Marret, OCM and Cabana, where CI holds a controlling interest, a non-controlling interest is recorded in the consolidated financial statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets. For all other subsidiaries where CI holds a controlling interest, put and call options, or other exchange agreements, with respect to the remaining minority interests in the acquired businesses may exist. CI considers the non-controlling interest to have been acquired and consolidates 100% of the income and comprehensive income in the consolidated statements of income and comprehensive income, and records a corresponding liability with respect to the present value of the amount that could be required to be paid to the minority interest holders under the put arrangements. Hereinafter, CI and its subsidiaries are referred to as CI. CI manages a range of mutual funds, segregated funds, structured products and other funds that meet the definition of structured entities under IFRS. CI earns fees for providing management and administrative services to these investment funds. Fees are calculated on assets under management in these funds, which totalled $152.1 billion as at December 31, 2021 [2020 – $135.1 billion]. CI does not consolidate these investment funds because the form of fees and ownership interest are not significant enough to meet the definition of control under IFRS. CI provides no guarantees against the risk of financial loss to the investors of these investment funds. REVENUE RECOGNITION Revenue is recognized when control of the goods or services are transferred by CI at an amount that reflects the consideration to which CI expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of the consideration received or receivable. In addition to these general principles, CI applies the following specific revenue recognition policies: Management fees are based upon the net asset value of the funds managed by CI and are recognized on an accrual basis. Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis and advisory fees, which are recorded when the services related to the underlying engagements are completed. Redemption fees payable by security holders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 58 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p93 (May 4, 2022 22:57:32) DT

FINANCIAL INSTRUMENTS Classification and measurement of financial assets CI classifies its financial assets as fair value through profit or loss [“FVPL”] and amortized cost. CI had no financial assets classified as fair value through other comprehensive income [“FVOCI”] during the year ended December 31, 2021. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and CI’s business model for managing them. With the exception of trade receivables, which do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, Revenue from Contracts with Customers [“IFRS 15”], all financial assets are initially measured at fair value adjusted for transaction costs. Financial assets classified as FVPL are carried at fair value in the consolidated statements of financial position and any gains or losses are recorded in net income in the period in which they arise. Financial assets classified as FVPL include cash and cash equivalents, investments and other assets. Financial assets are classified at amortized cost using the effective interest method if they meet the following conditions and are not designated as FVPL: • they are held within a business model whose objective is to hold the financial assets and collect their contractual cash flows • the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding Financial assets classified at amortized cost include client and trust funds on deposit, accounts receivable and other assets. Cash and cash equivalents Cash and cash equivalents include cash on deposit, highly liquid investments and interest-bearing deposits with original maturities of 90 days or less. Client and trust funds Client and trust funds on deposit include amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance. Client and trust funds on deposit also include amounts for client transactions that are entered into on either a cash or margin basis and recorded on the trade date of the transaction. Amounts are due from clients on the settlement date of the transaction for cash accounts. For margin accounts, CI extends credit to a client for the purchase of securities, collateralized by the financial instruments in the client’s account. Amounts loaned are limited by margin regulations of the Investment Industry Regulatory Organization of Canada [“IIROC”] and other regulatory authorities, and are subject to CI’s credit review and daily monitoring procedures. The corresponding liabilities related to the above accounts and transactions are included in client and trust funds payable. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 59 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p94 (May 4, 2022 22:57:33) DT

Investments Investments include CI Investment Services securities owned, at market, principally for the purpose of selling or repurchasing in the near term. Securities owned, at market, are classified as FVPL and are initially recognized on the consolidated statements of financial position at fair value with transaction costs expensed as incurred. Subsequent realized and unrealized gains and losses are included in administration fees in the consolidated statements of income and comprehensive income in the period in which they arise. Securities transactions are recorded on a trade date basis. Market value is based on quoted prices where an active market exists. For securities in non-active markets, market value is based on valuation techniques and management’s best estimate of fair value. Also included in investments are marketable securities that consist of CI’s seed capital investments in CI mutual funds and strategic investments. Investments in marketable securities are measured at fair value and recognized on the trade date. Mutual fund securities are valued using the net asset value per unit of each fund. Realized and unrealized gains and losses are recognized using average cost and recorded in net income. Distributions from mutual fund securities are recorded as other income. Distributions that are reinvested increase the cost base of the mutual fund investments. Impairment of financial assets CI recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the credit risk on the financial asset at an amount equal to 12 months of expected credit losses. For trade receivables, CI applies the simplified approach to providing for expected credit losses, which allows for the use of a lifetime expected credit loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and is related to an event occurring after the impairment was recognized. Classification and measurement of financial liabilities CI classifies its financial liabilities as FVPL and amortized cost. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the financial liability is classified at FVPL. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognized in net income. Financial liabilities classified at FVPL include contingent consideration and put option payables included in provisions and other financial liabilities. All other financial liabilities are measured at amortized cost. Derivative financial instruments and hedge accounting CI may use derivative financial instruments such as interest rate swaps and forward foreign exchange contracts to manage its interest rate and foreign currency risk related to long-term debt. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The accounting for NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 60 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p95 (May 4, 2022 22:57:33) DT

subsequent changes depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated. To qualify for hedge accounting, the hedging relationship must meet all of the following requirements: • there is an economic relationship between the hedged item and the hedging instrument • the effect of credit risk does not dominate the value changes that result from that economic relationship • the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item CI entered into an interest rate swap designated as a fair value hedge to manage the effect of changes in interest rates relating to its fixed-rate debentures. The swap involves exchanging interest payments without exchanging the notional amount on which the payments are based. The exchange of payments are recorded as an adjustment to interest expense on the hedged item. Changes in the fair value of the swap are recorded in the consolidated statements of income and comprehensive income in other expenses, together with any changes in the fair value of the hedged liability attributable to the hedged risk as an offset. FAIR VALUE MEASUREMENT CI uses valuation techniques to determine the fair value of financial instruments where active market quotes are not available. This involves developing estimates and assumptions consistent with how market participants would price the instrument. CI maximizes the use of observable data when developing estimates and assumptions, but this is not always available. In that case management uses the best information available. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: • Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities • Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means • Level 3 – valuation techniques with significant unobservable market inputs For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, CI determines whether transfers have occurred between levels in the hierarchy by reassessing the categorization at the end of each reporting period. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 61 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p96 (May 4, 2022 22:57:34) DT

COLLATERALIZED SECURITIES TRANSACTIONS CI engages in securities lending and borrowing to facilitate the securities settlement process and to maximize revenue by acting as an agent for such transactions. These transactions are typically short-term in nature, with interest being received on the cash delivered. These transactions are collateralized by either cash, letters of credit or other collateral and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. CI’s securities lending and borrowing transactions are recorded in accounts receivable and prepaid expenses and accounts payable and accrued liabilities. CAPITAL ASSETS Capital assets are recorded at cost less accumulated depreciation. These assets are depreciated over their estimated useful lives as follows: Computer hardware Straight-line over three years to five years Office equipment Straight-line over five years Leasehold improvements Straight-line over the term of the lease LEASES CI assesses at inception whether a contract contains a lease that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. All leases are accounted for by recognizing a right-of-use asset and a lease liability, except for leases of low-value assets and leases with a duration of 12 months or less. Right-of-use assets CI recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right- of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term. Lease liabilities At the commencement date of the lease, CI recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include in-substance fixed payments less any lease incentives receivable, variable payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by CI and payments of penalties for terminating a lease, if the lease term reflects CI exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 62 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p97 (May 4, 2022 22:57:35) DT

In calculating the present value of lease payments, CI uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset. Short-term leases and lease of low-value assets CI applies the short-term lease recognition exemption to its short-term leases of equipment and property leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). CI also applies the lease of low-value assets recognition exemption to leases of equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term. Sub-leases CI enters into lease agreements as an intermediate lessor with respect to some of its leased properties. When CI is an intermediate lessor, the head lease and the sub-lease are accounted for as two separate contracts. The sub-lease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease. Amounts due from lessees under finance leases are recognized as other assets at the amount of CI’s net investment in the leases. Finance lease income is recognized over the lease term using the effective interest rate. Payments received reduce the net investment in the lease. Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. BUSINESS COMBINATIONS The acquisition method of accounting is used to account for the acquisition of businesses by CI, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date, with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. CI elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at the proportionate share of the recognized amount of the identifiable net assets of the acquired subsidiary, at the acquisition date. Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by CI. Consideration also includes the fair value of any liabilities for put arrangements for minority interests or contingent consideration. Subsequent to the acquisition, the put arrangements for minority interests and contingent consideration that is based on an earnings measurement and classified as a liability are measured at fair value with any resulting gain or loss recognized in net income. Acquisition-related costs are expensed as incurred. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 63 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p98 (May 4, 2022 22:57:35) DT

INTANGIBLES Fund contracts Fund administration contracts and fund management contracts [collectively, “fund contracts”] are recorded net of any write- down for impairment. CI evaluates the carrying amounts of indefinite-life fund contracts at least annually for potential impairment by comparing the recoverable amount with their carrying amounts. CI will evaluate the carrying amount of fund contracts if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income. Fund administration contracts are amortized on a straight-line basis over a period of up to 25 years. Fund management contracts with a finite life are amortized on a straight-line basis over a period of up to 20 years. The amortization period depends on the contractual terms of such agreements and management’s best estimate of their useful lives. Fund management contracts with an indefinite life are not amortized. Goodwill Goodwill is recorded as the excess of purchase price over identifiable assets acquired. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is evaluated for impairment at least annually and any impairment is recognized immediately in income and not subsequently reversed. Goodwill is allocated to the asset management, Canadian wealth management and U.S. wealth management groups of cash-generating units [“CGUs”] for the purpose of impairment testing. Other intangibles Other intangibles include the costs of trademarks and computer software, capitalized where it is probable that future economic benefits that are attributable to the assets will flow to CI and the cost of the assets can be measured reliably. Computer software is recorded initially at cost and amortized over its expected useful life of two to ten years on a straight-line basis. Trademarks have an indefinite life and are not amortized. EQUITY-BASED COMPENSATION CI uses the fair value method to account for equity-settled employee incentive share options and restricted share units [“RSUs”]. The value of the equity-based compensation, as at the date of grant, is recognized over the applicable vesting period as compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received, together with the amount in contributed surplus, are credited to share capital. Upon vesting of the RSUs, the amount accumulated in contributed surplus for the RSUs is reclassified to share capital. CI has a deferred share unit plan for directors. The value of the compensation at the date of grant is recognized immediately as compensation with a corresponding increase in accounts payable and accrued liabilities. At each consolidated statement of financial position date, the liability is revalued with an offset to compensation expense. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 64 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p99 (May 4, 2022 22:57:36) DT

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service condition at the vesting date. INCOME TAXES Current income tax liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and tax laws enacted or substantively enacted as at the consolidated statement of financial position dates. The liability method of tax allocation is used in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the carrying amount and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising in investments in subsidiaries and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on temporary differences that arise from the initial recognition of goodwill, which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. PROVISIONS A provision is recognized if, as a result of a past event, CI has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. In the event that the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects a current market assessment of the time value of money and the risks specific to the liability. FOREIGN CURRENCY (i) Foreign currency transactions Transactions that are denominated in a currency other than the functional currency of the entity are translated as follows: Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect as at the consolidated statement of financial position dates. Non-monetary assets and liabilities are translated into Canadian dollars using historical exchange rates. Revenue and expenses are translated at average rates prevailing during the period. Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. Translation exchange gains and losses are included in other income in the period in which they occur. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 65 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p100 (May 4, 2022 22:57:37) DT

(ii) Foreign currency operations The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at the exchange rate in effect as at the consolidated statement of financial position dates. Revenue and expenses are translated at average rates prevailing during the period. Translation exchange gains and losses are recognized as other comprehensive income and reclassified to net income when the gain or loss on disposal of the foreign subsidiary is recognized. The consolidated statements of cash flows are translated at average exchange rates during the period, whereas cash and cash equivalents are translated at the spot exchange rate in effect as at the consolidated statement of financial position dates. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS In the process of applying CI’s accounting policies, management has made significant judgments involving estimates and assumptions, which are summarized as follows: (i) Business combinations The purchase price related to business acquisitions is allocated to the underlying assets and liabilities based on their estimated fair value at the acquisition date. Management makes estimates to determine the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired. Contingent consideration and certain put option payables, as part of the acquisitions, are based on the future performance of the acquired businesses. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows, discount rates and volatility. Future performance results that differ from management’s estimates could result in changes to the liabilities, which are recorded as they arise in net income. (ii) Impairment of intangible assets Finite-life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indefinite-life intangible assets, including goodwill, are tested for impairment annually or more frequently if changes in circumstances indicate that the carrying amount may be impaired. The values associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs that could affect CI’s future results if the current estimates of future performance and fair values change. These determinations also affect the amount of amortization expense on intangible assets with finite lives recognized in future periods. (iii) Deferred tax assets Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profits will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 66 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p101 (May 4, 2022 22:57:37) DT

(iv) Provisions and other financial liabilities Due to the nature of provisions and other financial liabilities, a considerable part of their determination is based on estimates and judgments, including assumptions concerning the future. The actual outcome of these uncertain factors may be materially different from the estimates, causing differences with the estimated provisions. Further details are provided in Note 7. 2. BUSINESS ACQUISITION [A] Acquisitions - year ended December 31, 2021 Wealth Management: During the year ended December 31, 2021, CI completed the acquisition of controlling interests in the following Canadian and U.S. investment advisory firms, included in the wealth management segment: Canadian: • Stonegate Services Halifax • CIPW Advisory Inc. U.S.: • Segall Bryant & Hamill, LLC • Barrett Asset Management, LLC • Brightworth, LLC • Dowling & Yahnke, LLC • Radnor Financial Advisors • Portola Partners Group • Budros, Ruhlin & Roe, Inc. • Matrix Capital Advisors, LLC • McCutchen Group LLC • Odyssey Wealth Management, LLC • Regent Atlantic Capital, LLC • Gofen and Glossberg, LLC • R.H. Bluestein & Co. • Columbia Pacific Wealth Management The acquisitions are accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction, and are included in the wealth management segment. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 67 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p102 (May 4, 2022 22:57:38) DT

Asset Management: Lawrence Park Asset Management On May 1, 2021, CI completed the acquisition of the remaining interest in Lawrence Park Asset Management [“LPAM”], an alternative fixed-income investment firm. LPAM is included in the asset management segment. Effective July 1, 2021, LPAM amalgamated with CI Investments. [B] Net Assets Acquired - year ended December 31, 2021 Details of the net assets acquired during the year ended December 31, 2021, at fair value, are as follows: Wealth Management Asset Management Total $ $ $ Cash and cash equivalents 37,523 145 37,668 Accounts receivable and prepaid expenses 51,868 292 52,160 Capital assets 11,044 68 11,112 Right-of-use assets 57,494 — 57,494 Deferred tax (6,585) (1,344) (7,929) Intangibles 741,668 5,041 746,709 Other assets 874 24 898 Accounts payable and accrued liabilities (104,514) (233) (104,747) Long-term debt (236,964) — (236,964) Lease liabilities (57,494) — (57,494) Fair value of identifiable net assets 494,914 3,993 498,907 Non-controlling interest 10,722 — 10,722 Acquisition date fair value of initial interest — (2,016) (2,016) Goodwill on acquisition 1,198,522 2,463 1,200,985 Total acquired cost 1,704,158 4,440 1,708,598 Cash consideration 968,817 3,440 972,257 Share consideration 62,737 1,000 63,737 Provision for other liabilities 672,604 — 672,604 1,704,158 4,440 1,708,598 The businesses acquired in 2021 contributed revenue of $165,837 and net income of $36,913 to CI for the year ended December 31, 2021. If the acquisitions had occurred on January 1, 2021, the consolidated pro-forma revenue and net income for the year ended December 31, 2021 would have been $2,999,089 and $472,694, respectively. Included in intangibles are fund contracts with a fair value of $718,531 with a finite life of 12 years, indefinite-life fund management contracts of 27,807 and other intangibles of $371. Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. CI expects to generate cost synergies from bringing together the U.S. RIAs under a common platform. Such synergies identified include referring clients amongst U.S. RIAs and NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 68 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p103 (May 4, 2022 22:57:38) DT

cross border between the U.S. and Canada; cost synergies through rationalization of duplicated functions; and scale efficiencies in things such as supply contract negotiation as the U.S. RIAs become part of the much larger collective of CI. Goodwill of $1,144,182 for the U.S. RIAs is deductible for income taxes. The acquisition agreements provided for deferred and contingent consideration payable. Deferred consideration payable of $542,505, including put options payable of $279,896, is due within one to four years from the date of acquisition. The put options represent the fair value of embedded options to exchange minority interests for cash or redeemable instruments in a subsidiary of CI, subject to specific terms. Contingent consideration of $130,099 is payable in cash within one to four years from the date of acquisition, if certain financial targets are met based on EBITDA or revenue. Certain acquisition agreements also provided for contingent consideration, payable in two to three years from the date of acquisition, that is recorded as compensation and included in selling, general and administrative expenses. Details of the amount recorded are described in Note 7. Non-controlling interests are measured at the proportionate interest in the identifiable net assets of the acquired subsidiary, at the acquisition date. The purchase price allocations are considered to be preliminary and are subject to adjustments during the measurement period, which will not exceed twelve months from the acquisition date, as CI completes its estimation of the fair values of assets acquired and liabilities assumed, including the valuation of intangible assets. [C] Acquisitions - subsequent to December 31, 2021 On January 11, 2022, CI reached an agreement to acquire 100% of Northwood Family Office Ltd., a Canadian multi-family office. The details of the acquisition are being finalized and it is expected to close in April 2022. On February 4, 2022, CI acquired a minority stake in Newton Crypto Ltd., a Canadian crypto asset trading platform. On February 11, 2022, CI reached an agreement to acquire 100% of Galapagos Partners, L.P., an investment advisory firm. The details of the acquisition are being finalized and it is expected to close in April 2022. On February 22, 2022, CI reached an agreement to acquire 100% of Corient Capital Partners, LLC, an ultra-high-net-worth focused wealth management firm. The details of the acquisition are being finalized and it is expected to close by June 30, 2022. On March 31, 2022, CI reached an agreement to acquire certain assets of Eaton Vance WaterOak Advisors, an investment advisory firm. The details of the acquisition are being finalized and is expected to close by December 31, 2022. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 69 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p104 (May 4, 2022 22:57:39) DT

[D] Acquisitions - Year ended December 31, 2020 Asset Management: CI ETF Investment Management Inc. On February 19, 2020, CI acquired 100% of the outstanding shares and debt obligations of CI ETF Investment Management Inc. [“CI ETF”], formerly WisdomTree Asset Management Canada, Inc., an investment fund manager of Canadian exchange- traded funds. The acquisition was accounted for using the acquisition method of accounting. The fair values of the assets acquired and liabilities assumed, and the results of operations have been consolidated from the date of the transaction and are included in the asset management segment. Effective July 1, 2020, CI ETF amalgamated with CI Investments. Wealth Management: Aligned Capital Distributions Inc. On October 19, 2020, CI acquired a controlling interest in Aligned Capital Distributions Inc. [“Aligned”], a Canadian full-service investment advisory firm, for cash consideration and the issuance of 855 thousand shares of CI. The fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment. U.S. Registered Investment Advisors During the year ended December 31, 2020, CI acquired controlling interests in the following registered investment advisory firms, together [“U.S. RIAs”]. The fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment. • Surevest LLC • OCM Capital Partners LLC • The Cabana Group, LLC • Balasa Dinverno Foltz LLC • Thousand Oaks Financial Corporation • Bowling Portfolio Management LLC • The Roosevelt Investment Group, Inc. • Stavis & Cohen Financial, LLC • Doyle Wealth Management, Inc. • RGT Wealth Advisors, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 70 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p105 (May 4, 2022 22:57:40) DT

[E] Net Assets Acquired - Year ended December 31, 2020 Details of the net assets acquired during the year ended December 31, 2020, at fair value, are as follows: Wealth Management Asset Management Total $ $ $ Cash and cash equivalents 19,578 1,736 21,314 Client and trust funds on deposit 450,932 — 450,932 Accounts receivable and prepaid expenses 6,398 331 6,729 Capital assets 1,390 5 1,395 Right-of-use assets 14,724 — 14,724 Deferred tax (4,219) 6,896 2,677 Intangibles 393,744 1,753 395,497 Other assets 344 — 344 Accounts payable and accrued liabilities (18,245) (1,298) (19,543) Clients and trust funds payable (450,932) — (450,932) Income taxes payable (312) — (312) Lease liability (15,545) — (15,545) Fair value of identifiable net assets 397,857 9,423 407,280 Non-controlling interest (35,222) — (35,222) Goodwill on acquisition 528,557 763 529,320 Total acquired cost 891,192 10,186 901,378 Cash consideration 537,430 5,500 542,930 Share consideration 35,434 — 35,434 Provision for other liabilities 318,328 4,686 323,014 891,192 10,186 901,378 The businesses acquired in 2020 contributed revenue of $58,672 and net income of $3,261 to CI for the year ended December 31, 2020. If the acquisitions had occurred on January 1, 2020, the consolidated pro-forma revenue and net income for the year ended December 31, 2020 would have been $2,270,038 and $487,013, respectively. Included in intangibles are fund administration contracts with a fair value of $392,904 with a finite life of 12 years, indefinite life fund management contracts of $1,753 and other intangibles of $840. Goodwill of $528,557 has been attributed to the wealth management segment and $763 to the asset management segment. Goodwill of $495,546 for the U.S. RIAs is deductible for income taxes. The acquisition agreements provided for deferred compensation, contingent consideration and put options payable in cash, shares of CI and redeemable instruments in a subsidiary of CI, subject to specific terms. Deferred compensation payable in cash of $81,937 and shares of $15,294, is payable within one year from the date of acquisition. Contingent consideration of $126,485 is payable in cash within one to four years from the date of acquisition, if certain financial targets are met based on EBITDA. The put option payable granted to the minority shareholders and originally valued at $99,298, requires CI to purchase NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 71 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p106 (May 4, 2022 22:57:40) DT

the shares owned by each shareholder at a fixed price, or at fair value if exercised after a certain date, or exchanged for equity interests of a subsidiary of CI at a specified exchange rate. Non-controlling interests were measured at the proportionate interest in the identifiable net assets of the acquired subsidiary, at the acquisition date. [F] Other Acquisitions - Years ended December 31, 2021 and 2020 On April 6, 2021, CI entered into a newly formed joint venture, Axia Real Assets LP [“Axia”], an alternative investment manager focused on global real estate and infrastructure. The investment in Axia has been accounted for using the equity method of accounting. During the year ended December 31, 2021, CI acquired minority stakes in GLASFunds, LLC [“GLASFunds”] and Columbia Pacific Advisors, LLC [“CPA”]. CI has an option to obtain majority ownership of GLASFunds over the next four years. The acquisition of CPA and GLASfunds has been accounted for using the equity method of accounting. During the year ended December 31, 2020, CI completed the acquisition of a minority interest in Congress Wealth Management LLC [“Congress”] and in AWM’s Dorval, Quebec operation [“AWM Dorval”]. The acquisition of Congress and AWM Dorval has been accounted for using the equity method of accounting. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 72 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p107 (May 4, 2022 22:57:41) DT

3. CAPITAL ASSETS Capital assets consist of the following: Computer hardware Office equipment Leasehold improvements Total $ $ $ $ Cost Balance, December 31, 2019 19,203 20,342 87,445 126,990 Acquired 468 748 179 1,395 Additions 6,687 1,172 4,131 11,990 Retired (1,739) — — (1,739) Translation (105) (46) (18) (169) Balance, December 31, 2020 24,514 22,216 91,737 138,467 Acquired 1,038 1,982 8,092 11,112 Additions 4,648 986 2,164 7,798 Retired (8,871) (220) (353) (9,444) Translation (10) (5) 67 52 Balance, December 31, 2021 21,319 24,959 101,707 147,985 Accumulated depreciation Balance, December 31, 2019 14,420 15,743 50,873 81,036 Depreciation 3,756 1,644 6,895 12,295 Retired (1,739) — — (1,739) Translation (51) (41) (11) (103) Balance, December 31, 2020 16,386 17,346 57,757 91,489 Depreciation 4,209 1,956 7,047 13,212 Retired (8,762) (143) (334) (9,239) Translation (40) 2 (35) (73) Balance, December 31, 2021 11,793 19,161 64,435 95,389 Carrying amounts At December 31, 2019 4,783 4,599 36,572 45,954 At December 31, 2020 8,128 4,870 33,980 46,978 At December 31, 2021 9,526 5,798 37,272 52,596 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 73 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p108 (May 4, 2022 22:57:41) DT

4. INTANGIBLES Goodwill Fund administration contracts Fund management contracts finite-life Fund management contracts indefinite-life Other intangibles Total $ $ $ $ $ $ Cost Balance, December 31, 2019 1,531,273 49,500 50,157 1,779,957 64,177 3,475,064 Acquired 529,320 392,904 — 1,753 1,006 924,983 Additions — — — — 17,132 17,132 Translation (6,921) (10,439) (112) (2,809) (29) (20,310) Balance, December 31, 2020 2,053,672 431,965 50,045 1,778,901 82,286 4,396,869 Acquired 1,200,985 713,490 5,041 27,807 1,890 1,949,213 Additions — — — — 12,420 12,420 Retired — — — — (555) (555) Translation 1,284 3,526 (189) (4,041) (14) 566 Balance, December 31, 2021 3,255,941 1,148,981 54,897 1,802,667 96,027 6,358,513 Accumulated amortization Balance, December 31, 2019 — 25,721 31,396 — 29,465 86,582 Acquired — — — 166 166 Amortization — 9,325 2,037 — 7,955 19,317 Translation — (210) 20 — (4) (194) Balance, December 31, 2020 — 34,836 33,453 — 37,582 105,871 Acquired — — — — 1,519 1,519 Amortization — 53,541 2,307 — 10,289 66,137 Retired — — — — (538) (538) Translation — 384 (83) — (14) 287 Balance, December 31, 2021 — 88,761 35,677 — 48,838 173,276 Carrying amounts At December 31, 2019 1,531,273 23,779 18,761 1,779,957 34,712 3,388,482 At December 31, 2020 2,053,672 397,129 16,592 1,778,901 44,704 4,290,998 At December 31, 2021 3,255,941 1,060,220 19,220 1,802,667 47,189 6,185,237 Remaining term N/A 6.9 – 12.0 yrs 5.3 – 11.9 yrs N/A 0.1 – 7.8 yrs CI has three groups of CGUs for the purpose of assessing the carrying amount of the allocated goodwill, being asset management or the asset management segment, Canadian wealth management and U.S. wealth management that together form the wealth management segment. Goodwill of $1,312,543 is allocated to the asset management group, $308,553 is allocated to the Canadian wealth management group, and $1,634,845 is allocated to the U.S. wealth management group as at December 31, 2021 [2020 – $1,311,873, $254,276 and $487,523, respectively]. CI has indefinite-life fund management contracts of $1,774,050 within the asset management group and $28,617 within the U.S. wealth management group as at December 31, 2021 [2020 – $1,778,901 and nil, respectively]. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 74 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p109 (May 4, 2022 22:57:42) DT

The recoverable amounts of the groups of CGUs are based on a fair value less cost to sell calculation. The fair value of the Canadian wealth management group was determined using a % of assets under administration [“AUA”] multiple method, based on a 3% multiple applied to AUA as at the valuation date. The multiple applied to AUA is determined using publicly- traded comparables in Canada and the U.S., as well as recent transaction multiples. The fair value for the asset management group and U.S. wealth management group was determined using the discounted cash flow method, based on estimated future cash flows over a 5-year period with a terminal value for the period thereafter. CI uses a 5-year period to reflect the expected growth strategies for the various contracts acquired in addition to the fact that it may take several years to fully integrate operations and benefit from market-participant synergies. The key assumptions used in the forecast calculation include assumptions on market appreciation, net sales of funds and operating margins. Market appreciation rates are determined using long-term historical inflation-adjusted index returns. Net sales are determined based on the historical 3-year average as well as management’s forecasts for future sales. Inputs to the operating margin include estimates for management and trailer fees using current average fee rates and normalized inflation rates are applied to current selling, general and administrative expenses to forecast future cash flows over the 5-year period. The terminal value has been calculated assuming a long-term growth rate of 2% per annum in perpetuity based on a long-term real GDP growth rate as at December 31, 2021 and 2020. A discount rate of 12.00% – 13.00% per annum has been applied to the recoverable amount calculation as at December 31, 2021 [2020 – 10.10% – 14.94%]. Level 3 inputs were used to determine the fair value. The calculation of the recoverable amount exceeds the carrying amount of goodwill and indefinite-life fund management contracts as at December 31, 2021 and 2020. 5. OTHER ASSETS, INCOME AND EXPENSE Other assets as at December 31, 2021 consist of the following: 2021 2020 $ $ Long-term investments 48,560 23,925 Investments accounted for using the equity method 258,408 40,266 Advisor and employee loans 36,422 36,470 Other related party loans 20,361 9,072 Other 19,436 15,009 383,187 124,742 CI’s equity-accounted investments as at December 31, 2021, include Congress, AWM Dorval and the 2021 acquired interests in Axia, CPA and GLASFunds as described in Note 2. The aggregate carrying amount of these individually immaterial associates that are accounted for using the equity method is $258,408 [2020 – $40,266] and the aggregate amount of CI’s share of net income is $2,756 [2020 – $197]. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 75 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p110 (May 4, 2022 22:57:43) DT

CI has a hiring and retention incentive program whereby loans are extended to current investment advisors. These loans are initially recorded at their fair value, may bear interest at prescribed rates and are contractually forgiven on a straight-line basis over the applicable contractual period, which varies in length from three to seven years. The forgiven amount is included in other expenses. As at December 31, 2021, loans to investment advisors of $28,958 [2020 – $32,774] are included in other assets. These loans become due on demand upon early termination or breach in the terms of the agreements. CI has an employee share purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at December 31, 2021, the carrying amount of employee share purchase loans is $757 [2020 – $757] and is included in other assets. These loans become due immediately upon termination of employment or sale of the shares that are held as collateral. As at December 31, 2021, the shares held as collateral have a market value of approximately $851 [2020 – $918]. As at December 31, 2021, CI has shareholder loans of $6,707 outstanding (December 31, 2020 - $2,938). These loans bear interest at prescribed rates and are due immediately upon termination of employment or sale of the subsidiary shares that are held as collateral. Included in other income is income from CI’s long-term and equity accounted for investments of $40,283 [2020 - $11,191] and foreign exchange gains (losses) of $(18,766) [2020 - $7,463]. Other income also includes performance fees, interest income and revenue earned by Marret. Included in other expenses is the fair value change in acquisition liabilities of $149,905 [2020 – nil], legal and severance of $23,478 [2020 - $56,277] and losses on debenture redemptions $24,920 [2020 - $2,328] as described in Note 6 and Note 7. Other expenses also include expenses of Marret, acquisition closing costs and advisor recruitment. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 76 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p111 (May 4, 2022 22:57:43) DT

6. LONG-TERM DEBT Long-term debt consists of the following: Interest rate Issued date Maturity date 2021 2020 $ $ Credit facility and loans payable Bankers’ acceptances 297,500 — Fiduciary Network, LLC December 15, 2024 146,986 — 444,486 — Debenture principal amount $200 million 2.775% November 25, 2016 November 25, 2021 — 203,805 $325 million 3.520% July 20, 2018 July 20, 2023 — 323,944 $301 million 3.215% July 22, 2019 July 22, 2024 300,257 348,454 $450 million 3.759% May 26, 2020 May 26, 2025 448,278 447,829 $250 million 3.904% September 27, 2017 September 27, 2027 249,032 248,891 $960 million USD 3.200% December 17, 2020 December 17, 2030 1,207,689 883,193 $900 million USD 4.100% June 2, 2021 June 15, 2051 1,126,296 — 3,331,552 2,456,116 Long-term debt 3,776,038 2,456,116 Current portion of long-term debt 444,486 203,805 CREDIT FACILITY CI has a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three- year revolving credit facility, with the outstanding principal balance due upon maturity on May 27, 2024. Amounts may be borrowed in Canadian dollars through prime rate loans, which bear interest at the greater of the bank’s prime rate plus 0.20%, or bankers’ acceptances, which bear interest at bankers’ acceptance rates plus 1.20%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank’s reference rate for loans made by it in Canada in U.S. funds and the federal funds effective rate plus 1.20%, or LIBOR loans, which bear interest at LIBOR plus 1.20%. CI may also borrow under this facility in the form of letters of credit, which bear a fee of 1.20% on any undrawn portion. As at December 31, 2021 and 2020, CI had not accessed the facility by way of letters of credit. CI is within its financial covenants with respect to its credit facility, which require that the funded debt to annualized EBITDA ratio remain below 3.5:1 until June 29, 2022 and below 3.0:1 thereafter, and that CI’s assets under management not fall below $85 billion at any time. The net funded debt to annualized EBITDA ratio is increased by 0.5 if the consideration paid by CI for permitted acquisitions under the credit facility in any four quarters exceeds $200 million, with a maximum of two such increases until the maturity date. As at December 31, 2021, as a result of acquisitions that took place during the year, the net funded debt to annualized EBITDA ratio must remain below 4.0:1 until June 29, 2022 and 3.5:1 thereafter. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 77 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p112 (May 4, 2022 22:57:44) DT

DEBENTURES AND NOTES Redemptions: On January 18, 2021, CI redeemed the $200,000 principal amount of debentures due November 25, 2021 [the “2021 Debentures”] at an average price of $101.903, and recorded a loss of $3,805, included in other expenses. On February 19, 2021, CI redeemed the $325,000 principal amount of debentures due July 20, 2023 at an average price of $107.002 and recorded a loss of $22,755, included in other expenses. In connection with the redemption of the 2021 Debentures, on January 18, 2021, CI terminated the interest swap agreement previously entered into on February 2, 2017 and realized a gain of $1,865, included in other expenses. During the year ended December 31, 2021, CI repurchased $48,567 principal amount of debentures due July 22, 2024 at an average price of $104.458 and recorded a loss of $2,165, included in other expenses. During the year ended December 31, 2020, CI repurchased $55,985 principal amount of debentures due December 7, 2020 at an average price of $100.693 and recorded a loss of $388, included in other expenses. The remaining principal amount of $394,015 was repaid on the maturity date, December 7, 2020. Issuances: On June 7, 2021, CI completed an offering pursuant to which it issued $900,000 USD ($1,087,245 CAD) principal amount of notes due June 15, 2051 [the “2051 Notes”]. Interest on the 2051 Notes is paid semi-annually in arrears at a rate of 4.100%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility and other strategic capital needs. On December 17, 2020, CI completed an offering pursuant to which it issued $700,000 USD ($891,175 CAD) principal amount of notes due December 17, 2030 [the “2030 Notes”]. On January 19, 2021, CI issued $260,000 USD ($331,147 CAD) additional notes of the same series. Interest on the 2030 Notes is paid semi-annually in arrears at a rate of 3.200%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility and other strategic capital needs. On May 26, 2020, CI completed an offering pursuant to which it issued $450,000 principal amount of debentures due May 26, 2025 at par [the “2025 Debentures”]. Interest on the 2025 Debentures is paid semi-annually in arrears at a rate of 3.759%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility and other strategic capital needs. CI may, at its option, redeem the 2024 Debentures, the 2025 Debentures and the 2027 Debentures, in whole or in part, from time to time, on not less than 30 nor more than 60 days’ prior notice to the registered holder, at a redemption price that is equal to the greater of par and the Government of Canada yield, plus 44.5, 84.0 and 44.5 basis points, respectively. CI may also, at its option, redeem the 2030 Notes and the 2051 Notes in whole or in part, from time to time, at a redemption price that is equal to the greater of 100% of the principal amount of the notes to be redeemed and the Treasury Rate plus 35.0 and 30.0 basis points, respectively. CI considers these embedded prepayment options to be closely related to the debentures and, as such, does not account for them separately as a derivative. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 78 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p113 (May 4, 2022 22:57:45) DT

Interest on debentures and notes: Interest paid on the debentures and notes is paid semi-annually. During the years ended December 31, 2021 and 2020, interest paid is as follows: Interest rate Issued date Maturity date 2021 2020 $ $ Interest paid on debentures and notes $450 million 2.645% December 7, 2015 December 7, 2020 — 10,305 $200 million 2.775% November 25, 2016 November 25, 2021 — 5,409 $325 million 3.520% July 20, 2018 July 20, 2023 1,486 11,440 $301 million 3.215% July 22, 2019 July 22, 2024 10,106 11,384 $450 million 3.759% May 26, 2020 May 26, 2025 16,916 10,098 $250 million 3.904% September 27, 2017 September 27, 2027 9,760 9,760 $960 million USD 3.200% December 17, 2020 December 17, 2030 38,096 1,115 $900 million USD 4.100% June 2, 2021 June 15, 2051 26,129 — 102,493 59,511 Issuance costs and the issuance discount are amortized over the term of the debentures using the effective interest method. The amortization expense related to the discount and transaction costs for CI’s issued debentures for the year ended December 31, 2021 was $2,716 [2020 – $2,054], which is included in amortization and depreciation. In the event that both a change of control occurs and the rating of the debentures is lowered to below investment grade by two out of three rating agencies as defined as below BBB- by Standard & Poor’s, BBB (low) by DBRS Limited and Baa3 by Moody’s Investor Service, Inc., CI will be required to make an offer to repurchase all or, at the option of each holder, any part of each holder’s debentures at a purchase price payable in cash equivalent to 101% of the outstanding principal amount of the debentures and notes, together with accrued and unpaid interest, to the date of purchase. Also, in the case of the 2030 Notes, in the event that certain changes affecting Canadian withholding taxes occur, CI will have the option to redeem the notes in whole or in part, at a redemption price equal to 100% of the aggregate principal amount, together with accrued and unpaid interest, to the date of redemption. LOANS PAYABLE TO FIDUCIARY NETWORK, LLC As a result of CI’s acquisition of Regent, on December 30, 2021, CI assumed a loan agreement payable to Fiduciary Network, LLC [“Fiduciary”] of $116,200 USD ($146,986 CAD), maturing on December 15, 2024. The loan bears interest at a fixed amount of $1,258 USD on a quarterly basis. As Fiduciary can elect to terminate the loan either December 15, 2022 or December 15, 2023, the loan payable has been included in the current portion of long-term debt as at December 31, 2021. As a result of CI’s acquisition of Brightworth, on April 30, 2021, CI assumed a loan agreement to Fiduciary in the amount of $66,937 USD ($82,279 CAD) and repaid $13,435 USD ($16,514 CAD). Fiduciary elected to terminate the loan and on December 11, 2021, CI repaid the remaining loan amount of $53,502 USD ($67,766 CAD) and accrued interest of $737 USD ($947 CAD). NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 79 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p114 (May 4, 2022 22:57:45) DT

As a result of the acquisition of Radnor, on August 31, 2021, CI assumed a loan agreement to Fiduciary in the amount of $5,108 USD ($6,445 CAD). Fiduciary Network, LLC elected to terminate the loan payable and on December 31, 2021, CI repaid the loan amount $5,108 USD ($6,462 CAD) and interest of $34 USD ($43 CAD). 7. PROVISIONS AND OTHER FINANCIAL LIABILITIES CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations. CI has made provisions based on current information and the probable resolution of such claims, proceedings and investigations, as well as severance and amounts payable in connection with business acquisitions. The movement in provisions and other financial liabilities during the years ended December 31, are as follows: Provisions Acquisition liabilities Provisions Acquisition liabilities 2021 2021 2020 2020 $ $ $ $ Provisions and other financial liabilities, beginning of year 46,181 337,371 25,563 7,573 Additions 23,478 743,426 56,277 334,616 Amounts used (28,390) (324,272) (34,869) (701) Amounts reversed (10) (1,842) (790) — Fair value change - acquisition liabilities — 157,102 — — Translation - acquisition liabilities — (971) — (4,117) Provisions and other financial liabilities, end of year 41,259 910,814 46,181 337,371 Current portion of provisions and other financial liabilities 6,942 565,490 45,298 230,412 ACQUISITION-RELATED LIABILITIES Included in provisions and other financial liabilities in connection with business acquisitions are: As at As at December 31, 2021 December 31, 2020 Deferred consideration $ 136,053 $ 96,855 Fair value of contingent consideration $ 346,894 $ 131,122 Fair value of put arrangements $ 427,867 $ 109,394 Total acquisition liabilities $ 910,814 $ 337,371 Deferred consideration represents guaranteed deferred payments on acquisitions and typically settle in 90 to 270 days. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 80 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p115 (May 4, 2022 22:57:46) DT

Contingent consideration represents the estimated fair value of earn-out payments tied to the acquired companies exceeding certain predefined financial metrics, and is revalued on a quarterly basis. During the year ended December 31, 2021, compensation expense of $7,198 [2020 - nil] is included in contingent consideration payable and fair value change. For three of the contingent earn-out arrangements with a liability fair value recorded as of December 31, 2021 of $69,503 [2020 - $23,108], there was no maximum payout stipulated in the respective purchase agreements. For the remaining contingent earn-out arrangements with a liability fair value recorded as of December 31, 2021 of $277,391 [2020 - $108,014], the total maximum potential payout stipulated in the respective purchase agreements was $715,105 [2020 - $219,667]. Put options represent the fair value of embedded options in the acquisition purchase agreements to exchange minority interests for cash or redeemable instruments in a subsidiary of CI, subject to specific terms, and are revalued on a quarterly basis. During the year ended December 31, 2021, GSFM shareholders exercised their put to CI at an equivalent Canadian cash value of $17,748. The majority of put options payable as at December 31, 2021 will be satisfied with the issuance of redeemable instruments in one of CI’s subsidiaries in January 2022. Included in total acquisition liabilities are foreign translation adjustments since the date of the acquisitions. Fair value adjustments to the acquisition liabilities are included in other expenses. During the year ended December 31, 2021, CI paid cash of $308,907 and shares of $15,179 related to the acquisitions. LITIGATION AND RESTRUCTURING CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses. CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the years ended December 31, 2021 and 2020, no insurance proceeds were received related to the settlement of legal claims. During the year ended December 31, 2021, CI recorded provisions of $23,478 for legal and severance [2020 - $56,277]. As at December 31, 2021, a provision of $41,259 remains [2020 - $46,181]. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 81 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p116 (May 4, 2022 22:57:46) DT

8. LEASES The following shows the carrying amounts of CI’s right-of-use assets and lease liabilities, and the movements during the year ended December 31, 2021: Right-of-use assets Property leases Equipment leases Total Lease liabilities $ $ $ $ As at January 1, 2021 50,016 604 50,620 76,233 Additions, acquired & modifications (*) 105,056 1,038 106,094 114,125 Depreciation expense (14,213) (543) (14,756) — Interest expense — — — 3,463 Payments — — — (20,130) Translation 647 1 648 65 As at December 31, 2021 141,506 1,100 142,606 173,756 (*) Right-of-use asset includes reclass of subleased properties $8,229 During the year ended December 31, 2021, CI recognized rent expenses from short-term leases of $462, leases of low-value assets of $324 and variable lease payments of $12,153 [2020 – expenses of $355, $29 and $12,724, respectively]. During the year ended December 31, 2021, right-of-use assets of $8,229 were subleased and reclassed to other assets. As at December 31, 2021, sublease receivable of $8,211 [2020 - $1,995] is included in other assets. Included in other income for the year ended December 31, 2021, is finance income of $289 received from sub-leasing right-of-use assets [2020 – $89]. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 82 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p117 (May 4, 2022 22:57:47) DT

9. SHARE CAPITAL A summary of the changes to CI’s share capital for the years ended December 31 is as follows: [A] AUTHORIZED AND ISSUED Number of shares Stated value [in thousands] $ Authorized An unlimited number of common shares of CI Issued Common shares, balance, December 31, 2019 221,792 1,944,311 Issuance for acquisition of subsidiaries, net of issuance costs 2,034 35,434 Issuance of share capital for equity-based plans, net of tax 522 8,488 Share repurchases, net of tax (13,990) (120,236) Common shares, balance, December 31, 2020 210,358 1,867,997 Issuance for acquisition of subsidiary, net of issuance costs 3,712 78,916 Issuance of share capital for equity-based plans, net of tax 799 10,825 Share repurchases, net of tax (17,447) (147,585) Common shares, balance, December 31, 2021 197,422 1,810,153 During the year ended December 31, 2021, 15,692 thousand shares [2020 – 13,615 thousand shares] were repurchased under a normal course issuer bid at an average cost of $21.17 per share for total consideration of $332,248 [2020 – $18.32 per share for total consideration of $249,427]. Deficit was increased by $191,760 during the year ended December 31, 2021 [2020 – $130,216] for the cost of the shares repurchased in excess of their stated value. During the year ended December 31, 2021, 1,755 thousand shares [2020 – 375 thousand shares] were repurchased for CI’s restricted share unit plan at an average cost of $18.27 per share for total consideration of $32,071 [$23,573 after tax] [2020 – $22.70 per share for total consideration of $8,512 [$6,256 net of tax]]. Deficit was increased by $16,474 during the year ended December 31, 2021 [2020 – $5,231] for the cost of the shares repurchased in excess of their stated value. [B] EMPLOYEE INCENTIVE SHARE OPTION PLAN CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI. The maximum number of shares that may be issued under the Share Option Plan is 14,000 thousand shares. As at December 31, 2021, there are 811 thousand shares [2020 – 2,606 shares] reserved for issuance on exercise of share options. These options vest over periods of up to five years, may be exercised at prices ranging from $18.99 to $28.67 per share and expire at dates up to 2029. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 83 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p118 (May 4, 2022 22:57:48) DT

A summary of the changes in the Share Option Plan is as follows: Number of options Weighted average exercise price [in thousands] $ Options outstanding, December 31, 2019 5,584 29.63 Options exercisable, December 31, 2019 4,758 31.26 Options cancelled (2,978) 34.28 Options outstanding, December 31, 2020 2,606 26.38 Options exercisable, December 31, 2020 2,020 28.44 Options exercised (*) (3) 27.44 Options cancelled (1,792) 28.41 Options outstanding, December 31, 2021 811 21.88 Options exercisable, December 31, 2021 274 27.53 (*) Weighted-average share price of options exercised was $30.13 during the year ended December 31, 2021 [2020 - nil] The equity-based compensation expense under the Share Option Plan for the year ended December 31, 2021 of $290 [2020 – $210] has been included in selling, general and administrative expenses. Options outstanding and exercisable as at December 31, 2021 are as follows: Exercise price Number of options outstanding Weighted average remaining contractual life Number of options exercisable $ [in thousands] [years] [in thousands] 18.99 537 7.2 — 27.44 254 0.2 254 28.67 20 1.2 20 18.99 to 28.67 811 4.9 274 [C] RESTRICTED SHARE UNITS CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 84 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p119 (May 4, 2022 22:57:48) DT

A summary of the changes in the RSU Plan is as follows: Number of RSUs [in thousands] 2021 2020 RSUs outstanding, beginning of year 504 657 Granted, excluding dividends 1,783 350 Granted, dividends 58 36 Exercised (849) (521) Forfeited (59) (18) RSUs outstanding, end of year 1,437 504 An expense of $21,715 was recorded during the year ended December 31, 2021 [2020 - $10,447]. CI uses a trust to hold CI’s common shares, to fulfill obligations to employees arising from the RSU Plan. The common shares held by the trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations. [D] DEFERRED SHARE UNITS The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI. During the year ended December 31, 2021, 14 thousand DSUs were granted, and nil DSUs were exercised [2020 - 11 thousand DSUs, and nil exercised]. An expense of $730 was recorded during the year ended December 31, 2021 [2020 - $51]. As at December 31, 2021, included in accounts payable and accrued liabilities is an accrual of $1,245 for amounts to be paid under the DSU Plan [2020 - $515]. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 85 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p120 (May 4, 2022 22:57:49) DT

[E] BASIC AND DILUTED EARNINGS PER SHARE The following table presents the calculation of basic and diluted earnings per common share for the years ended December 31: [in thousands] 2021 2020 Numerator: Net income attributable to shareholders of the Company - basic and diluted $409,328 $475,978 Denominator: Weighted average number of common shares - basic 201,628 214,092 Weighted average effect of dilutive stock options and RSU awards (*) 838 1,527 Weighted average number of common shares - diluted 202,466 215,619 Net earnings per common share attributable to shareholders Basic $2.03 $2.22 Diluted $2.02 $2.21 (*) The determination of the weighted average number of common shares - diluted excludes 274 thousand shares related to stock options that were anti-dilutive for the year ended December 31, 2021 [2020 - 2,606 thousand shares]. [F] MAXIMUM SHARE DILUTION The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at January 31, 2022: [in thousands] Shares outstanding at January 31, 2022 197,422 RSU awards 1,434 Options to purchase shares 807 199,663 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 86 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p121 (May 4, 2022 22:57:49) DT

10. DIVIDENDS The following dividends were paid by CI during the year ended December 31, 2021: Record date Payment date Cash dividend per share Total dividend amount $ $ December 31, 2020 January 15, 2021 0.18 37,869 March 31, 2021 April 15, 2021 0.18 36,728 June 30, 2021 July 15, 2021 0.18 36,239 September 30, 2021 October 15, 2021 0.18 35,611 Paid during the year ended December 31, 2021 146,447 The following dividends were declared but not paid as at December 31, 2021: Record date Payment date Cash dividend per share Total dividend amount $ $ December 31, 2021 January 14, 2022 0.18 35,536 March 31, 2022 April 15, 2022 0.18 35,536 Declared and accrued as at December 31, 2021 71,072 The following dividends were paid by CI during the year ended December 31, 2020: Record date Payment date Cash dividend per share Total dividend amount $ $ December 31, 2019 January 15, 2020 0.18 39,971 March 31, 2020 April 15, 2020 0.18 38,995 June 30, 2020 July 15, 2020 0.18 38,574 September 30, 2020 October 15, 2020 0.18 37,773 Paid during the year ended December 31, 2020 155,313 The following dividends were declared but not paid as at December 31, 2020: Record date Payment date Cash dividend per share Total dividend amount $ $ December 31, 2020 January 15, 2021 0.18 37,649 March 31, 2021 April 15, 2021 0.18 37,648 75,297 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 87 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p122 (May 4, 2022 22:57:50) DT

11. INCOME TAXES The following are the major components of income tax expense for the years ended December 31: 2021 2020 $ $ Consolidated Statements of Income Current income tax expense Based on taxable income of the current year 217,896 171,637 Adjustments in respect of prior years (1,685) (2,714) 216,211 168,923 Deferred income tax expense Origination and reversal of temporary differences (net) (42,419) (1,722) (42,419) (1,722) Income tax expense reported in the consolidated statements of income 173,792 167,201 The following is a reconciliation between CI’s statutory and effective income tax rates for the years ended December 31: 2021 2020% % Combined Canadian federal and provincial income tax rate 26.5 26.5 Increase (decrease) in income taxes resulting from Recovery of prior years’ provisions for settled tax items 0.1 (0.5) Other, net 3.0 — Income tax expense reported in the consolidated statements of income and comprehensive income 29.6 26.0 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 88 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p123 (May 4, 2022 22:57:51) DT

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI’s deferred income tax assets and liabilities are as follows at December 31, 2021: December 31, 2020 Recognized in net income Business acquisition [note 2] Recognized in equity and FX December 31, 2021 $ $ $ $ $ Net deferred income tax (assets) liabilities Fund contracts 487,348 (26,901) 8,095 (1,517) 467,025 Right-of-use assets 12,904 24,623 — — 37,527 Equity-based compensation (14,400) 531 — (2,784) (16,653) Non-capital loss carryforwards (7,341) (1,835) — — (9,176) Provisions and other financial liabilities (7,611) (4,859) — — (12,470) Lease liabilities (19,409) (26,523) — — (45,932) Other 11,398 (7,455) (166) (222) 3,555 Net deferred income tax (assets) liabilities 462,889 (42,419) 7,929 (4,523) 423,876 Significant components of CI’s deferred income tax assets and liabilities are as follows at December 31, 2020: December 31, 2019 Recognized in net income Business acquisition Recognized in equity and FX December 31, 2020 $ $ $ $ $ Net deferred income tax (assets) liabilities Fund contracts 482,696 (1,197) 4,188 1,661 487,348 Right-of-use assets 11,866 1,038 — — 12,904 Equity-based compensation (12,950) (1,982) — 532 (14,400) Non-capital loss carryforwards (5,116) 4,681 (6,906) — (7,341) Provision for other liabilities (2,690) (4,921) — — (7,611) Lease liabilities (19,163) (246) — — (19,409) Other 10,198 905 41 254 11,398 Net deferred income tax (assets) liabilities 464,841 (1,722) (2,677) 2,447 462,889 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 89 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p124 (May 4, 2022 22:57:51) DT

12. FINANCIAL INSTRUMENTS The carrying amounts of the financial instruments are presented in the table below and are classified according to the following categories: December 31, 2021 December 31, 2020 $ $ Financial assets Fair value through profit or loss Cash and cash equivalents 230,779 483,598 Investments 131,772 133,375 Other assets 48,560 12,210 Amortized cost Client and trust funds on deposit 1,199,904 973,143 Accounts receivable 242,154 219,074 Other assets 59,172 44,314 Total financial assets 1,898,373 1,865,714 Financial liabilities Fair value through profit or loss Provisions and other financial liabilities 774,761 240,516 Amortized cost Accounts payable and accrued liabilities 351,495 308,797 Provisions and other financial liabilities 177,312 143,036 Dividends payable 71,072 75,297 Client and trust funds payable 1,202,079 961,080 Long-term debt 3,776,038 2,456,116 Total financial liabilities 6,352,757 4,184,842 CI’s investments as at December 31, 2021 and 2020 include CI’s marketable securities, which comprise of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as Level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as Level 2 in the fair value hierarchy. CI’s investments as at December 31, 2021, also include securities owned, at market, consisting of money market and equity securities. Money market and equity securities are valued based on quoted prices and are classified as Level 1 in the fair value hierarchy. During the year ended December 31, 2021, a Level 3 investment of $202 was transferred to Level 1 [2020 - no transfers between Level 1, Level 2 and Level 3]. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 90 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p125 (May 4, 2022 22:57:52) DT

Investments consist of the following as at December 31, 2021: Total Level 1 Level 2 Level 3 $ $ $ $ Marketable securities 116,879 33,278 79,946 3,655 Securities owned, at market 14,893 14,893 — — Total investments 131,772 48,171 79,946 3,655 Investments consist of the following as at December 31, 2020: Total Level 1 Level 2 Level 3 $ $ $ $ Marketable securities 118,126 37,193 77,278 3,655 Securities owned, at market 15,249 15,249 — — Total investments 133,375 52,442 77,278 3,655 Included in other assets are long-term private equity strategic investments of $202 [2020 - nil] valued using Level 1 inputs and $48,358 [2020 - $12,210] valued using Level 3 inputs. Included in provisions and other financial liabilities as at December 31, 2021 is put options payable on non-controlling interests of $427,867 [2020 - $109,394] and contingent consideration payable of $346,894 [2020 - $131,122]. The fair value of the put option payable and contingent consideration payable was determined using a combination of the discounted cash flow or earnings multiple methods, and Monte-Carlo simulations, which are based on significant inputs that are considered Level 3 inputs. This approach also included assumptions regarding the timing in which the minority shareholders will require CI to purchase these non-controlling interests. In determining fair value of contingent consideration payable, the acquired business’s future performance is estimated using financial projections for the acquired business. These financial projections, as well as alternative scenarios of financial performance, are measured against the performance targets specified in each respective acquisition agreement. In addition, discount rates are established based on the cost of debt and the cost of equity. The fair value of certain put option arrangements includes a projection of future performance, discounted based on the cost of equity and a risk premium. Otherwise, the fair value of put option arrangements is based on the exchange value of the subsidiary redeemable instruments, calculated using an earnings multiple approach. Significant unobservable inputs include forecasted average annualized earnings growth rate of 13%, discount rates in the range of 4% to 21% and volatility of up to 25% [2020 - forecasted average annualized earnings growth rate of 15%, discount rates 3% to 16% and volatility up to 52%]. The estimated fair value of certain put options payable and contingent consideration payable would increase (decrease) if the forecasted growth rate was higher (lower), if the discount rate was lower (higher) or if volatility was higher (lower). Long-term debt as at December 31, 2021 includes debentures with a fair value of $3,520,159 [2020 - $2,575,740], as determined by quoted market prices, which have been classified as Level 2 in the fair value hierarchy. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 91 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p126 (May 4, 2022 22:57:52) DT

13. RISK MANAGEMENT Risk management is an integrated process with independent oversight. Management has developed an enterprise-wide approach to risk management that involves executives in each core business unit and operating area of CI. Using a quantitative and qualitative analysis, risk factors are assessed and procedures are implemented to mitigate the various events that could impact CI’s financial position and results of operations. CI’s financial instruments bear the following financial risks: [A] MARKET RISK Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity prices. CI’s Corporate Finance Group reviews the exposure to interest rate risk, foreign exchange risk and price risk by identifying, monitoring and reporting potential market risks to the Chief Financial Officer. A description of each component of market risk is described below: • Interest rate risk is the risk of loss due to the volatility of interest rates. • Foreign exchange risk is the risk of loss due to volatility of foreign exchange rates. • Price risk is the risk of loss due to changes in prices and volatility of financial instruments. CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance and may adversely affect CI’s assets under management and financial results. (i) Interest rate risk Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Fluctuations in interest rates have a direct impact on the interest payments CI makes on its long-term debt. Debt outstanding on CI’s credit facility of $297,500 [2020 – nil] is borrowed at a floating interest rate. As at December 31, 2020, CI had an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the 2021 Debentures $200,000 principal amount for floating rate payments. As at December 31, 2021, the swap agreement is terminated. Based on the amount borrowed under the credit facility and the 2021 Debentures as at December 31, 2021, each 0.50% increase or decrease in interest rates would result in annual interest expense increasing or decreasing by $1,488 [2020 – $1,000], respectively. (ii) Foreign exchange risk CI is exposed to foreign exchange risk primarily from its investment in foreign subsidiaries operating in the United States, Australia and Hong Kong and from long-term debt denominated in U.S. dollars. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 92 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p127 (May 4, 2022 22:57:53) DT

The following table provides the impact on net income and other comprehensive income [“OCI”] of a 10% change in the value of foreign currencies with respect to CI’s net financial assets as at December 31, 2021: 10% strengthening of foreign exchange rate on net income 10% strengthening of foreign exchange rate on OCI 10% weakening of foreign exchange rate on net income 10% weakening of foreign exchange rate on OCI United States dollar (301,683) 4,917 301,683 (4,917) Australian dollar (191) 1,469 191 (1,469) Hong Kong dollar 138 — (138) — The following table provides the impact on net income and OCI of a 10% change in the value of foreign currencies with respect to CI’s net financial assets as at December 31, 2020: 10% strengthening of foreign exchange rate on net income 10% strengthening of foreign exchange rate on OCI 10% weakening of foreign exchange rate on net income 10% weakening of foreign exchange rate on OCI United States dollar (75,123) 1,511 75,123 (1,511) Australian dollar 389 761 (389) (761) Hong Kong dollar 127 — (127) — [iii] Price risk CI incurs price risk through its investments of $131,772 [2020 – $133,375]. Based on the carrying amount of these assets, an increase or decrease in prices by 10% would result in estimated gains or losses of $13,177 [2020 - $13,337], respectively. [B] LIQUIDITY RISK Liquidity risk arises from the possibility that CI will encounter difficulties in meeting its financial obligations as they fall due. CI manages its liquidity risk through a combination of cash received from operations as well as borrowings under its revolving credit facility. Liquidity is monitored through a daily cash management process that includes the projection of cash flows to ensure CI meets its funding obligations. CI’s liabilities have contractual maturities, excluding interest payments, as follows: Total 2022 2023 2024 2025 2027 2030 2051 $ $ $ $ $ $ $ $ Accounts payable and accrued liabilities 351,495 351,495 — — — — — — Dividends payable 71,072 71,072 — — — — — — Client and trust funds payable 1,202,079 1,202,079 — — — — — — Long-term debt 3,798,711 444,486 — 301,433 450,000 250,000 1,214,344 1,138,448 Deferred consideration 136,053 123,277 12,776 — — — — — Contingent consideration 346,894 41,773 225,747 63,368 16,006 — — — Put option 427,867 400,440 — 5,647 18,782 2,998 — — Total 6,334,171 2,634,622 238,523 370,448 484,788 252,998 1,214,344 1,138,448 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 93 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p128 (May 4, 2022 22:57:54) DT

[C] CREDIT RISK Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. Expected credit losses associated with CI’s financial assets are insignificant. As at December 31, 2021, financial assets of $1,549,790 [2020 – $1,248,740], represented by client and trust funds on deposit of $1,199,904 [2020 – $973,143], accounts receivable of $242,154 [2020 – $219,074] and other assets of $107,732 [2020 – $56,523], were exposed to credit risk. CI does not have a significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of each individual counterparty and holding collateral, where appropriate. Client and trust funds on deposit consist mainly of cash deposits or unsettled trade receivables. CI may also extend amounts to clients on a margin basis for security purchases. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy. Credit risk is managed by dealing with counterparties CI believes to be creditworthy and by actively monitoring credit and margin exposure and the financial health of the counterparties. CI’s accounts receivable consist primarily of management fees receivable, amounts due to CI from the government agencies with respect to input tax credits and other short-term receivables due within 90 days. Securities lending and borrowing agreements consist of the following as at December 31, 2021: Cash Securities $ $ Loaned or delivered as collateral 6,942 6,631 Borrowed or received as collateral 16,882 16,530 Securities lending and borrowing agreements consist of the following as at December 31, 2020: Cash Securities $ $ Loaned or delivered as collateral 12,321 11,523 Borrowed or received as collateral 31,862 30,520 CI uses securities lending and borrowing to facilitate the securities settlement process. These transactions are typically short- term in nature, fully collateralized by either cash or securities and subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Cash loaned or delivered as collateral is included in accounts receivable and cash borrowed or received as collateral is included in accounts payable and accrued liabilities. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 94 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p129 (May 4, 2022 22:57:54) DT

Other assets consist mainly of long-term investments, long-term accounts receivable, loans granted under CI’s employee share purchase plan and loans extended to investment advisors under CI’s hiring and incentive program. Employee loans are collateralized by CI shares and become due immediately upon termination of the employee or upon the sale of the shares held as collateral. Commissions may be used to offset loan amounts made to investment advisors in the event of default. Credit risk associated with other assets is limited given the nature of the relationship with the counterparties. 14. CAPITAL MANAGEMENT CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations. CI’s capital comprises shareholders’ equity and long- term debt (including the current portion of long-term debt). CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at December 31, 2021, cash and cash equivalents of $21,695 [2020 – $14,680] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at December 31, 2021 and December 31, 2020, CI met its capital requirements. CI’s capital consists of the following: As at As at December 31, 2021 December 31, 2020 $ $ Shareholders’ equity 1,588,517 1,582,447 Long-term debt 3,776,038 2,456,116 Total capital 5,364,555 4,038,563 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 95 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p130 (May 4, 2022 22:57:55) DT

15. COMMITMENTS LEASE COMMITMENTS CI has entered into leases relating to the rental of office premises and computer equipment. CI has the option to renew certain leases. The approximate future minimum annual rental payments under such leases are as follows: $ 2022 27,817 2023 26,012 2024 25,114 2025 23,304 2026 21,745 2027+ 121,300 ADVISOR SERVICES AGREEMENTS CI is a party to certain advisor services agreements, which provide that the advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre- determined formula contained in the advisor services agreements. LOAN GUARANTEES CI has agreed to guarantee up to $50,000 of loans granted by the Bank of Nova Scotia to advisors for the purpose of purchasing advisor practices. INDEMNITIES CI has agreed to indemnify its directors and officers, and certain of its employees in accordance with its by-laws. CI maintains insurance policies that may provide coverage against certain claims. 16. SEGMENTED INFORMATION CI has two reportable segments: asset management and wealth management. These segments reflect CI’s internal financial reporting, performance measurement and strategic priorities. Prior year has been recast for comparative purposes. The asset management segment includes the operating results and financial position of CI Investments, GSFM and Marret, which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds. The wealth management segment includes the operating results and financial position of CI Private Counsel LP, the U.S. RIAs, Aligned, CI Investment Services, Wealthbar and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 96 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p131 (May 4, 2022 22:57:56) DT

the sale of mutual funds and other financial products, and ongoing service to clients. Segmented information as at and for the year ended December 31, 2021 is as follows: Asset management Wealth management Intersegment eliminations Total $ $ $ $ Management fees 1,809,967 — (17,864) 1,792,103 Administration fees — 1,052,828 (190,193) 862,635 Other income 26,949 45,330 — 72,279 Total revenue 1,836,916 1,098,158 (208,057) 2,727,017 Selling, general and administrative 376,670 344,009 (18,403) 702,276 Trailer fees 586,237 — (34,537) 551,700 Advisor and dealer fees — 579,243 (154,738) 424,505 Deferred sales commissions 6,093 — (379) 5,714 Amortization and depreciation 25,383 71,438 — 96,821 Other expenses 90,624 159,541 — 250,165 Total expenses 1,085,007 1,154,231 (208,057) 2,031,181 Income before income taxes and non-segmented items 751,909 (56,073) — 695,836 Interest and lease finance (109,670) Provision for income taxes (173,792) Net income for the year 412,374 Indefinite-life intangibles Goodwill 1,312,543 1,943,398 — 3,255,941 Fund contracts 1,774,050 28,617 — 1,802,667 Total indefinite-life intangibles 3,086,593 1,972,015 — 5,058,608 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 97 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p132 (May 4, 2022 22:57:56) DT

Segmented information as at and for the year ended December 31, 2020 is as follows: Asset management Wealth management Intersegment eliminations Total $ $ $ $ Management fees 1,650,076 — (14,303) 1,635,773 Administration fees — 530,058 (165,650) 364,408 Other income (2,227) 54,830 — 52,603 Total revenue 1,647,849 584,888 (179,953) 2,052,784 Selling, general and administrative 325,245 138,805 (14,611) 449,439 Trailer fees 538,409 — (28,965) 509,444 Advisor and dealer fees — 389,264 (135,888) 253,376 Deferred sales commissions 7,981 — (489) 7,492 Amortization and depreciation 24,714 18,800 — 43,514 Other expenses 69,176 12,156 — 81,332 Total expenses 965,525 559,025 (179,953) 1,344,597 Income before income taxes and non-segmented items 682,324 25,863 — 708,187 Interest (65,440) Provision for income taxes (167,201) Net income for the year 475,546 Indefinite-life intangibles Goodwill 1,311,873 741,799 — 2,053,672 Fund contracts 1,778,901 — — 1,778,901 Total indefinite-life intangibles 3,090,774 741,799 — 3,832,573 Geographic segment information: 2021 2020 Revenue from external customers $ $ Canada 2,330,892 1,971,291 United States 338,722 47,195 Australia 57,403 34,298 Total 2,727,017 2,052,784 2021 2020 Non-current assets $ $ Canada 3,669,613 3,492,876 United States 3,039,774 912,731 Australia 111,069 115,495 Hong Kong 71 82 Total 6,820,527 4,521,184 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 98 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p133 (May 4, 2022 22:57:57) DT

17. COMPENSATION OF KEY MANAGEMENT The remuneration of directors and other key management personnel of CI during the years ended December 31 is as follows: 2021 2020 $ $ Cash compensation 11,707 5,155 Equity-based compensation 9,072 6,660 Total 20,779 11,815 18. AMORTIZATION AND DEPRECIATION The following table provides details of amortization and depreciation: 2021 2020 $ $ Depreciation of capital assets 13,212 12,295 Depreciation of right-of-use assets 14,756 9,848 Amortization of intangibles 66,137 19,317 Amortization of debenture transaction costs 2,716 2,054 Total amortization and depreciation 96,821 43,514 19. UPDATE ON COVID-19 CI is continuing to monitor the impact of the COVID-19 pandemic and is managing expenses accordingly. CI believes it is well positioned to meet its financial obligations and to support planned business operations throughout this pandemic. The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates. 20. SUBSEQUENT EVENT On January 1, 2022, the Company established a new entity in the U.S. to consolidate its U.S. wealth management acquisitions, CI Private Wealth U.S., LLC. This new entity will operate as a partnership where CI will be the majority owner with the minority owners being the senior leaders and financial advisors from its wealth management acquisitions. The Company acquired the remaining stakes in the wealth management businesses it did not fully own on January 1, 2022 in exchange for a redeemable interest in the new entity. Approximately $374,438 of acquisition related liabilities were settled through the exchange for redeemable interests in CI Private Wealth. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 99 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p134 (May 4, 2022 22:57:57) DT

21. COMPARATIVE FIGURES Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation in the current year. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2021 and 2020 • [in thousands of Canadian dollars, except per share amounts] Q4 Financial Report 100 December 31, 2021 31646 CI Financial_Annual Report Text.pdf - p135 (May 4, 2022 22:57:58) DT

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time. 21-05-322601_E (05/21) 31646 CI Financial_Annual Report Text.pdf - p136 (May 4, 2022 22:57:59) DT

As described in greater detail in the MD&A section of this Annual Report, this Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time, including the risks described under the heading “Risk Management” in the MD&A section of this Annual Report. © 2022 CI Financial Corp. All rights reserved. 22-03-311354_E (03/22) ANNUAL REPORT 2021 CI_Annual_Report_Cover_v1_FINAL.indd All Pages CI_Annual_Report_Cover_v1_FINAL.indd All Pages 4/1/22 3:48 PM 4/1/22 3:48 PM